Orbis

Grupa Hotelowa

Warsaw, 2006-09-28

SUPPL

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XIX Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of interim consolidated financial statements of Capital Group Orbis S.A. together with interim condensed financial statements of Orbis S.A. for the period from 1 January 2006 to 30 June 2006.

Best regards

Krzysztof Gerula
I Vice President

Capital Group Orbis

CONSOLIDATED AND STANDALONE INTERIM FINANCIAL STATEMENTS

as at June 30, 2006

Orbis

Capital Group Orbis

President's letter

Orbis

Warsaw, 28 September 2006

Ladies and Gentlemen,

The first six months of 2006 have been a time of immense experience for our new organization and the new strategy which we have adjusted in May by announcing that the Orbis Group will gather momentum in developing its hotel business towards the economy product, i.e. expansion of the Ibis network and establishment of the Etap hotel network in Poland as well as modernization of selected Orbis S.A. hotels. The updated strategy provides for establishment of 33 new hotels offering 3.6 thousand rooms by the end of 2010. Thanks to implementation of this strategy, in 2010 the Orbis Group will embrace 83 hotels with 13.6 thousand rooms.

Furthermore, the first half of 2006 brought about changes in work organization of hotels and sales services, among others in connection with the regionalization process, as the first regional center in Kraków was operating and works continued on establishing the Wrocław and Gdańsk centers.

As part of our strategy, one of the most beautiful and elegant hotels at the Polish seaside, i.e. the Grand Sopot Hotel, where tradition intermingles with modernity, welcomed the first guests following its in-depth modernization and joined the family of hotels representing the Sofitel brand in Poland.

Keeping up the practice initiated a few years ago, the General Meeting of the Company's Shareholders, for the fifth consecutive time, made a decision to distribute dividend of PLN 0.34 per share and appropriated for this purpose the amount of PLN 15.7 million, i.e. 19.1% of net profit for 2005. In the first 6 months of 2006, the price of Orbis shares rose by 31% while the WIG20 index increased by 7.2%. We are proud of trust that both individual and institutional investors bestow in us and for which I would like to express my heart-felt gratitude.

Sales generated by the Orbis Capital Group remained stable in comparison to the same period in 2005. The same is true for the Hotel Group, though given equal parameters (6 hotels were closed) to make the figures comparable, the turnover actually increased by 4.8%. The greatest positive impact on the sales figures has been generated by Hekon – Hotele Ekonomiczne and Orbis Transport. Nevertheless, revenues of the Orbis Group have been affected by a decline in organized incoming traffic from Germany as the World Football Championships organized in that country this year, which had a negative impact on our activity in June. Besides, the EUR/PLN exchange rate was disadvantageous and exerted impact on both the hotel revenues as well as revenues from foreign incoming traffic and car rental.

Despite such unfavorable factors, the Orbis Capital Group's EBITDA increased by 5.6% which confirms a rising operating profitability. As for the Orbis Hotel Group, its EBITDA rose by 6%, though based on equal parameters for the first half of 2005, the EBITDA rose by 21.2%. It has to be noted that our Orbis Kontrakty company in charge of negotiating with suppliers, made a PLN m 2.2 positive contribution to the Orbis Hotel EBITDA.

It is important, and we are satisfied, that in the first half 2006 we succeeded in pushing the Average Daily Rate up by 6.3%, and that the RevPAR increased by 8.1% as compared to the corresponding period of 2005.

Operations of our subsidiaries deserve a positive appraisal. Orbis Travel reported an increase in the number of clients due to invariably growing sales of the popular charter offer of Travel Time. Likewise, Orbis Transport reported a 29.2% growth in the number of passengers carried in the first half of 2006.

I wish to thank all the Guests of our hotels and Customers availing themselves of the services offered by the Orbis Group for their confidence, which we regard as very precious and needed, as well as Orbis Employees for their every day efforts and commitment.

I do rely on your incessant support in pursuing our plans and I cordially invite you to avail of the services offered by the Orbis Group.

Jean-Philippe Savoye
President of the Management Board, CEO
Orbis SA

Capital Group Orbis

Interim Consolidated Financial Statements
and Interim Stand-alone Condensed Financial Statements of Orbis S.A.

as at June 30, 2006

Orbis

The Consolidated Financial Statements of the Orbis S.A. Group for the period from 1 January to 30 June 2006

Warsaw, 28 September 2006

TABLE OF CONTENTS

CONSOLIDATED BALANCE SHEET

as at June 30, 2006

Assets	balance as at June 30, 2006	balance as at December 31, 2005	balance as at June 30, 2005
	'000 PLN	'000 PLN	'000 PLN
Fixed assets	**1 979 996**	**1 943 143**	**1 869 383**
Tangible fixed assets	1 752 936	1 743 725	1 671 536
Intangible assets, of which:	109 679	110 167	110 014
- goodwill	107 252	107 252	107 252
Investment in an associated company consolidated using the equity method of accounting	6 511	5 220	3 979
Financial assets held for trading	665	765	727
Other financial assets	57 382	35 447	17 008
Investment property	42 531	43 184	44 142
Other long-term investments	572	565	733
Deferred income tax assets	9 720	4 070	21 244
Current assets	**276 720**	**216 931**	**275 388**
Inventories	12 072	9 436	11 481
Trade receivables	75 590	44 596	72 946
Income tax receivables	59	6 604	4 074
Other short-term receivables	96 439	41 548	46 922
Financial assets at fair value through profit or loss	21 687	33 047	89 259
Cash and cash equivalents	70 873	81 700	50 706
Non-current assets held for sale	726	518	674
Total assets	**2 257 442**	**2 160 592**	**2 145 445**

The notes on pages 9 to 77 are an integral part of these financial statements

CONSOLIDATED BALANCE SHEET, continued

as at June 30, 2006

Shareholders Equity and Liabilities	balance as at June 30, 2006	balance as at December 31, 2005	balance as at June 30, 2005
	'000 PLN	'000 PLN	'000 PLN
Shareholders' equity	**1 661 792**	**1 664 740**	**1 576 651**
Share capital	517 754	517 754	517 754
Other capital	133 333	133 333	133 411
Foreign currency translation reserve	(485)	(1 498)	(642)
Retained profits	1 009 262	1 013 153	924 078
Minority holdings	1 928	1 998	2 050
Non current liabilities	**360 958**	**313 348**	**354 710**
Loans and borrowings	311 784	267 358	279 911
Provision for deferred income tax	1 572	1 514	353
Other non current liabilities	7 414	5 798	33 917
Provision for pension and similar benefits	40 148	38 387	40 405
Provisions for liabilities	40	291	124
Current liabilities	**234 692**	**182 504**	**214 084**
Loans and borrowings - current	40 731	42 984	3 103
Trade liabilities	93 273	75 550	80 448
Income tax liabilities	5 807	168	641
Other current liabilities	85 898	53 064	80 863
Provision for pension and similar benefits	5 584	5 525	6 083
Provisions for liabilities	3 399	5 213	42 946
Total equity and liabilities	**2 257 442**	**2 160 592**	**2 145 445**

The notes on pages 9 to 77 are an integral part of these financial statements

CONSOLIDATED INCOME STATEMENT

for 6 months ended on June 30, 2006

	6 months ended on June 30, 2006 '000 PLN	6 months ended on June 30, 2005 '000 PLN
Net sales of services	470 618	463 117
Net sales of other products, merchandise and raw materials	2 397	7 478
Cost of services, products, merchandise and raw materials sold	(358 792)	(361 024)
Gross profit on sales	**114 223**	**109 571**
Other operating income	14 969	26 510
Distribution & marketing expenses	(24 291)	(24 265)
Overheads & administrative expenses	(76 686)	(77 625)
Other operating expenses	(8 068)	(14 240)
Net impairment reversal	0	0
Operating profit	**20 147**	**19 951**
Profit on sale of part or total holdings in subsidiaries, affiliates and associated companies	0	13
Financial income	2 451	2 753
Financial expenses	(8 293)	(8 280)
Share in net profits of subsidiaries, affiliates and associated companies	1 291	497
Profit before tax	**15 596**	**14 934**
Corporate income tax	(3 890)	(6 019)
Net profit on continuing operations	**11 706**	**8 915**
Discontinued operations	**0**	**0**
Loss on discontinued operations	0	0
Net profit for the financial year	**11 706**	**8 915**
Ascribed to:		
shareholders of the controlling company	11 776	8 715
minority shareholders	(70)	200
	11 706	**8 915**
Earnings per common share (in PLN)		
Basic/diluted earnings per share attributable to the equity holders of the Company	0,26	0,19

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months ended on June 30, 2006

	Capital attributable to equity holders of the Company				Minority interests	Total
	Share Capital	Other Capital	Foreign currency translation reserve	Retained Profits		
	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN	'000 PLN
Twelve months ended on December 31, 2005						
Balance as at January 1, 2005	**517 754**	**133 411**	**(789)**	**931 029**	**1 850**	**1 583 255**
- profit for the financial year	0	0	0	97 790	181	97 971
- translation differences on consolidation	0	0	(709)	0	(33)	(742)
- increase of other investments value	0	(78)	0	0	0	(78)
Total recognised income	**0**	**(78)**	**(709)**	**97 790**	**148**	**97 151**
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at December 31, 2005	**517 754**	**133 333**	**(1 498)**	**1 013 153**	**1 998**	**1 664 740**
Six months ended on June 30, 2005						
Balance as at January 1, 2005	**517 754**	**133 411**	**(789)**	**931 029**	**1 850**	**1 583 255**
- profit for the financial year	0	0	0	8 715	200	8 915
- translation differences on consolidation	0	0	147	0	0	147
Total recognised income	**0**	**0**	**147**	**8 715**	**200**	**9 062**
- dividends	0	0	0	(15 666)	0	(15 666)
Balance as at June 30, 2005	**517 754**	**133 411**	**(642)**	**924 078**	**2 050**	**1 576 651**
Six months ended on June 30, 2006						
Balance as at January 1, 2006	**517 754**	**133 333**	**(1 498)**	**1 013 153**	**1 998**	**1 664 740**
- profit for the financial year	0	0	0	11 776	(70)	11 706
- translation differences on consolidation	0	0	1 013	0	0	1 013
Total recognised income	**0**	**0**	**1 013**	**11 776**	**(70)**	**12 719**
- dividends	0	0	0	(15 667)	0	(15 667)
Balance as at June 30, 2006	**517 754**	**133 333**	**(485)**	**1 009 262**	**1 928**	**1 661 792**

The notes on pages 9 to 77 are an integral part of these financial statements

CONSOLIDATED CASH FLOW STATEMENT

for 6 months ended on June 30, 2006

	6 months ended on June 30, 2006 '000 PLN	6 months ended on June 30, 2005 '000 PLN
OPERATING ACTIVITY		
Gross profit	**15 596**	**14 934**
Adjustments:	**52 317**	**78 507**
Share in net profit of companies consolidated using the equity method of accounting	(1 291)	(497)
Depreciation and amortization	68 518	63 990
Gain on foreign exchange differences	130	(2 644)
Interest	7 464	4 292
Profit (loss) on investing activity	(2 507)	(5 814)
Change in receivables and deferred and accrued expenses	(68 193)	(51 044)
Change in current liabilities, excluding loans and borrowings	28 691	43 886
Change in provisions	(245)	9 827
Change in inventories	(2 636)	1 207
Other adjustments	22 386	15 304
Cash from operating activity	**67 913**	**93 441**
Income tax paid	(4 071)	(6 529)
Net cash flow from operating activity	**63 842**	**86 912**
INVESTING ACTIVITY		
Sale of tangible fixed assets and intangible assets	9 159	14 718
Sale of shares in group companies	0	2 015
Sale of short-term securities	226 464	472 634
Interests income	139	761
Repayment of loans granted	8	2 776
Expenditure on tangible fixed assets and intangibles	(94 630)	(43 046)
Expenditure on purchase of group companies	0	(100)
Expenditure on purchase of short-term securities	(214 792)	(499 089)
Granting of loans	0	(114)
Other investing expenses	(34 083)	(3 479)
Net cash flow from investing activity	**(107 735)**	**(52 924)**
FINANCING ACTIVITY		
Loans and borrowings obtained	51 924	3 770
Other financial income	4 512	4 937
Repayment of loans and borrowings	(10 318)	(23 373)
Payment of interest	(8 237)	(3 877)
Financial lease payments	(865)	(348)
Other financial expenditure	(3 950)	(4 653)
Net cash flow from financing activity	**33 066**	**(23 544)**
Change in cash and cash equivalents	**(10 827)**	**10 444**
Cash and cash equivalents at the beginning of period	**81 700**	**40 262**
Cash and cash equivalents at the end of period	**70 873**	**50 706**

The notes on pages 9 to 77 are an integral part of these financial statements

1. BACKGROUND

1.1 GENERAL INFORMATION

Core business operations of the Orbis Group comprise hotel, tourist and transport activities. The Group's Parent Company is Orbis S.A. having its corporate seat in Warsaw, Poland, at ul. Bracka 16, 00-028 Warsaw, entered into the Register of Businesses maintained by the District Court in Warsaw, 12th Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company employing over 4000 people and operating a network of 49 hotels (9,311 rooms) in 29 major cities, towns and resorts in Poland. The Group's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn, Orbis Hotels and Ibis brands.

Orbis S.A. leads the Orbis Group formed of companies from the hotel, tourist and transport sectors. Along with its subsidiaries: Hekon-Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o., Orbis S.A. forms the largest tourist and hotel group in Poland and Central Europe.
Hekon – Hotele Ekonomiczne S.A. operates Poland's largest network of 8 Ibis economy hotels and two Novotels, offering in aggregate over 1,500 rooms in 8 towns in Poland. Moreover, the company operates the Novotel Vilnius in Lithuania through its subsidiary UAB Hekon.
Polskie Biuro Podróży Orbis Sp. z o.o. running its activities under the business name of **Orbis Travel** is the largest Polish travel agent: leader in the foreign incoming traffic segment and a major organizer of outgoing and domestic traffic. In addition, the company specializes in business trips services and acts as an agent in the sales of transport tickets.
Orbis Transport Sp. z o.o. is the largest Polish carrier in the international coach connections segment (runs regular connections to 160 towns in 11 European countries) and is a leading company on the short-term and long-term car rental market. The car rental activity is pursued on the basis of license agreements with Hertz Rent a Car and Hertz Lease.
Orbis Kontrakty Sp. z o. o. was established by Orbis S.A. and Hekon Hotele Ekonomiczne S.A. The main objective for which the Company was founded is to organize purchases for hotels managed by both companies – Founders of Orbis Kontrakty Sp. z o.o..

These consolidated financial statements of the Group for the first half of 2006 comprise the Parent Company and its subsidiaries (jointly named the "Orbis Group" or the "Group").

The consolidated financial statements have been prepared on the assumption that the Parent Company and Group companies will continue as going concern in the foreseeable future. When preparing the consolidated financial statements, estimates and judgments concerning the future were made. These estimates and judgments are described in Note 2.4.

According to the Management Board of the Parent Company, presently there exist no circumstances that would indicate a threat to the Group's ability to continue as a going concern.

Main accounting policies applied in preparing the consolidated financial statements are set out below. These policies have been consistently applied to all years presented in the financial statements.

The financial statements of the companies forming the Group are recognized in the currency of the primary economic environment in which the companies operate (the "functional currency"). The consolidated financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Parent Company.
All financial figures are quoted in PLN thousands, unless otherwise stated.

1.2. STATEMENT OF COMPLIANCE

On 10 February 2005, the Extraordinary General Meeting of Shareholders of the Parent Company Orbis S.A. was held. The General Meeting passed a resolution on preparing the financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The attached interim financial statements have been prepared in accordance with the International Financial Reporting Standards as approved by the European Union, related to interim reporting (IAS 34).

With regard to accounting for the received rights to perpetual usufruct of land, the Management Board has looked into various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land received as a result of an administrative decision should be recognized in the balance sheet in the amounts resulting from an independent valuation.

The land constitutes part of the Group's hotel properties (i.e. cash generating units) since it helps to generate the hotels' results and cash flows. Hence, the land constitutes part of the fair value of real property.

Some of the rights to perpetual usufruct of land have been purchased by the Group and initially recognized at purchase price (at market value). The other rights were received from the state as part of the hotel properties.

It cannot be stated that the rights to perpetual usufruct of land were transferred to Orbis S.A. free of charge but it can be stated that it was not possible to determine the value of land contained in the aggregate price as being equal to the value of shares issued by Orbis S.A. and transferred to the State in exchange for the assets. The reason for this was also because there was no active market for this type of assets at that time.

The value of the received rights to perpetual usufruct of land, recognized in 2004 in the balance sheet amounted to PLN 403,319 thousand as at 30 June 2005, PLN 394,120 thousand as at 31 December 2005, and to PLN 391,644 thousand as at 30 June 2006.

At the purchase date, the Group did not divide the value of received properties into components but presented the entire amount under the item „buildings and structures" in tangible assets and applied the depreciation rate corresponding to the useful life of the building.

Since no initial breakdown into components was made due to a lack of appropriate data, as at 1 January 2004 the Group applied the replacement cost method to value the buildings and divide them into components. The established replacement cost of the building does not include the value of land.

Once the value of buildings was adjusted to the replacement cost and following the breakdown of buildings into particular components, the Group also added the value of the right to perpetual usufruct of land.
Since the historical value of the building was replaced with the value determined at replacement cost less the value of rights to perpetual usufruct of land, the rights to perpetual usufruct of land, constituting a part of the acquired value, were derecognized from the balance sheet.
This value was added to the assets as a separate element at the value resulting from the valuation by a property valuation expert as at 1 January 2004.

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.3 BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements present the balance sheet data as at 30 June 2006 and comparative figures as at 31 December 2005 and as at 30 June 2005, a statement of changes in equity for the 1st half of 2006 and for 2005 as well as for the 1st half of 2005, an income statement and cash flow statement covering data for the 1st half of 2006 and comparative figures for the 1st half of 2005, and explanatory notes to the above mentioned financial statements.

Starting from the year 2005, the consolidated financial statements of the Orbis Group are prepared in accordance with IFRS as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. The Management Board is also required to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of complexity or judgment, or areas where assumptions and estimates are significant to the consolidated financial statements as a whole are disclosed in the Notes to the consolidated financial statements.

These consolidated financial statements were approved by the Management Board on 28 September 2006.

1.4 ORBIS GROUP

1.4.1 Companies forming the Group and the Group's associates

Orbis S.A. is the Group's Parent Company.

The data presented below comprises share of equity, share of voting rights at the general meeting and core business operations of subsidiaries and associates in which Orbis S.A. holds interests.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Companies forming the Group and the Group's associates

Company, name and corporate seat	% share in share capital	Country of registration	% share in voting rights at the GM	Business operations
	SUBSIDIARIES			
Hekon Hotele Ekonomiczne S.A.	directly 100 %	Poland	directly 100 %	hotel and food&beverage
Wioska Turystyczna Wilkasy Sp. z o.o.	directly 100 %	Poland	directly 100 %	hotel and food&beverage
Orbis Transport Sp. z o.o.	directly 98.3 %	Poland	directly 98.3 %	transport
PBP Orbis Sp. z o.o.	directly 95.08 %	Poland	directly 95.08 %	tourism
Orbis Kontrakty Sp. z o.o.	directly 80 % indirectly 20 %	Poland	directly 80 % indirectly 20 %	organization of purchases
UAB Hekon	indirectly 100 %	Lithuania	indirectly 100 %	hotel and food&beverage
PKS Tarnobrzeg Sp. z o.o.	indirectly 98.3 %	Poland	indirectly 98.3 %	transport
PKS Gdańsk Sp. z o.o.	indirectly 98.3 %	Poland	indirectly 98.3 %	transport
AutoOrbisBus Sarl	indirectly 98.3 %	France	indirectly 98.3 %	promotion and communications
Orbis Polish Travel Bureau	indirectly 83.67 %	USA	indirectly 83.67 %	travel agent
Inter Bus Sp. z o.o.	indirectly 69.40 %	Poland	indirectly 69.40 %	coach transport
Capital Parking Sp. z o.o.	indirectly 66.84 %	Poland	indirectly 66.84 %	rental of parking lots
	ASSOCIATES			
PH Majewicz Sp. z o.o.	directly 49 %	Poland	directly 49 %	hotel and food&beverage
Orbis Casino Sp. z o.o.	directly 33.33 %	Poland	directly 33.33 %	games of chance

1.4.2 Non-consolidated companies

The subsidiaries and associates that are not material to the total balance sheet and the financial result of the Group were not consolidated.

These companies are presented in the table below. Basic figures pertaining to the results of non-consolidated companies are provided in Note 12 to the consolidated financial statements.
Interests in non-consolidated subsidiaries and associates are recognized in the consolidated financial statements at cost less impairment losses, while the effects of the valuation are recognized in the financial result.

Companies eliminated from consolidation	Share in management	% share in net revenues of the Group	% share in balance sheet total of the Group
	Subsidiaries		
Wioska Turystyczna Wilkasy Sp. z o.o.	100%	0.11	0.19
AutoOrbisBus Sarl	100%	0.37	0.08
	Associates		
PH Majewicz Sp. z o.o.	49%	0.74	0.13
TOTAL		**1.22**	**0.40**

(all amounts are quoted in PLN thousands, unless otherwise stated)

1.4.3 Changes in the Group's structure and their effect, including business combinations, acquisition and disposal of subsidiaries as well as long-term investments

Increase of share capital:

- As at 31 March 2006, as a result of the decision of the Meeting of the Company's Shareholders, the share capital of PKS Gdańsk Sp. z o.o. was increased to PLN 13,398 thousand. New shares were acquired by Orbis Transport Sp. z o.o.. As at 30 June 2006, by virtue of the decision of the Extraordinary Meeting of Shareholders of PKS Gdańsk Sp. z o.o., the company's share capital was increased to PLN 14,085 thousand by way of creating 1,374 new shares with a total value of PLN 687 thousand. All shares were acquired by Orbis Transport Sp. z o.o.

1.4.4 Information about events in the Group

Dividends:

- Hekon-Hotele Ekonomiczne S.A. - the dividend of PLN 21,376 thousand gross due to Orbis S.A. under Resolution No. IV of the Ordinary General Meeting of the Company's Shareholders dated 22 June 2006 credited the account of Orbis S.A. on 28 June 2006;
- Orbis Kontrakty Sp. z o.o. – Resolution No. 5/2006 of the Ordinary Meeting of the Company's Shareholders dated 28 June 2006 appropriated PLN 1,084 thousand for the dividend to shareholders pro rata to the number of shares held, i.e. the dividend of PLN 867 thousand gross to Orbis S.A. that credited the account of Orbis S.A. on 30 July 2006, the dividend of PLN 217 thousand gross to Hekon Hotele Ekonomiczne S.A. that credited the account of the Company on 31 July 2006;
- Information about the dividend approved by the General Meeting of Orbis S.A.'s Shareholders for the year ended 31 December 2005 is presented in Note 8 to the consolidated financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 ACCOUNTING POLICIES OF THE GROUP

1. Related parties

1.1 Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisitions of subsidiaries by the Group.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the exchange date, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group's share of identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is lower than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in the income statement.

Financial statements of subsidiaries are adjusted, if necessary, in order to unify the subsidiaries' accounting policies with the Group's accounting policies.

Intragroup transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred.

The value of interests held by the parent and other consolidated companies in subsidiaries which represents the share of the parent and other consolidated companies of the Group in the subsidiaries as at the date of acquiring control over the subsidiaries is also eliminated.

1.2 Associates

Associates are all entities over which the Group has significant influence but not control, i.e., generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for under the equity method of accounting and are initially recognized at cost.

The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

When the Group's share of profits or losses in an associate equals or exceeds its interests in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated proportionately to the Group's interest in the associates. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the asset transferred.

Where necessary, accounting policies of associates were adjusted in order to maintain consistency with the Group's accounting policies.

2. Transactions and minority interests

The Group applied a policy of treating transactions with minority interests as transactions with third parties external to the Group. Disposals to minority interests result in gains and losses for the Group which are recorded in the income statement. Share purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share of the carrying value of the net assets of the subsidiary acquired.

3. Foreign currency transactions

The consolidated financial statements are prepared in Polish zloty (PLN) which is the functional currency of the Parent Company.
Data from the balance sheet and the income statement prepared in Lithuanian Litas (LTL) by the consolidated company UAB Hekon which has its seat on the territory of Lithuania and data from the balance sheet and the income statement prepared in American Dollars (USD) by the consolidated company Orbis Polish Travel Bureau which has its seat on the territory of United States of America has been translated into the Polish currency at the average exchange rate quoted by the National Bank of Poland as at 30 June 2006, 31 December 2005 and as at 30 June 2005 (assets and liabilities) and at the exchange rate being the arithmetic mean of the average exchange rates quoted by the National Bank of Poland on the last day of each month of the financial year (income statement). All the resulting exchange differences are recognized as a separate component of equity.

3.1 Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions, as follows:
- sales of foreign currency and payment of receivables – at the foreign currency buying rate applied by the bank which services the Group;
- purchase of foreign currency and payment of liabilities – at the foreign currency selling rate applied by the bank which services the Group;
- other transactions – at the average foreign currency exchange rate published by the National Bank of Poland.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities at year-end exchange rates are recognized in the income statement.

4. Property, plant and equipment

Property, plant and equipment items are initially recognised at cost of purchase or manufacture.

As at the balance sheet date, property, plant and equipment are measured at cost, less accumulated depreciation and impairment.

Rights to perpetual usufruct of land purchased from third parties are presented at cost less depreciation charges calculated based on the term of the agreement for perpetual usufruct.

Rights to perpetual usufruct of land acquired from the local administration authorities free of charge as a result of administrative decisions are recognized in the consolidated financial statements at fair value, on the basis of an expert's valuation. These rights are depreciated over the term of the agreement, i.e. for a maximum period of 99 years. The approach which is being applied has been substantiated in point 1.2 of the Introduction to the consolidated financial statements.

Costs of disassembly, removal of an asset and restoration to the initial condition of a location where the asset was located are recognized at the carrying amount of the tangible asset.
Costs of major overhauls of tangible assets are recognized at the carrying amounts of the relevant tangible assets and depreciated over the period corresponding to the frequency of the overhauls.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they were incurred.

(all amounts are quoted in PLN thousands, unless otherwise stated)

In the case of a part of a tangible asset being replaced, the cost of the replaced part of the asset is included in the asset's carrying amount; at the same time the carrying amount of the replaced part is eliminated from the balance sheet irrespective of whether it was separately depreciated, and is recognized in the income statement.

Costs of borrowings incurred to finance the construction of the new, and the reconstruction of the existing hotel buildings, and related exchange differences, less the respective income, are recognized directly in the income statement at the moment they are incurred.

Depreciation commences on the date on which an asset becomes available for use. Depreciation ceases when an asset is designated for sale in accordance with IFRS 5 or eliminated from the balance-sheet.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These are included in the income statement.

Assets under construction are measured at cost. In the event of an asset under construction being impaired, an impairment loss is recognized to equalize its value with the recoverable amount.

Land is not depreciated. Depreciation on currently used items of property, plant and equipment, as established at the day of transition to IFRS is calculated using the straight-line method over their estimated useful lives, i.e.

Rights to perpetual usufruct of land – from 30 to 98 years;
Buildings and structures – from 50 to 155 years;
Civil and marine engineering facilities – from 15 to 20 years;
Plant and machinery – from 2 to 25 years;
Vehicles – from 4 to 5 years;
Tools, devices and equipment – from 5 to 15 years.

5. Intangible assets

5.1. Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable assets, liabilities and contingencies of an acquired business at the date of acquisition. Goodwill arising on the acquisition of an associate is included in the balance sheet under "Investments in associates consolidated using the equity method of accounting".

Gains and losses on the disposal of a subsidiary or an associate include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortized but is tested annually for impairment and whenever factors occur which indicate that the value of the entity to which the goodwill relates may have dropped, goodwill is written down.

Goodwill is carried in the balance sheet at cost less impairment losses. Possible impairment is recognized in the income statement and is not reversed in subsequent periods.

5.2. Other intangible assets

Other intangible assets presented in the financial statements were measured at cost, net of accumulated depreciation charges calculated in accordance with rates reflecting their useful lives and net of impairment.

The method of amortization as well as the annual rate of amortization reflecting the anticipated useful life of a given asset are determined as at the date of acquisition of an intangible asset.

Amortization is calculated using the straight-line method throughout the estimated useful life of a given asset, i.e.:

Costs of completed development – 3 years;
Permits, patents, licences and similar rights – from 2 to 5 years;
Copyright and related property rights – 2 years.

(all amounts are quoted in PLN thousands, unless otherwise stated)

6. Impairment of assets

Goodwill is not amortized but it is tested annually for impairment and whenever events or circumstances indicate that its carrying amount may not be recoverable.

Assets that are subject to depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount.

Property, plant and equipment as well as goodwill are tested for impairment by way of testing individual cash-generating units (the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets). Each and every hotel has been deemed to be a cash-generating unit within the meaning of IAS 36. At each balance sheet date, the Group assesses whether there are any indications of impairment of assets. The Group assumes that a drop in EBITDA of more than 20% compared with the preceding year is one of the indications of a possible impairment of the property, plant and equipment of a given hotel.

With regards to the valuation of goodwill and tangible assets remaining at the disposal of the Head Office of the Parent Company, the entire company is regarded as the cash-generating unit.

According to IAS 36.23, in some cases the estimates, averages and computational shortcuts may provide a reasonable approximation of the detailed computations of the value in use using the discounted cash flow method recommended in IAS 36. The Group decided to apply the method based on EBITDA as it is the method widely used in the hotel industry.

The Group has adopted the EBITDA value (i.e. the operating profit before depreciation charges and interest for individual cash-generating units) in order to calculate the value in use of a hotel for the purposes of an impairment test. The EBITDA value is the average of the current and preceding year's values. The established EBITDA value is further multiplied depending on the hotel's brand and its geographical location in accordance with the table below. The coefficient is subject to adjustment, if necessary, due to the specific situation of the hotel.

Brand	Capital city	Large cities	Other towns
Sofitel	10.5	9.5	9.0
Novotel/Mercure	9.0	8.5	8.0
Ibis	8.5	8.0	7.5

The coefficient is adjusted depending on the condition of the entire economy, which has an impact on the results attainable in the hotel industry. Depending on the phase of the business cycle, the cyclic component may fluctuate from –1.5 to + 1.5. As at the date of transition to IFRS, the Company applied a cyclic component of +1.3.

The amount thus established is weighed against the income that could be generated in the case of the sale of each of the cash-generating units, based on minimum market prices of hotel rooms, defined as 80% of the value of similar hotels on the French market, and against the carrying amount of the cash-generating unit. If the book value proves to be lower than the value of proceeds that may be derived from the sale of each unit or the multiple of the EBITDA, impairment is not recognized. Otherwise, impairment is calculated up to the value of the said coefficient.

In order to conduct an impairment test, the hotels which had undergone substantial modernizations were tested using the discounted cash flow method.

At each balance sheet date, the Group assesses whether there are indications that the impairment loss of a given component of property, plant and equipment, recognized in preceding periods, is unnecessary or should be reduced. The Group assumes that a growth in EBITDA by more than 20% compared with the preceding year is one of the indications of a possible reduction of the impairment loss.

Possible impairment or reversal of impairment is recognized directly in the income statement. The net book value of property, plant and equipment and investment property arising from the reversal of impairment should

not exceed the amount that would have been determined (in a net amount less depreciation) if there had been no impairment.

7. Leases

Leases are classified as finance leases where the terms and conditions of an agreement transfer substantially all the risks and rewards of ownership of an asset to the lessee. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor (the financing party) are classified as operating leases.

7.1 Finance lease

Assets used under a finance lease are treated as assets of the Companies of the Group and measured at fair value at the date of the inception of the lease, not higher however than the present value of the minimum lease payments.

Each lease payment is allocated between finance costs and decreases in the balance of lease commitments so as to achieve a constant effective interest rate on the balance outstanding. Finance costs are recognized directly in the income statement.

Tangible assets acquired under finance leases are depreciated, in accordance with the depreciation principles for non-current assets of the Group Companies, over the shorter of the useful life of the asset and the lease term.

In the event of assets sold under finance lease, the present value of the lease payments is recognized in receivables.

7.2 Operating lease

Payments made under operating leases are charged to the income statement using the straight-line method over the term of the lease.

Bonuses due and received as an incentive to execute an operating lease are recognized in the income statement using the straight-line method over the lease period.

Where the specific terms of the lease indicate that lease payments will be calculated progressively over the lease period, the annual instalments are linearized.

8. Investment property

Investment property is defined as property treated as a source of income from rent or held for expected capital appreciation. Investment property is initially recognized at cost including transaction costs. As at the balance sheet date the Group measures investment property at historical cost less depreciation charges and impairment, if any.
Depreciation is calculated using the straight-line method throughout the estimated useful life, as established at the day of transition to IFRS, of a given assets component: i.e.:

Rights to perpetual usufruct of land – from 84 to 87 years;
Buildings and structures – from 10 to 50 years,
Civil and marine engineering facilities – from 5 to 25 years.

9. Other long-term investments

Other long-term investments include assets acquired by the Group to derive economic benefits. Currently, this item comprises works of art. As at the date of acquisition, other long-term investments are recognized at cost of acquisition or at purchase price, if the costs of execution and settlement of the transaction are insignificant.

As at the balance sheet date, long-term investments are in principle measured at the market price determined by way of an estimate performed by an independent expert, however, with regards to works of arts, their value is determined on the basis of specialist catalogues.

10. Inventories

Inventories are measured at cost comprising the cost of purchase, costs of conversion and other costs incurred in bringing inventories to their present location and condition. The weighted average purchase price is applied to measure the use of materials, raw materials and packaging.

In the reporting period, goods in hotel shops are measured at the standard price established on the level of the retail price composed of the purchase price, trade margin and output VAT. As at the balance sheet date, the value of inventories is adjusted for VAT and variances in the trade margin to equalize the value of goods with the purchase price.

As at the balance sheet date, inventories are stated at the lower of the purchase price and the net selling price. The net selling price is the estimated selling price in the ordinary course of business, less relevant variable selling expenses.

If an event resulting in impairment of inventories occurs in the financial year, impairment of inventories is recognized. When the circumstances that previously caused inventories to be written down below cost no longer exist, the written-down amount is eliminated so as to bring the new carrying amount to the lower of cost and the updated recoverable amount. Such a reversal of impairment is included in the income statement.

11. Receivables and payables

Receivables and payables, save for those resulting from financial instruments and borrowings received, are measured as at the date of their entering in the accounts at fair value.

Subsequently, they are measured at amortized cost, using the effective interest rate, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the company will not be able to collect all amounts due. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash-flows, discounted at the effective interest rate. The amount of the provision is recognized as an expense in the income statement.

Trade and other payables are recognized at amortized cost.

12. Loans and borrowings

Loans and borrowings are initially recognized at their fair value, net of transaction costs incurred. They are subsequently stated at amortized cost; any difference between the proceeds from the transaction (less transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Loans and borrowings are classified as current liabilities unless the Group has an unconditional right to defer the settlement of the liability for at least 12 months after the balance sheet date.

13. Financial instruments

13.1 Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include:

- financial assets held for trading. A financial asset is classified as held for trading if acquired principally for the purpose of selling it in the short term;
- financial assets designated as carried at fair value through profit or loss at inception,

Assets in this category are classified as current assets if they are either held for trading or are expected to be realized within 12 months of the balance sheet date. The Group classifies investments in securities to this category.

Assets are initially recognized on the trade date, and derecognized in the balance sheet when the contractual rights to receive cash flows from a component of financial assets have expired or when the financial assets component has been transferred together with all risks and rewards of ownership of the assets component.

Financial assets at fair value through profit or loss are initially, and subsequently at the balance sheet date, recognized at fair value.

13.2 Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that a company has the positive intent and ability to hold to maturity.
Assets are initially recognized on a trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when the financial asset has been transferred together with all risks and rewards of ownership of the asset.

As at the balance sheet date, assets are measured at amortized cost using the effective interest method.

13.3 Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as financial assets at fair value through profit or loss or available for sale.
Assets are initially recognized on a trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when the financial asset has been transferred together with all the risks and rewards of ownership of the asset.
As at the date of the initial recognition, these assets are measured at fair value plus transaction costs.
As at the balance sheet date, these items are measured at amortized cost using the effective interest method.

13.4 Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified as financial assets at fair value through profit or loss, loans and receivables or assets held to maturity.

Assets are initially recognized on the trade date at fair value plus transaction costs, and derecognized in the balance sheet when the contractual rights to receive cash flows from a financial asset have expired or when a financial asset has been transferred together with all the risks and rewards of ownership of the asset.

As at the date of the initial recognition, these assets are measured at fair value, plus transaction costs, while as at the balance sheet date they are recognized at fair value including impairment, directly in the revaluation reserve.

Gains and losses arising from changes in the fair value of the asset are presented directly in equity.

Available-for-sale assets include interests and shares in companies, other than subsidiaries and associates, not quoted in an active market, that represent short-term or long-term assets. If the fair value cannot be determined, these assets are measured at cost, net of impairment, and the effects of measurement are recognized in profit or loss.

13.5 Derivatives

Derivative financial instruments are recognized at the date when the Group becomes a party to a binding agreement.
The Group uses derivative financial instruments to reduce the risk arising from changes in the foreign exchange rates. These instruments do not represent hedging instruments.
As at the balance sheet date, derivative financial instruments are measured at fair value. Derivative financial instruments with a fair value exceeding zero are treated as financial assets, while instruments with a negative fair value are treated as financial liabilities.
Gains and losses from derivative financial instruments are recognized respectively in finance income or costs, and as cash flows from operating activities in the cash flow statement.

13.6 Embedded derivatives

Embedded derivatives are terms arising from an executed contract with the effect that all or some of cash flows generated under the contract vary in a similar way to a stand-alone derivative. They represent part of the host contracts.
Embedded derivatives should be separated from the host contract only if:

- the economic characteristics and risks of the host contract and of the embedded derivative are not closely related;
- a separate instrument with the same characteristics as the embedded derivative would meet the definition of a derivative, and
- the aggregate instrument is not measured at fair value, with changes in fair value being reported in profit or loss.

Derivative instruments are not recognized in contracts executed in currencies that are generally accepted for a given type of transaction, e.g. in lease contracts executed in a currency generally accepted for this type of transaction (USD, EUR).

14. Cash and cash equivalents

Cash and cash equivalents are recognized in the balance sheet at fair value. For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held at call with banks, other short-term liquid investments with a maturity of three months or less, money transferred to banks in repo transactions with a maturity not exceeding 3 months, and bank overdrafts. For the purposes of presentation in the balance sheet, bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

15. Income taxes

Income tax on profit or loss for the financial year comprises current and deferred income tax.
Income tax is recognized in the income statement, except for amounts directly recognized in equity, when income tax is reported in equity.

15.1 Current income tax

Current income tax is the anticipated amount of income tax on taxable profit for a given year, calculated on the basis of tax rates applicable as at the balance sheet date, together with any tax adjustments for preceding years.

15.2 Deferred income tax

Deferred income tax assets are determined on negative temporary differences and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
The main factors that affect the occurrence of negative temporary differences are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes;
- accrued but not yet paid interest on loans, under executed contracts;
- accrued unrealized foreign exchange losses;
- provisions created for anticipated liabilities as well as accruals which are certain to generate a tax cost at the time of their use;
- impairment of assets that has been recorded, which would reduce the tax base in the future.

The carrying amount of a deferred income tax asset is reviewed as at each balance sheet date and if the expected future tax profit is not sufficient to realize a part of or the entire asset, it is reduced accordingly.

The deferred income tax liability is recognized on taxable temporary differences in the amount equal to the income tax payable in the future.
The main factors affecting the creation of taxable temporary differences include:

- applying a higher depreciation rate for tax purposes than for accounting purposes;
- reporting income on unpaid interest on loans granted or other financial assets;
- accrued unrealized foreign exchange gains;
- revaluation of assets to fair value exceeding their cost.

The amount of deferred income tax assets and liabilities is determined, as at the balance sheet date, as the sum of temporary differences (taxable and deductible, accordingly) multiplied by the income tax rate that is expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax on items posted directly to equity is also posted to equity. Deferred tax which arose in a business combination affects goodwill or the amount of any excess of the acquirer's interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities over the cost of the combination.

16. Employee benefits

16.1 Pension obligations

The companies of the Group only operate defined contribution plans.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group does not have a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits acquired by the employees in the current period and in prior years.

Under the defined contribution plans, the Group pays mandatory contributions to pension insurance plans under public administration. Once the determined contributions have been paid, the Group does not have any further obligations. Contributions are recognized as an employee benefit expense when they are due.

16.2 Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after the balance sheet date are discounted to present value.

16.3 Jubilee awards and retirement obligations

Provisions for jubilee awards and retirement obligations payable under Article 92 of the Labour Code and collective agreements are calculated in amounts determined by an actuary. The provision is revalued annually.

17. Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is more likely than not that an outflow of resources will occur to settle the obligation and the amount of the outflow may be reliably estimated.
Provisions are created and classified depending on the reason for which they were created to the following groups:

- provisions for liabilities, in particular related to contracts giving rise to liabilities under guarantees issued, sureties and results of pending litigation;
- restructuring provisions.

Provisions are recognized on the basis of a Management Board decision. Restructuring decisions require an approved restructuring plan.

No provisions are recognized for future operating losses.

Provisions are recognized in justified and reasonably estimated amounts as at the date of the occurrence of an obligating event, not later however than at the end of the reporting period. As at the balance sheet date, the balance of provisions is reviewed and appropriate adjustments are made, if necessary, so that the balance of the provisions reflects the current, most reliable estimate of their value.

Changes in provisions are recognized directly in current profit or loss, in other operating expenses/income.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of expenditures, as estimated in accordance with the best knowledge of the Company management, required to settle the obligation as at the balance sheet date. The discount rate used to determine the present value reflects the current market assessments of the time value of money and the risks specific to the obligation.

18. Contingent assets and liabilities

A contingent liability is:

- a probable obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events which are not within the control of the Group, or
- a current obligation that arises from past events but is not recognized because:
    - an outflow of benefits to settle that obligation is not likely;
    - the amount of the obligation cannot be measured with sufficient reliability.

Contingent assets are probable assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events which are not within the control of the Group .

19. Equity

The share capital of the Group is composed of the share capital of Orbis S.A. stated at the value laid down in the Statutes and entered in the court register appropriately adjusted to reflect the effects of hyperinflation.

Other capital comprises the share premium as well as the effects of valuation of available-for-sale financial assets.

Other reserves include predominantly foreign exchange differences that arose on consolidation.

20. Retained earnings

Retained earnings include profit/loss from past years at the Group's disposal, the net financial result for the current year and profits restricted from distribution created in accordance with Commercial Code binding in Poland. As at 30 June 2006, 31 December 2005 and 30 June 2005 the profits restricted from distribution amounted to PLN 55,314 thousand.

21. Revenue recognition

Sales are recognized at the fair value of consideration received or receivable, less value added tax, rebates, discounts and other sales related taxes, after elimination of intragroup sales. Revenue is recognized as follows:

- sales of services are recognized in the accounting period in which the services were rendered, by reference to completion of the specific transaction assessed on the basis of the actual service provided as a proportion of the total services to be provided;
- sales of other products, goods and services are recognized at the fair value of consideration received or receivable less discounts, value added tax and other sales related taxes;
- interest income is recognized on a time-proportion basis using the effective interest rate, if the receipt of income is not doubtful.

Dividend income is recognized when the right to receive payment is established.

22. Finance costs

Finance costs include interest on borrowings, exchange differences on borrowings and losses from hedging instruments recognized in the income statement.

All interest and other incurred costs related to borrowings are recognized as finance costs in the income statement when they are incurred. Interest related to finance leases is recognized in the income statement using the internal rate of return method.

23. Net financial result

In the Orbis Group, the net financial result is the outcome of:

- operating profit (loss):
  - gross profit (loss) on sales – profit (loss) from operating activities;
  - profit (loss) from other operating activities;
- financial operations and investments;
- obligatory charges on the financial result on account of income tax payable by the Group and equivalent payments due by virtue of separate regulations;
- profit (loss) from discontinued operations.

The profit (loss) from operating activities constitutes the difference between income and expenses related to the operating activities of the Group.

The profit (loss) from other operating activities represents the difference between income and expenses indirectly relating to operating activities of the companies.

Current income tax, encumbering the net financial result of the reporting period, is determined in the amount of tax payable arising from a tax return form for the current period. In accordance with Polish regulations, in 2005 the Companies calculate the corporate income tax liability at the rate of 19% of taxable income.

Deferred income tax encumbering the financial result of the reporting period represents a change in deferred income tax assets and liabilities resulting from events included in the financial result for the period.

24. Dividends

The payment of dividends to shareholders (including minority interests in the case of dividends of subsidiaries) is recognized as a liability in the Group's financial statements in the period in which the dividends were approved by the Company's shareholders.

The following financial statements present the data following the distribution of profit of the Parent Company for 2004 approved by the General Meeting of Shareholders.

25. Segment reporting

The Orbis Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of assets. The organization and management are based on the division into segments corresponding to the products offered. Each of the segments represents a strategic business entity which offers different products to and provides services for different markets.

For the purposes of business segment reporting, the following business segments have been identified:

- hotels & restaurants – provision of hotel and food & beverage services together with ancillary services;
- tourism – organization and servicing of domestic and international tourism, congresses, gatherings and conferences as well as agency services in the area of booking and sale of shipping documents for Polish and foreign carriers in domestic and international travel,
- transport – domestic and international transport services, transport of passengers, rental and lease of vehicle fleet and agency in the provision of tourism, hotel and transport services, servicing motor vehicles and parking services.

Business segments have been identified on the basis of the core business operations of the companies forming the Group according to the Polish Classification of Business Activity (PKD).

Segment revenue is the revenue from sales to external clients or from inter-segment transactions reported in the income statement that is directly attributable to a given segment, as well as a portion of revenue that can be allocated to the segment on a reasonable basis.

Segment revenue includes in particular:

- sales revenue;
- other related operating income.

Segment expenses are expenses resulting from operating activities of a segment which are directly attributable to the segment, and the portion of other expenses that can be allocated to the segment on a reasonable basis.

Segment expenses include in particular:

- the cost of finished goods and goods for resale sold;
- selling costs;
- other related operating expenses.

The segment result is the difference between segment revenue and segment expense. It represents the operating profit before the inclusion of the head office costs, interest income or expense, income tax, gains or losses from investments, revenue and expense of associates consolidated under the equity accounting method as well as the deduction of minority interest.

Segment assets represent assets posted to operating activities and:

- employed by a segment in its operating activities;
- are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Segment assets do not include assets resulting from income tax or assets used in the general operations of a company.

Segment liabilities are liabilities posted to operating activities that are directly attributable to the segment or can be allocated to the segment on a reasonable basis.

Companies of the Orbis Group have adopted the criterion of the location of points where services are provided and other assets located.

The following segments have been identified within the framework of geographical segment reporting:

- Region 1 – Warsaw
- Region 2 – Kraków;
- Region 3 – Wrocław;
- Region 4 – Gdańsk.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2 CHANGES IN ACCOUNTING POLICIES

The differences between the data presented in these financial statements as comparative figures and the consolidated financial statements for the 1st half of 2005 result primarily from the change introduced by Orbis S.A. in the method of valuing property, plant and equipment as at the date of transition to IFRS, i.e. as at 1 January 2004.

In particular, the differences between the data presented in the financial statements for the 1st half of 2005 and the comparative figures disclosed herein result from:

1. The valuation of property, plant and equipment – in the course of preparation of the financial statements for the 1st half of 2005, the Group assessed the value of tangible fixed assets according to historical costs corrected by hyperinflationary indices. The Group's parent Company Orbis S.A. did not have the relevant figures and did not divide the value of the acquired real properties into components, but presented the total value under the "Buildings and structures" line of tangible assets and depreciated them at a rate corresponding to the useful life of the building.

At the end of the year 2005 the Group changed the method of valuation of tangible fixed assets as at the date of transition to IFRS and applied fair value as deemed cost. This change reduced the net profit for first half of 2005 by PLN 10,381 thousand.

2. The correction of receivables from finance leases in Orbis Transport Sp. z o.o.

3. Offsetting deferred income tax assets and provisions – in the financial statements for the 1st half of 2005, the Group presented deferred income tax assets and provisions separately, but presently the Group offsets these items, as required under IAS 12.

4. The assets and liabilities of the Company Social Benefits' Fund – in the financial statements for the 1st half of 2005, the Group recognized the assets and liabilities of the Company Social Benefits' Fund, whereas in accordance with the currently effective accounting policy, these items are excluded from the Group's assets and liabilities.

5. Provisions for jubilee awards and retirement benefit obligations – in the financial statements for the 1st half of 2005, these items were recognized under the "Other operating expenses" line of the income statement, currently they are presented under the "Administrative expenses" line.

6. Holiday pay accrual – in the financial statements for the 1st half of 2005, this item was presented under the "Administrative expenses" line of the income statement, while currently it is charged to payroll related expenses and is presented under the "Cost of goods sold", "Selling and marketing costs" and "Administrative expenses" lines, respectively.

In the Group's opinion, the above changes have contributed to a better presentation of the Group's financial position.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2.1 RECONCILIATION OF THE BALANCE SHEET AS AT 30 JUNE 2005

Assets	Data published in financial statements as at 30 June 2005	Effect of changes of accounting policy	Data presented as comparatives
Non-current assets	**1 960 923**	**(91 540)**	**1 869 383**
Property, plant and equipment	1 692 792	(21 256)	1 671 536
Intangible assets, of which:	112 231	(2 217)	110 014
- goodwill	109 142	(1 890)	107 252
Investment in an associated company consolidated using the equity method of accounting	3 979		3 979
Financial assets held for trading	727		727
Other financial assets	23 130	(6 122)	17 008
Investment property	44 106	36	44 142
Other long-term investments	733		733
Deferred income tax assets	83 225	(61 981)	21 244
Current assets	**273 153**	**2 235**	**275 388**
Inventories	12 184	(703)	11 481
Trade receivables	68 874	4 072	72 946
Income tax receivables	3 291	783	4 074
Other current receivables	42 587	4 335	46 922
Financial assets at fair value through profit or loss	89 454	(195)	89 259
Cash and cash equivalents	56 763	(6 057)	50 706
Non-current assets held for sale	0	674	674
Total assets	**2 234 076**	**(88 631)**	**2 145 445**

Equity and liabilities	Data published in financial statements as at 30 June 2005	Effect of changes of accounting policy	Data presented as comparatives
Equity	**1 585 146**	**(8 495)**	**1 576 651**
Share capital	517 754		517 754
Other capital	133 411		133 411
Foreign currency translation reserve	(653)	11	(642)
Retained earnings	933 931	(9 853)	924 078
Minority holdings	703	1 347	2 050
Non-current liabilities	**423 651**	**(68 941)**	**354 710**
Loans and borrowings	279 911		279 911
Deferred income tax provision	66 388	(66 035)	353
Other non-current liabilities	36 884	(2 967)	33 917
Provision for retirement similar benefits	40 347	58	40 405
Provisions for liabilities	121	3	124
Current liabilities	**225 279**	**(11 195)**	**214 084**
Loans and borrowings - current	3 103		3 103
Trade payables	79 457	991	80 448
Income tax liabilities	12	629	641
Other current liabilities	94 035	(13 172)	80 863
Provision for retirement similar benefits	4 658	1 425	6 083
Provisions for liabilities	44 014	(1 068)	42 946
Total equity and liabilities	**2 234 076**	**(88 631)**	**2 145 445**

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.2.2 RECONCILIATION OF THE FINANCIAL RESULT FOR THE 1ST HALF OF 2005

	Data published in financial statements as at 30 June 2005	Effect of changes of accounting policy	Data presented as comparatives
Net sales of services	466 426	(3 309)	463 117
Net sales of other products, merchandise and raw materials	7 478		7 478
Cost of services, products, merchandise and raw materials sold	(353 400)	(7 624)	(361 024)
Gross profit on sales	**120 504**	**(10 933)**	**109 571**
Other operating income	26 149	361	26 510
Distribution & marketing expenses	(23 815)	(450)	(24 265)
General overheads & administrative expenses	(68 598)	(9 027)	(77 625)
Operating expenses	(23 480)	9 240	(14 240)
Net impairment reversal	0		0
Profit from operating activities	**30 760**	**(10 809)**	**19 951**
Profit (loss) on sale of all or part of interest in subsidiaries, affiliates and associates	13		13
Finance income	8 095	(5 342)	2 753
Finance costs	(14 383)	6 103	(8 280)
Share in net profits of subsidiaries, affiliates and associated companies	497		497
Profit before tax	**24 982**	**(10 048)**	**14 934**
Income tax	(7 721)	1 702	(6 019)
Net profit on continuing operations	**17 261**	**(8 346)**	**8 915**
Discontinued operations			
Loss from discontinued operations	0		0
Net profit for the financial year	**17 261**	**(8 346)**	**8 915**

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

In the opinion of the Management Board of the Parent Company, individual newly-published accounting standards, applicable to reporting periods from 2006 on, will not affect the financial statements or financial standing of the Group.

Among the standards and interpretations that were published but did not enter into force as at the date of these financial statements or entered into force as at 1 January 2006, the following standards, amendments to standards or interpretations do not apply to the Group Companies:

Amendment to IAS 19 – Employee Benefits,
Amendment to IAS 39 - Hedging Forecast Cash Flows from Intragroup Transactions, Financial Guarantee Contracts, Fair Value Option,
Amendment to IAS 21 – Net Investments in a Foreign Operation.
Amendment to IFRS 1 – First-Time Adoption of the International Financial Reporting Standards in the area of **IFRS 6** – Exploration for and Evaluation of Mineral Resources.
IFRIC 5 - Rights to Interests Arising from Decommissioning, Restoration and Environmental Funds.
IFRIC 7 - Applying the Restatement Approach under IAS 29 - Reporting in Hyperinflationary Economies.
IFRIC 8 - Scope of IFRS 2
IFRIC 6 - Liabilities Arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment.

The Group's position versus standards, amendments to standards and interpretations affecting the accounting policy of the Group is presented below:

1. Amendment to IAS 1 - Presentation of Financial Statements - Capital Disclosures
This amendment supplements IFRS 7 - Financial Instruments: Disclosures, and introduces requirements concerning the disclosure by all the entities of:
- the entity's objectives, policies and processes for managing capital;

(all amounts are quoted in PLN thousands, unless otherwise stated)

- quantitative data about what the entity regards as capital;
- whether the entity has complied with any capital requirements; and
- if it has not complied, the consequences of such non-compliance.

The Group will comply with the new requirements related to the disclosure of information starting from the day this amendment becomes effective, i.e. from 1 January 2007.

2. IFRS 7 – Financial Instruments: Disclosures
IFRS 7 introduces new requirements related to the disclosure of financial instruments and replaces IAS 30 - Disclosures in the Financial Statements of Banks and Similar Financial Institutions and certain requirements of IAS 32 - Financial Instruments - Disclosure and Presentation.
The Group is evaluating the impact of IFRS on the scope of disclosures indispensable to be applied as from 1 January 2007 in connection with the introduction of IFRS 7.

3. IFRIC 4 - Determining Whether An Arrangement Contains a Lease.
IFRIC 4 contains guidance on whether the arrangements that do not have the legal form of a lease contract should be disclosed in accordance with IAS 17 - Leases.
Recommendations contained in the interpretation will be applied in the financial statements for 2006.The Group anticipates that it will not impact its judgments.

4. IFRIC 9 - Reassessment of Embedded Derivatives, scope of IAS 39
This interpretation concerns embedded financial instruments to which IAS 39 - Financial Instruments - Recognition and Measurement applies. The interpretation specifies the moment at which an entity assesses whether an embedded derivative should be separated from a host contract and separately recognized as well as the conditions for the first-time adopter of IFRS to base its assessment on.
The Group will not comply with the valuation requirements.

As at the date of these financial statements, the European Union has not the above described standards IFRIC 8 and IFRIC 9.

The Group did not choose to apply the earlier adoption option in respect of any of those amendments.

2.4 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually reviewed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The major areas where the estimates of the Management Board exert considerable impact on the financial statements include:

(a) Estimated impairment of goodwill
The Group tests annually whether goodwill has suffered impairment, in accordance with the accounting policy stated in Note 2.1.5.1. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations, using the coefficient method, as described in Note 2.1.6.

(b) Estimated impairment of non-current assets and investment property
As at each balance sheet date, the Group assesses whether there exist any indications that an assets component may have impaired. The recoverable amount of individual cash generating units is assessed using the methods described in Note 2.1.6.

(c) Estimated provision for post-employment benefits
Provisions for jubilee awards and termination benefits are measured using actuarial methods. The growth in the discount rate and a change in the rate of long-term growth in wages and salaries exert an impact on the estimated amount. At the time of calculation of the provisions, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in benefit assessment bases on the amount of the provision.

When calculating the provisions, an actuary performs a sensitivity analysis concerning the effect of the discount rate and the planned increases of the benefits bases. The details of the analysis are provided in Note 30 of the interim consolidated financial statements.

(d)Estimated provision for restructuring
In 2005, the Group commenced the process of reorganization of its structure as described in Note 26 to the financial statements. The Management Board estimated the amount of the provision for staff costs related to the restructuring process and made certain assumptions concerning the amount of an average termination benefit. The increase in the average termination benefit influences the value of the estimated provision.

(e)Estimated useful lives
The level of depreciation rates is determined on the basis of current knowledge concerning the anticipated useful life of components of property, plant and equipment and intangible assets. The anticipated useful life is periodically reviewed.

(all amounts are quoted in PLN thousands, unless otherwise stated)

3. SEGMENT REPORTING

The Group has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format. The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

Tables below present data related to revenues, expenses and profits as well as selected assets and liabilities of individual business segments of the Group.

The unallocated corporate expenses and revenues concern the entire Group and comprise finance costs and income, including costs of borrowings, valuation of derivative instruments, exchange differences on financial liabilities in foreign currencies.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, cash and cash equivalents as well as finance lease receivables (recognized as other financial assets). They exclude investments, financial assets and investment property.

All liabilities are allocated to segments.

Data for the 1st half of 2006:

Business segment revenues and expenses are as follows:

	Business segments			**Corporate activities**		
	Hotels & restaurants	Tourism	Transport-ation	Non-attributable to segments	Consolidation	Consolidated value
Segment revenues, of which:	**334 514**	**78 896**	**74 598**	**0**	**(14 993)**	**473 015**
Sales to external clients	321 811	77 786	73 418	0	(14 993)	458 022
Inter-segment sales	12 703	1 110	1 180	0	0	14 993
Segment expenses, of which:	**(254 170)**	**(73 835)**	**(69 684)**	**(76 987)**	**14 907**	**(459 769)**
Sales to external clients	(250 192)	(66 088)	(66 803)	(76 987)	14 907	(445 163)
Inter-segment sales	(3 978)	(7 747)	(2 881)	0	0	(14 606)
Segment result/gross profit	**80 344**	**5 061**	**4 914**	**(76 987)**	**(86)**	**13 246**
Other income				43 026	(25 606)	17 420
Other costs				(20 170)	3 809	(16 361)
Share of net financial result of associates				1 291	0	1 291
Income tax					(3 890)	(3 890)
Net profit for the financial year						**11 706**
EBITDA	137 521	6 396	14 927			88 665

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities:

	Business segments			Corporate activities		
	Hotels & restaurants	Tourism	Transport-ation	Non-attributable to segments	Consolidation	Consolidated value
Assets	**1 906 837**	**90 272**	**114 367**	**145 966**		**2 257 442**
Gross value of additions in intangible assets	514	27	178			719
Gross value of additions in tangible assets	72 937	2 947	13 283			89 167
Value of capital expenditure	69 554	2 817	44 503			116 874
Amortization/depreciation	57 200	1 335	9 983			68 518
Revaluation of non-financial non-current assets	0					0
Liabilities	**447 122**	**60 517**	**88 648**			**596 287**

Data for the year 2005:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities		
	Hotels & restaurants	Tourism	Transport-ation	Non-attributable to segments	Consolidation	Consolidated value
Segment revenues, of which:	**687 846**	**195 200**	**157 986**	**0**	**(44 663)**	**996 369**
Sales to external clients	655 004	188 789	152 576	0	(44 663)	951 706
Inter-segment sales	32 842	6 411	5 410	0	0	44 663
Segment expenses, of which:	**(535 116)**	**(175 324)**	**(142 336)**	**(153 601)**	**44 680**	**(961 697)**
Sales to external clients	(530 932)	(150 693)	(129 898)	(153 601)	44 680	(920 444)
Inter-segment sales	(4 184)	(24 631)	(12 438)	0	0	(41 253)
Segment result/gross profit	**152 730**	**19 876**	**15 650**	**(153 601)**	**17**	**34 672**
Other income				173 092	(28 057)	145 035
Other costs				(70 245)	14 813	(55 432)
Share of net financial result of associates				1 738	0	1 738
Income tax					(28 042)	(28 042)
Net profit for the financial year						**97 971**
EBITDA	264 663	22 819	30 973			265 925

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities:

	Business segments			Corporate activities		
	Hotels & restaurants	Tourism	Transport-ation	Non-attributable to segments	Consolidation	Consolidated value
Assets	**1 790 091**	**26 577**	**80 460**	**280 767**		**2 177 895**
Gross value of additions in intangible assets	1 414	235	86			1 735
Gross value of additions in tangible assets	21 831	3 976	37 072			62 879
Value of capital expenditure	93 306	4 302	60 272			157 880
Amortization/depreciation	111 977	2 943	15 264			130 184
Revaluation of non-financial non-current assets	67 495					67 495
Liabilities	**408 751**	**31 633**	**72 771**			**513 155**

Data for the 1st half of 2005:

Business segment revenues and expenses are as follows:

	Business segments			Corporate activities		
	Hotels & restaurants	Tourism	Transport-ation	Non-attributable to segments	Consolidation	Consolidated value
Segment revenues, of which:	**337 160**	**77 613**	**71 602**	**0**	**(15 780)**	**470 595**
Sales to external clients	324 209	75 748	70 638	0	(15 780)	454 815
Inter-segment sales	12 951	1 865	964	0	0	15 780
Segment expenses, of which:	**(263 255)**	**(71 223)**	**(64 717)**	**(79 047)**	**15 328**	**(462 914)**
Sales to external clients	(262 360)	(61 509)	(61 420)	(79 047)	15 328	(449 008)
Inter-segment sales	(895)	(9 714)	(3 297)	0	0	(13 906)
Segment result/gross profit	**73 905**	**6 390**	**6 885**	**(79 047)**	**(452)**	**7 681**
Other income				54 300	(25 037)	29 263
Other costs				(27 209)	4 689	(22 520)
Share of net financial result of associates				497	0	497
Profit on sale of part or total holdings in subsidiaries, affiliates and associated companies				13	0	13
Income tax					(6 019)	(6 019)
Net profit for the financial year						**8 915**
EBITDA	129 282	7 858	14 036			83 941

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities:

	Business segments			Corporate activities		
	Hotels & restaurants	Tourism	Transportation	Non-attributable to segments	Consolidation	Consolidated value
Assets	**1 774 059**	**68 410**	**116 707**	**186 269**		**2 145 445**
Gross value of additions in intangible assets	326	127	137			590
Gross value of additions in tangible assets	8 528	3 398	28 932			40 858
Value of capital expenditure	14 846	3 385	18 451			36 682
Amortization/depreciation	55 401	1 468	7 121			63 990
Revaluation of non-financial non-current assets	0					0
Liabilities	**450 024**	**53 806**	**64 964**			**568 794**

(all amounts are quoted in PLN thousands, unless otherwise stated)

3.2 SECONDARY REPORTING FORMAT – GEOGRAPHICAL SEGMENTS

Tables below present figures related to revenues, expenses and profits as well as selected assets and liabilities of individual geographical segments of the Orbis Group for the 1st half of 2006, for the year 2005 and the 1st half of 2005.

The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the Group applies the division into operational regions used in internal reporting.

Data for the 1st half of 2006:

	Geographical segments				Corporate activities	
	Region 1 - Warszawa	Region 2 - Cracow	Region 3 - Wroclaw	Region 4 - Gdańsk	Non-attributable to segments	Total
Sales to external clients	116 146	79 709	73 413	59 632	129 122	458 022
Total segment revenues	116 146	79 709	73 413	59 632	129 122	458 022
Assets	534 279	384 626	341 283	296 757	700 497	2 257 442
Capital expenditure					116 874	116 874

Data for the year 2005:

	Geographical segments				Corporate activities	
	Region 1 - Warszawa	Region 2 - Cracow	Region 3 - Wrocław	Region 4 - Gdańsk	Non-attributable to segments	Total
Sales to external clients	197 137	162 029	221 525	101 889	269 126	951 706
Total segment revenues	197 137	162 029	221 525	101 889	269 126	951 706
Assets	599 432	316 846	501 742	228 191	514 381	2 160 592
Capital expenditure					159 523	159 523

Data for the 1st half of 2005:

	Geographical segments				Corporate activities	
	Region 1 - Warszawa	Region 2 - Cracow	Region 3 - Wroclaw	Region 4 - Gdańsk	Non-attributable to segments	Total
Sales to external clients	115 580	77 399	72 959	67 327	121 550	454 815
Total segment revenues	115 580	77 399	72 959	67 327	121 550	454 815
Assets	548 038	405 648	342 520	340 642	508 597	2 145 445
Capital expenditure					36 682	36 682

(all amounts are quoted in PLN thousands, unless otherwise stated)

4. INCOME AND EXPENSE

4.1 OPERATING INCOME

	6 months ended 30 June 2006	6 months ended 30 June 2005
Net sales of services	470 618	463 117
of which: from related parties	5 115	4 151
Net sales of other products, merchandise and raw materials	2 397	7 478
of which: from related parties	0	0
Net sales of services, products, merchandise and raw materials	**473 015**	**470 595**
Profit on disposal of non-financial non-current assets	3 174	4 647
Profit on disposal of other assets	135	1 273
Profit on disposal of investments	0	3 240
Grants	2 990	0
Interest income on granted loans and receivables	137	452
Other operating income, of which:	8 533	16 898
release of provisions, of which	2 335	9 560
- provision for court litigations (Note 27)	167	5 123
- other provisions	1 213	0
- accrued expenses	955	4 437
Income from non-financial investments	749	887
Income from trademarks	924	811
Indemnities received	1 865	3 118
No-show penalties	220	173
Interest on deposits	562	321
Other	1 878	2 028
Other operating income, total	**14 969**	**26 510**

In the current period, the Companies forming the Capital Group did not recognize, reverse or use any impairment of non-financial non-current assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.2 EXPENSES BY TYPE

	6 months ended 30 June 2006	6 months ended 30 June 2005
Depreciation and amortization	68 518	63 990
Raw materials and energy used	56 670	58 402
Outsourced services	156 313	144 591
Fees and taxes	19 332	19 260
Employee benefit expense	135 298	147 311
Other expenses by nature (for)	24 426	25 150
- advertising and entertainment	2 926	2 497
- fees for the trade mark	748	880
- business trips	2 936	2 918
- insurance premiums	4 190	4 764
- fees for affiliation with hotel systems	5 504	5 225
- commissions	1 709	2 375
- rent	2 857	0
- recognition of impairment of receivables	270	0
- other	3 286	6 491
Total expenses by type	**460 557**	**458 704**
Change in inventories, finished goods	(3 026)	(1 674)
Cost of manufacture of finished goods for the company needs (negative value)	(254)	(382)
Selling and marketing costs (negative value)	(24 291)	(24 265)
Administrative expenses (negative value)	(76 686)	(77 625)
Costs of services and products sold	**356 300**	**354 758**
Cost of goods for resale and raw materials sold	2 492	6 266
Costs of services and products sold	**358 792**	**361 024**

4.2.1 Costs of employee benefits

	6 months ended 30 June 2006	6 months ended 30 June 2005
Wages and salaries	97 237	105 480
Provision for holidays	2 909	3 792
Provision for wages and salaries and similar	8 676	9 917
Provision for jubilee awards and retirement benefit obligations	4 543	4 831
Employee benefits	21 933	23 191
Total employee benefit expense	**135 298**	**147 211**

The provision for jubilee and retirement obligations are presented in the income statement under "Overheads & administrative expenses, while provisions for holidays are presented under "Cost of services, products, merchandise and raw materials sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 OTHER OPERATING EXPENSES

	6 months ended 30 June 2006	6 months ended 30 June 2005
Loss on disposal of non-financial non-current assets	(35)	(113)
Other operating expenses, of which:	(8 033)	(14 127)
Provisions created for:	(1 719)	(10 506)
employment restructuring	(24)	(8 803)
court litigations	(40)	(1 008)
other provisions	(1 655)	(695)
Indemnities, penalties, fines paid	(104)	(215)
Donations	(202)	(137)
Costs of damage	(1 629)	(1 175)
Remission of receivables	(59)	(45)
Employment-related costs	(1 923)	(543)
Costs of non-financial long-term investments	(378)	(514)
Foreign exchange differences	(232)	0
Costs of assets liquidation	(992)	0
Guarantee for ACCOR installments	(220)	(229)
Other	(575)	(763)
Other operating expenses, total	**(8 068)**	**(14 240)**

4.4 FINANCE INCOME AND COSTS

	6 months ended 30 June 2006	6 months ended 30 June 2005
Interest income	639	500
Revaluation of financial assets at fair value through profit or loss	2	310
Other finance income, of which:	1 810	1 943
exchange offices	482	492
other	1 328	1 451
Total finance income	**2 451**	**2 753**
Finance costs of interest on borrowings	(8 151)	(4 937)
Revaluation of financial assets	0	(195)
Foreign exchange gains	374	2 318
Other finance costs, of which:	(516)	(5 466)
foreign exchange losses	(375)	(31)
valuation of SWAP financial instrument	0	(982)
cost of financial instrument	0	(4 374)
other	(141)	(79)
Total finance costs	**(8 293)**	**(8 280)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	6 months ended 30 June 2006	6 months ended 30 June 2005
Current income tax	**(9 355)**	**(11 182)**
- current income tax charge	(9 355)	(11 182)
Deferred income tax	**5 465**	**5 163**
- related to the ocurrence and reversal of temporary differences	5 380	5 184
- decrease (increase) due to changes in tax rates	40	346
- decrease due to previously unrecognized tax loss or a temporary difference of the preceding period	(19)	479
- increase due to a partial write-down, or reversal of previous write-down, of deferred income tax assets	109	0
- decrease (increase) due to changes in accounting policies and errors recognized in profit (loss) for the period	(45)	(846)
Tax charge in the consolidated income statement	**(3 890)**	**(6 019)**

Reconciliation of income tax in the income statement with the financial result:

	6 months ended 30 June 2006	6 months ended 30 June 2005
Profit (loss) before tax	**15 596**	**14 934**
Tax calculated at the statutory rate of 19%	(2 963)	(2 837)
Adjustments related to current income tax from past years	0	0
Unrecognized tax losses	0	0
Income not subject to tax and expenses not deductible for tax purposes	(927)	(3 182)
Tax charge at the effective tax rate	**(3 890)**	**(6 019)**

On 23 January 2006, Monitor Sądowy i Gospodarczy no. 16 published a notification on the registration of the ORBIS Tax Group. On 28 September 2005, Orbis S.A. together with the companies Hekon Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. concluded an agreement on the establishment of the Tax Group which was registered in the Tax Office. The provisions of the agreement will bind the parties to this agreement until 31 December 2008. As regards the obligations arising from tax regulations, the Tax Group is represented by Orbis S.A. The objective underlying the establishment of the Tax Group is to streamline the settlements of income tax.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The deferred income tax results from the following temporary differences:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2006
Deferred income tax assets, of which:	**9 720**	**4 070**	**21 244**
Recognized in financial result	9 720	4 070	21 244
- temporary difference between tax and book value of tangible assets	6 360	2 693	19 399
- revaluation of receivables	877	2	0
- interest unpaid	58	0	0
- unrealized foreign exchange differences	26	25	18
- provisions	1 797	505	413
- costs not recognised in the balance sheet	602	0	0
- others	0	845	1 414
Deferred income tax provision, of which:	**1 572**	**1 514**	**353**
Recognized in financial result	1 481	1 423	262
- difference between tax and book value of non-financial non-current assets	1 153	989	262
- unrealized foreign exchange differences	128	128	0
- valuation of assets	0	306	0
- commission on borrowings	200	0	0
Recognized in equity	91	91	91
- long-term investments	91	91	91

6. DISCONTINUED OPERATIONS

The Group did not make a decision to discontinue any operations.

7. EARNINGS PER SHARE

Earnings per ordinary share are calculated by dividing the net profit for the financial year attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings per share are calculated by dividing the net profit for the financial year attributable to ordinary shareholders by the weighted average number of ordinary shares in issue in the financial year, adjusted for the effect of dilutive factors.

There were no factors in the reporting period nor in the comparative periods which would result in the dilution of earnings per share.

Figures related to earnings and shares which were used to calculate the basic and diluted earnings per share are presented below:

	6 months ended on June 30, 2006	6 months ended on June 30, 2005
Basic net profit for the period attributable to the equity holders of the holding Company	11 776	8 715
Weighted average number of issued ordinary shares	46 077	46 077
Earnings per share	**0.26**	**0.19**

8. DIVIDEND PAID OR PROPOSED FOR PAYMENT

On 28 June 2006, the General Meeting approved the distribution of dividend for the year ended 31 December 2005 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set for 8 August 2006; and the dividend payment date for 25 August 2006.

(all amounts are quoted in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

The table below presents property, plant and equipment as at **30 June 2006:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at January 1, 2006					
Cost	**62 824**	**371 644**	**2 714 795**	**205 663**	**130 272**	**164 382**	**3 649 580**
Accumulated depreciation and impairment	(3 072)	(9 011)	(1 621 404)	(151 857)	(64 232)	(137 736)	(1 987 312)
Opening net book amount	**59 752**	**362 633**	**1 093 391**	**53 806**	**66 040**	**26 646**	**1 662 268**
Additions	0	44	67 783	3 770	15 436	2 135	89 167
purchase	0	0	3 868	2 849	13 046	1 444	21 207
take-over from investments	0	0	63 892	386	0	672	64 950
other	0	44	23	535	2 390	19	3 011
Disposals	0	(42)	(402)	(617)	(7 149)	(101)	(8 311)
sale	0	(42)	0	(172)	(6 281)	(9)	(6 504)
liquidation	0	0	(402)	(445)	(868)	(91)	(1 806)
other	0	0	0	0	0	(1)	(1)
Increase in impairment	0	0	0	0	0	0	0
Decrease in impairment	0	0	0	57	66	28	151
Depreciation charge for the period	(400)	(2 286)	(44 522)	(5 353)	(10 035)	(4 071)	(66 667)
Closing net book amount	**59 352**	**360 349**	**1 116 250**	**51 663**	**64 358**	**24 637**	**1 676 608**
		As at June 30, 2006					
Cost	**62 950**	**371 652**	**2 789 021**	**204 894**	**137 781**	**162 907**	**3 729 205**
Accumulated depreciation and impairment	(3 598)	(11 303)	(1 672 771)	(153 231)	(73 423)	(138 271)	(2 052 597)
Closing net book amount	**59 352**	**360 349**	**1 116 250**	**51 663**	**64 358**	**24 636**	**1 676 608**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment as at **31 December 2005**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
			As at January 1, 2005				
Cost	**58 806**	**381 996**	**2 794 375**	**219 002**	**116 301**	**166 374**	**3 736 854**
Accumulated depreciation and impairment	(2 516)	(4 661)	(1 697 003)	(158 632)	(49 415)	(137 888)	(2 050 115)
Opening net book amount	**56 290**	**377 335**	**1 097 372**	**60 370**	**66 886**	**28 486**	**1 686 739**
Additions	4 018	0	15 523	7 055	31 336	4 947	62 879
purchase	0	0	4 362	5 887	25 415	4 585	40 249
take-over from investments	0	0	6 860	687	0	234	7 781
other	4 018	0	4 301	481	5 921	128	14 849
Disposals	0	(10 229)	(9 639)	(2 572)	(16 849)	(324)	(39 613)
sale	0	(10 229)	(437)	(678)	(5 000)	(193)	(16 537)
liquidation	0	0	(9 176)	(1 506)	(3 403)	(118)	(14 203)
other	0	0	(26)	(388)	(8 446)	(13)	(8 873)
Increase in impairment	0	0	(16 326)	(131)	(84)	(568)	(17 109)
Decrease in impairment	0	0	88 557	4 263	58	3 184	96 062
Depreciation charge for the financial year	(556)	(4 473)	(82 096)	(15 179)	(15 307)	(9 079)	(126 690)
Closing net book amount	**59 752**	**362 633**	**1 093 391**	**53 806**	**66 040**	**26 646**	**1 662 268**
			As at December 31, 2005				
Cost	**62 824**	**371 644**	**2 714 795**	**205 663**	**130 272**	**164 382**	**3 649 580**
Accumulated depreciation and impairment	(3 072)	(9 011)	(1 621 404)	(151 857)	(64 232)	(137 736)	(1 987 312)
Closing net book amount	**59 752**	**362 633**	**1 093 391**	**53 806**	**66 040**	**26 646**	**1 662 268**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents property, plant and equipment as at **30 June 2005**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		As at January 1, 2005					
Cost	**58 806**	**381 996**	**2 794 375**	**219 002**	**116 301**	**166 374**	**3 736 854**
Accumulated depreciation and impairment	(2 516)	(4 661)	(1 697 003)	(158 632)	(49 415)	(137 888)	(2 050 115)
Opening net book amount	**56 290**	**377 335**	**1 097 372**	**60 370**	**66 886**	**28 486**	**1 686 739**
Additions	4 018	0	7 362	4 274	22 625	2 579	40 858
purchase	0	0	951	2 707	17 816	2 405	23 879
take-over from investments	0	0	1 702	576	0	73	2 351
other	4 018	0	4 709	990	4 809	101	14 627
Disposals	0	(3 151)	(44)	(257)	(9 065)	(107)	(12 624)
sale	0	(3 151)	0	(36)	(8 759)	(93)	(12 039)
liquidation	0	0	(2)	(69)	(299)	(12)	(382)
other	0	0	(42)	(152)	(7)	(2)	(203)
Increase in impairment	0	0	0	3	0	0	3
Depreciation charge for the period	(173)	(2 630)	(41 494)	(6 958)	(6 900)	(4 014)	(62 169)
Closing net book amount	**60 135**	**371 554**	**1 063 196**	**57 432**	**73 546**	**26 944**	**1 652 807**
		As at June 30, 2005					
Cost	**62 956**	**378 794**	**2 808 612**	**217 843**	**130 046**	**167 629**	**3 765 880**
Accumulated depreciation and impairment	(2 907)	(7 154)	(1 745 416)	(160 411)	(56 500)	(140 685)	(2 113 073)
Closing net book amount	**60 049**	**371 640**	**1 063 196**	**57 432**	**73 546**	**26 944**	**1 652 807**

The "Vehicles" group comprises buses operated by Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o. and passenger cars operated by Hekon Hotele Ekonomiczne S.A. under finance leases. As at 30 June 2006, their carrying amount is PLN 3,490 thousand. "Machinery and equipment" comprise equipment operated by UAB Hekon under finance lease agreements with the value of PLN 12 thousand.

Information on leased tangible assets in presented below:

Leased tangible assets	As at 30 June 2006	As at 31 December 2005	As at 30 June 2005
Cost - capitalised finance lease recognized in assets	3 954	3 340	2 517
Depreciation at beginning of period	(273)	(33)	0
Depreciation charge for financial year	(179)	(617)	(251)
Closing net book amount	**3 502**	**2 690**	**2 266**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Information on assets under construction is presented below:

Assets under construction	As at 30 June 2006	As at 31 Dec. 2005	As at June 30, 2005
Gross value of assets under construction	76 328	81 457	18 729
Total	**76 328**	**81 457**	**18 729**

Figures pertaining to non-current assets classified as held for sale are presented below:

Property, plant and equipment held for sale	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Cars held for sale, withdrawn from operation	726	518	674
Total	**726**	**518**	**674**

Non-current assets held for sale include cars withdrawn from operation within the framework of short-term rent and lease activities. The sale of cars after their period of operation falls within the scope of other on-going operating activities. Sales derived from the sale of cars are subject to seasonal market fluctuations as well as to the pursued policy related to rent-a-cart equipment. Non-current assets held for sale are reported at their net standard value lower than the fair value.

On 11 December 2002, Hekon Hotele Ekonomiczne S.A. concluded an agreement with DIL Leasing Sp. z o.o. under which Hekon Hotele Ekonomiczne S.A. operated two hotels in Warsaw and a hotel in Poznań as well as a hotel in Łódź that had been previously sold to DIL Polska Leasing Sp. z o.o., under an operating lease. As a result of the executed operating lease agreement, the Group has off-balance sheet commitments in respect of monthly instalments for the period of 7 years, until 2012 in accordance with the amounts of lease payments under the agreement. If the Company (Hekon Hotele Ekonomiczne S.A.) continues the operating lease agreement for the successive 10 years on terms specified in the agreement (until 2022), the lease payments for the above period will amount to PLN 103,155 thousand. The amount of payments has been calculated on the basis of current lease payments as the agreement does not specify the amount of payments for the years 2012-2022.

UAB Hekon operates a hotel building in Vilnus under an operating lease agreement for a 15 years period. This results in off-balance sheet commitments in respect of annual instalments for the remaining period of 12.5 years, until 2018. The annual lease payments amount to 25% of the revenues, not less than EUR 1,000 thousand, during the period of the first three years, and not less than EUR 1,100 thousand for the fourth and each of the following years of the lease agreement.

Operating lease commitments of the Group presented off-balance sheet are as follows:

Future operating lease commitments	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Operating lease commitments, due in			
1 year	15 146	14 684	15 172
from 1 to 5 years	64 258	60 521	63 930
more than 5 years	148 649	148 946	163 281
Total operating lease commitments	**228 053**	**224 151**	**242 383**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on impairment of property, plant and equipment:

Impairment of tangible assets and assets under construction	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	**(497 781)**	**(576 733)**	**(576 733)**
recognized impairment of tangible assets	0	(17 109)	0
reversed impairment of tangible assets	0	84 477	0
used	151	11 585	3
Closing balance	**(497 630)**	**(497 781)**	**(576 730)**

Impairment losses which were recognized and reversed are presented under the "Net impairment reversal" line of the income statement.

As at 30 June 2006 and 30 June 2005 there were no indications, that tangible fixed assets were impaired or should be tested for impairment.

(all amounts are quoted in PLN thousands, unless otherwise stated)

10. INTANGIBLE ASSETS

The table below presents intangible assets as at **30 June 2006**

	Goodwill	Permits, patents, licenses and alike,	Computer software	Other intangible assets	Total intangible assets
	As at January 1, 2006				
Cost	**115 081**	**251**	**14 723**	**400**	**130 455**
Accumulated amortization and impairment	(7 829)	(100)	(12 271)	(88)	(20 288)
Opening net book amount	**107 252**	**151**	**2 452**	**312**	**110 167**
Additions	0	7	563	149	719
purchase	0	12	541	104	657
other	0	(5)	22	45	62
Disposals	0	0	(10)	0	(10)
liquidation	0	0	(10)	0	(10)
Amortization charge for the period	0	(43)	(1 150)	(4)	(1 197)
Closing net book amount	**107 252**	**115**	**1 855**	**457**	**109 679**
	As at June 30, 2006				
Cost	**115 081**	**254**	**14 630**	**553**	**130 518**
Accumulated amortization and impairment	(7 829)	(139)	(12 775)	(96)	(20 839)
Closing net book amount	**107 252**	**115**	**1 855**	**457**	**109 679**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **31 December 2005**

	Goodwill	Permits, patents, licenses and alike,	Computer software	Other intangible assets	Total intangible assets
		As at January 1, 2005			
Cost	**115 081**	**89**	**13 453**	**110**	**128 733**
Accumulated amortization and impairment	(7 829)	(63)	(10 137)	(87)	(18 116)
Opening net book amount	**107 252**	**26**	**3 316**	**23**	**110 617**
Additions	0	162	1 283	290	1 735
purchase	0	162	1 254	290	1 706
other	0	0	29	0	29
Disposals	0	0	(12)	0	(12)
liquidation	0	0	(2)	0	(2)
other	0	0	(10)	0	(10)
Recognized impairment	0	0	(4)	0	(4)
Amortization charge for the financial year	0	(37)	(2 130)	(1)	(2 168)
Closing net book amount	**107 252**	**151**	**2 452**	**312**	**110 167**
		As at December 31, 2005			
Cost	**115 081**	**251**	**14 723**	**400**	**130 455**
Accumulated amortization and impairment	(7 829)	(100)	(12 271)	(88)	(20 288)
Closing net book amount	**107 252**	**151**	**2 452**	**312**	**110 167**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents intangible assets as at **30 June 2005**

	Goodwill	Permits, patents, licenses and alike,	Computer software	Other intangible assets	Total intangible assets
		As at January 1, 2005			
Cost	**115 081**	**89**	**13 453**	**110**	**128 733**
Accumulated amortization and impairment	(7 829)	(63)	(10 137)	(87)	(18 116)
Opening net book amount	**107 252**	**26**	**3 316**	**23**	**110 617**
Additions	0	5	448	137	590
purchase	0	5	410	10	425
other	0	0	38	127	165
Disposals	0	0	(33)	(3)	(36)
liquidation	0	0	(2)	0	(2)
other	0	0	(31)	(3)	(34)
Amortization charge for the period	0	(10)	(1 057)	(90)	(1 157)
Closing net book amount	**107 252**	**21**	**2 674**	**67**	**110 014**
		As at June 30, 2005			
Cost	**115 081**	**94**	**13 868**	**244**	**129 287**
Accumulated amortization and impairment	(7 829)	(73)	(11 194)	(177)	(19 273)
Closing net book amount	**107 252**	**21**	**2 674**	**67**	**110 014**

All intangible assets, except for goodwill, recognized by the Group have definite useful lives. The Group does not have any internally generated intangible assets.

Impairment of intangible assets	As at 30 June 2006	As at 31 Dec. 2005	As at June 30, 2005
Opening balance	(4)	0	0
recognized	0	(4)	0
Closing balance	(4)	(4)	0

As at the balance sheet date, no intangible assets were used to secure the Group's liabilities.

Goodwill impairment test

Goodwill was created by purchase of shares of the subsidiary Hekon - Hotele Ekonomiczne S.A., operator of 8 economy hotels. Goodwill is annually tested for impairment. Goodwill was not found to have been impaired in the analyzed period.

Test methodology and assumptions applied by the Group for the purpose of the goodwill impairment test are described in Note 2.1.6. of the consolidated financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Investments in associates measured using the equity method:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Beginning of period	**5 220**	**4 182**	**4 182**
Interests and shares	5 220	4 182	4 182
Additions	**1 291**	**1 738**	**497**
share of profit of associates	1 291	1 738	497
Disposals	**0**	**(700)**	**(700)**
dividend distribution	0	(700)	(700)
End of period	**6 511**	**5 220**	**3 979**
Interests and shares	6 511	5 220	3 979

Brief financial information about consolidated associates is presented in the table below:

Associates, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in share capital	% share in the no. of voting rights at the GM
Orbis Casino Sp. z o.o.								
As at 30 June 2006	6 511	30 711	11 177	234 197	3 873	19 534	33	33
As at 31 Dec. 2005	5 220	24 021	8 360	444 079	5 216	15 662	33	33
As at 30 June 2005	3 979	24 282	12 343	211 386	1 493	11 939	33	33

Shares in Orbis Casino Sp. z o.o. held by the Group are valued using the equity method.

Investments in associates are not directly exposed to the risk of change in the interest rate.

(all amounts are quoted in PLN thousands, unless otherwise stated)

12. RELATED PARTIES

Information on non-consolidated related parties:

Subsidiaries, name and corporate seat	Carrying amount	Assets	Liabilities	Revenues	Net profit (loss)	Net assets of the company	% share in equity	% share in the no of voting rights at the GM
Wioska Turystyczna Wilkasy Sp. z o.o.								
As at 30 June 2006	497	4 403	1 227	533	(173)	3 176	100	100
As at 31 Dec. 2005	497	4 384	1 035	1 556	33	3 349	100	100
As at 30 June 2005	497	4 286	1 168	478	(198)	3 118	100	100
AutoOrbisBus Sarl								
As at 30 June 2006	35	1 652	1 730	1 762	23	(78)	100	100
As at 31 Dec. 2005	35	713	810	943	(128)	(97)	100	100
As at 30 June 2005	35	610	655	387	(71)	(45)	100	100
PH Majewicz Sp. z o.o.								
As at 30 June 2006	84	3 021	1 165	3 671	188	1 856	49	49
As at 31 Dec. 2005	84	2 956	1 286	6 973	(482)	1 670	49	49
As at 30 June 2005	84	3 451	1 500	3 503	(201)	1 951	49	49
Related parties, total								
As at 30 June 2006	**616**	**9 076**	**4 122**	**5 966**	**38**	**4 954**	**n/a**	**n/a**
As at 31 Dec. 2005	**616**	**8 053**	**3 131**	**9 472**	**(577)**	**4 922**	**n/a**	**n/a**
As at 30 June 2005	**616**	**8 347**	**3 323**	**4 368**	**(470)**	**5 024**	**n/a**	**n/a**

In the balance sheet, non-consolidated subsidiaries are recognized as available-for-sale financial assets. Interests in non-related parties, amounting to PLN 49 thousand as at 30 June 2006 are shown under the same line.

13. BUSINESS COMBINATIONS AND DISPOSALS

No business combinations within the meaning of IFRS 3 took place in the 1st half of 2006.

14. INTERESTS IN JOINT VENTURES

Companies of the Orbis Group do not hold any interests in joint ventures.

15. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	**765**	**11 634**	**11 634**
Acquisition	0	100	100
Sale	0	(2 012)	(2 012)
Other disposals	(100)	(8 957)	(8 995)
Closing balance	**665**	**765**	**727**

The sale of financial assets in 2005 concerned the sale of shares in Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o. Other disposals relate predominantly to the repayment of loans granted in the preceding years to the companies: Globis Poznań Sp. z o.o. and Globis Wrocław Sp. z o.o.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Available-for-sale financial assets comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Shares/interests in unlisted companies	665	765	727
Total available-for-sale assets	**665**	**765**	**727**

Available-for-sale financial assets are not directly exposed to the risk of change in the interest rate.

16. OTHER FINANCIAL ASSETS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Beginning of period	**35 447**	**12 323**	**12 323**
Loans granted	0	37	37
Finance lease receivables	21 959	26 559	8 029
Other additions	97	1	0
Loans repaid	(121)	(3 435)	(3 351)
Other disposals	0	(38)	(30)
End of period	**57 382**	**35 447**	**17 008**

Other financial assets comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Loans granted	158	279	364
Other non-current receivables	192	95	156
Finance lease receivables	57 032	35 073	16 488
Other financial assets, total	**57 382**	**35 447**	**17 008**

Other financial assets are exposed to the credit risk and interest rate risk. Information on risk management is provided in Note 32 of the consolidated financial statements.

The fair value of other financial assets as at 30 June 2006 is close to their balance sheet value.

(all amounts are quoted in PLN thousands, unless otherwise stated)

17. INVESTMENT PROPERTY

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening gross carrying amount	**73 275**	**73 698**	**73 698**
Accumulated depreciation	(30 091)	(28 892)	(28 892)
Opening net book amount	**43 184**	**44 806**	**44 806**
Disposals	**0**	**(297)**	**0**
sale	0	(164)	0
other	0	(133)	0
Depreciation charge for the financial year	(653)	(1 325)	(664)
Closing net book amount	**42 531**	**43 184**	**44 142**
Closing gross book amount	**73 275**	**73 275**	**73 698**
Accumulated depreciation at end of period	(30 744)	(30 091)	(29 556)
Closing net book amount	**42 531**	**43 184**	**44 142**

The Group measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS (1 January 2004), the Group valued land and rights to perpetual usufruct of land which account for a considerable share of investment property, and considered this value as deemed cost. The fair value of land and rights to perpetual usufruct of land determined on the basis of a valuation of an independent expert as at 1 January 2004 amounted to PLN 32,503 thousand. No revaluation of assets was performed as at 30 June 2006.

The following amounts were recognized in the income statement:

	6 months ended 30 June 2006	6 months ended 30 June 2005
Rent received	2 213	2 319
Direct operating expenses of investment property which generate income from rent	537	653

Investment property includes the following land owned as well as rights to perpetual usufruct of land, buildings and structures:

- in Bydgoszcz – own land of an area of 343 sq. m. and the building of the Pod Orlem Hotel,
- in Gdańsk – right to perpetual usufruct of land of an area of 62 sq. m. and a building with the usable floor space of 87 sq. m.,
- in Konin – right to perpetual usufruct of land of an area of 752 sq. m. and interest in an office building with the usable floor space of 447 sq. m.,
- in Poznań – right to perpetual usufruct of land of an area of 28,992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation of a total area of 2,513 sq. m.,
- in Świnoujście – right to perpetual usufruct of land of an area of 961 sq. m. and a commercial building with the usable floor space of 508 sq. m.,
- in Warsaw – right to perpetual usufruct of land of an area of 3,585 sq. m. and the building of the Bristol Hotel with the usable floor space of 18,062 sq. m.,
- in Warsaw – right to perpetual usufruct of land of an area of 2,230 sq. m. and the multi-storey garage-parking with the usable floor space of 19,000 sq. m.,
- in Wrocław – interest in right to perpetual usufruct of land of an area of 432 sq. m. and office rooms in an office building of an area of 532 sq. m.,
- in Lublin – right to perpetual usufruct of land of an area of 3,028 sq. m..

(all amounts are quoted in PLN thousands, unless otherwise stated)

18. OTHER LONG-TERM INVESTMENTS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Beginning of period	565	647	647
Increase in fair value in the year	0	1	1
Other additions	7	14	85
Reversal of valuation of investments	0	(97)	0
End of period	572	565	733

Other long-term investments mainly comprise works of art owned by Orbis S.A.

19. INVENTORIES

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Raw materials	7 303	6 916	8 646
Work in progress	3 572	1 395	2 041
Finished goods	0	330	0
Merchandise	1 197	795	794
Total inventories	**12 072**	**9 436**	**11 481**

The value of inventories recognized under the "Cost of goods sold" line amounted in the 1st half of 2006 to PLN 49,110 thousand (in 2005: PLN 74,470 thousand, while in the 1st half of 2005: PLN 41,021 thousand).

Information on impairment of inventories is presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Beginning of the period:	(457)	0	0
impairment recognized	(4)	(457)	0
impairment reversed	20	0	0
impairment used	79	0	0
End of the period	**(362)**	**(457)**	**0**

The Group does not have liabilities secured with their inventories.

(all amounts are quoted in PLN thousands, unless otherwise stated)

20. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Trade receivables	80 553	49 992	78 756
of which: receivables from related parties	3 967	3 572	1 250
Impairment of receivables	(5 028)	(5 433)	(5 934)
Prepayments	65	37	124
Net trade receivables	**75 590**	**44 596**	**72 946**

Other current receivables comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Current receivables	**69 732**	**35 423**	**21 796**
Loans to related parties	0	0	814
Loans to other companies	28	36	0
Taxes, grants, customs duties, social security and other benefits receivable	26 715	16 546	4 178
Prepaid tangible assets, intangible assets and inventories	24 129	6 456	7 510
Adjudicated receivables	1 278	1 282	1 468
Receivables claimed in court	1 388	875	845
Settlements with employees	1 024	259	304
Finance lease receivables	9 802	8 281	3 618
Other receivables	9 106	4 920	6 363
Impairment of other receivables	(3 738)	(3 232)	(3 304)
Current prepayments and advances	**26 707**	**6 125**	**25 126**
Prepayments, of which:	26 707	6 125	25 126
service charges	290	178	63
wages and salaries and related charges	6 220	1	7 571
taxes and fees	5 886	121	5 486
insurance premiums	1 127	1 011	1 555
operating expenses	8 894	622	5 452
other	4 290	4 192	4 999
Other current receivables, net	**96 439**	**41 548**	**46 922**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Change in the balance of impairment of receivables is presented below:

Impairment of receivables	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	8 665	9 752	9 752
impairment recognized	528	3 936	194
impairment reversed	(258)	(550)	(433)
impairment used	(169)	(4 473)	(275)
Closing balance	**8 766**	**8 665**	**9 238**

Impairment of receivables was recognized and derecognized under the "Expenses by type" line of the income statement, in Note 4.2.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Group's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs due to the large share of relatively small transactions in total turnover. All doubtful receivables are impaired. More information on credit risk is provided in Note 32.

The fair value of receivables does not significantly differ from their value presented in the consolidated financial statements.

21. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Debt securities			
Beginning of period	33 047	60 669	60 669
- purchase	143 064	632 053	488 107
- sale	(154 526)	(660 317)	(460 700)
- valuation	1	52	(195)
- other additions	101	590	1 378
End of period	21 687	33 047	89 259
Financial assets at fair value through profit or loss	**21 687**	**33 047**	**89 259**
Valuation of financial instrument (SWAP)			
Beginning of period	0	23 410	23 410
- valuation	0	6 480	982
- settlement	0	(29 890)	0
End of period	0	0	24 392
Financial liabilities at fair value through profit or loss	**0**	**0**	**24 392**

Securities, comprising bonds and certificates of deposit, acquired by the Companies to derive economic benefits arising from short-term changes in prices, are classified as financial assets at fair value through profit or loss. As at 30 June 2006, the fair value of those financial assets amounts to PLN 21,687 thousand.

Financial assets and liabilities valued at fair value, together with gains and losses settled in correspondence with profit or loss, are reported in the cash flow statement, in the section related to investing activities.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Changes in the fair value of financial assets and liabilities at fair value, together with gains and losses settled in correspondence with profit or loss, are reported under the „Other finance income and costs" line of the income statement (note 4.4).

Debt securities are recognized according to the valuation of the bank which acts as an intermediary in executing the transaction, as at 30 June 2006, the parties to the transactions included Rabobank – bonds – transaction amount – PLN 21,468 thousand.

The total transaction value of the purchased securities of the above issuers amounted to PLN 21,687 thousand as at 30 June 2006.
Maturity dates of securities fall within the period from 10 July 2006 to 14 July 2006.
In this period, the nominal redemption value of securities will amount to PLN 21,500 thousand.
The carrying amount of the debt securities amounted to PLN 29,982 thousand as at 30 June 2006.
The average interest rate on investments in securities stood at 3.95%.

The maximum credit risk related to the debt securities held by the Company equals the value of these securities presented in the balance sheet. This risk is not significantly concentrated. The Group is also exposed to the risk of change in fair value as a result of changes in interest rates. Information on curbing the risk is provided in Note 32.

22. CASH AND CASH EQUIVALENTS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Cash at bank and in hand	21 778	22 833	27 351
Short-term bank deposits	38 673	57 598	22 331
Other cash and cash equivalents	10 422	1 269	1 024
Total cash and cash equivalents	**70 873**	**81 700**	**50 706**

Other cash and cash equivalents include cash in transit, other monetary assets and money deposited with banks in the form of repo transactions.

The Group invests temporarily available cash on short-term bank deposits with maturity dates ranging from 1 to 50 days and on repo transactions with maturity not exceeding three months. The effective interest rate in the period under analysis ranges from 2.30% to 4.25%.

23. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	-	37 500 000	75 000 000	own assets*	Jan. 9, 1991
B	bearer shares	-	8 523 625	17 047 250	cash	Apr. 21, 1998
C	bearer shares	-	53 383	106 766	cash	Apr. 21, 1998
Total number of shares			**46 077 008**			
Total share capital				**92 154 016**		
Par value on shares = PLN 2						
Hyperinflation restatement of share capital				**425 600 452**		
Carrying amount of share capital				**517 754 468**		

*) In connection with the revaluation of the value of contributions using hyperinflation indexes, the value of the share capital increased by PLN 425,600,452 to PLN 500,600,452.
The aggregate revalued amount of share capital equals PLN 517,754,468.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Number of ordinary shares issued and paid	46 077 008	46 077 008	46 077 008
Par value per share	2	2	2
Shares as at beginning of period	**46 077 008**	**46 077 008**	**46 077 008**
Change in period:	0	0	0
Shares as at end of period	**46 077 008**	**46 077 008**	**46 077 008**

The targeted number of shares equals the number of issued and paid up shares.

Shareholders

As at 28 September 2006 the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand, i.e. 46,077,008 shares. Shareholders who hold, directly or indirectly through its subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at 28 September 2006 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholders	No. of shares held as at 28 Sept. 2006 (no. of voting rights at the GM)	Percentage share in the share capital as at 28 Sept. 2006 (% share in the total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares in the period 10 Aug. 2006 - 28 Sept. 2006 (since the submission of the last interim financial statements)
Accor S.A.:	18 698 000	40,57%	
[including Accor S.A.' subsidiary - Societe d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4,99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5,89%	
BZ WBK AIB Asset Management S.A. - customers covered by management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	5 606 231	12,17%	+ 2,03%
Commercial Union OFE BPH CU WBK:	2 338 652	5,08%	

Reserves

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Share premium	132 944	132 944	132 944
Revaluation reserve (fair value revaluation of investments)	480	480	577
Deferred income tax	(91)	(91)	(110)
Total reserves	**133 333**	**133 333**	**133 411**

Foreign exchange differences on consolidation

This item comprises foreign exchange differences on translation of financial statements of foreign subsidiaries.

(all amounts are quoted in PLN thousands, unless otherwise stated)

24. LOANS AND BORROWINGS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Non-current borrowings			
Bank borrowings	311 471	266 713	223 488
Loans	313	645	56 423
Total non-current borrowings	**311 784**	**267 358**	**279 911**
Current borrowings			
Bank borrowings	40 047	42 300	1 123
Loans	684	684	1 980
Total curent borrowings	**40 731**	**42 984**	**3 103**

The maturity of loans and borrowings is presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
As broken down to maturity:			
Payable on demand or in up to 1 year	40 731	42 984	3 103
Over 1 year - up to 3 years	125 019	110 593	279 911
Between 3 and 5 years	93 382	78 383	0
Over 5 years	93 383	78 382	0
Total borrowings	**352 515**	**310 342**	**283 014**

The currencies of loans and borrowings are presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
As broken down to currencies:			
PLN	341 634	299 889	18 782
Foreign currencies (per currency and following translation into PLN):	10 881	10 453	264 232
EUR thous.	0	0	62 794
PLN thous.	0	0	253 785
CHF thous.	4 217	4 217	4 007
PLN thous.	10 881	10 453	10 447
In PLN, total	**352 515**	**310 342**	**283 014**

The fair value of borrowings is close to their carrying amount.

The effective interest rate for borrowings ranges from 2.89% to 5.05%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on loans and borrowings is provided below:

Debtor	Creditor	Title	Amount of borrowings to be repaid	30 June 2006	31 Dec. 2005	30 June 2005	Interest rate	Maturity date	Security
"Orbis" S.A.	BWE	loan	PLN	997	1 329	1 661	15%	7 Oct. 2007	item no 1
Orbis S.A.	Fixed-Term Credit Facilities Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed term bank borrowings	PLN	304 120	274 223	0	WIBOR 6M+ margin	10 Nov. 2012	item no 2
"Orbis" S.A.	Banks' syndicate led by Credit Lyonnais	bank borrowings	PLN	0	0	197 043	Euribor + margin	repaid	item no 3
			EUR	*0*	*0*	*48 772*			
"Orbis" S.A.	ACCOR Polska S.A.	loan	PLN	0	0	56 652	Euribor + margin	repaid	
			EUR	*0*	*0*	*14 022*			
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	2 500	2 500	2 500	Wibor 1M + margin	31 Dec. 2007	item no 4
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	34 017	20 342	13 129	Wibor 3M + margin	23 Apr. 2007	item no 5
Orbis Transport Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	10 881	10 452	10 447	Libor 1M + margin	23 Apr. 2007	item no 5
			CHF	*4 217*	*4 217*	*4 007*			
PBP Orbis Sp. z o.o.	Kredyt Bank S.A.	bank borrowings	PLN	0	1 496	1 492	1M Wibor + margin	repaid	item no 6
Capital Parking Sp. z o.o.	Polland Parking LLC	loan	PLN	0	0	90		repaid	
Total			**PLN**	**352 515**	**310 342**	**283 014**			

Security for loans and borrowings established on assets includes mortgages on real properties amounting in total to PLN 617,477 thousand and a pledge on a fleet of cars:

1. in respect of the loan granted by Bank Współpracy Europejskiej S.A. (agreement no 24/Orb/66804-5518-18-1/92) – blank sola bill of exchange and cap mortgage on the following hotels: Solny in Kołobrzeg and Francuski in Kraków, up to the amount of PLN 19,391 thousand;
2. in respect of the Fixed-Term Credit Facilities Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 404,540 thousand established on the real property of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław;
3. in respect of a syndicated loan granted by a Syndicate of Banks led by Calyon – cap mortgages established on the following three hotels: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa, up to the amount of PLN 188,582 thousand. The loan was fully repaid on 30 November 2005 – deletion of the mortgages from the land and mortgage registers is underway;
4. in respect of the bank investment loan granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. for purchase of the real property at ul. Łopuszańska 47 – a mortgage established on the real property;

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. in respect of the working capital facility granted to the company Orbis Transport Sp. z o.o. by Kredyt Bank S.A. and used to purchase cars for the purpose of Rent a Car and lease operations – a pledge on the fleet of cars;
6. in respect of the bank borrowings granted to the company PBP Orbis Sp. z o.o. by Kredyt Bank S.A.– a mortgage on non-residential premises in Warsaw at ul. 1 Sierpnia 36B up to the amount of PLN 4,964 thousand and a pledge on 12 coaches.

Other securities established on assets:

The companies PKS Gdańsk Sp. z o.o. and PKS Tarnobrzeg Sp. z o.o. acquired by Orbis Transport Sp. z o.o. in the course of a privatization process guarantee the payment of liabilities related to the purchase of these companies with their assets. The payment is secured by mortgages on the group's real properties in the amount of PLN 11,911 thousand. More information on the issue in Note 33.

Exposure to interest rate risk

Owing to a floating interest rate on the majority of borrowings taken by the Companies forming the Group, the Companies are exposed to the risk of changes in cash flows resulting from fluctuations in interest rates. The Group is also exposed to the risk of changes in fair value as a result of changes in interest rate connected with fixed interest rate on the borrowings from BWE. Owing to the amount of liabilities due to these bank borrowings, this risk is insignificant. Information on risk management is provided in Note 32.

In the 1st half of 2006 interest rates were as follows:
- WIBOR 1M 4.10 - 4.60
- WIBOR 3M 4.08 - 4.61
- WIBOR 6M 4.05 - 4.60
- WIBOR 1Y 4.04 – 4.79

Unutilized credit lines amounted to PLN 195,700 thousand, of which:
- PLN 700 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,
- PLN 5,000 thousand - overdraft facility available at Kredyt Bank S.A. in Ciechanów,
- PLN 190,000 thousand – tranche B under the Fixed-Term Credit Facilities Agreement.

25. OTHER NON-CURRENT LIABILITIES

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Liabilities from purchase of related parties	4 233	4 972	6 318
Finance lease liabilities	3 177	823	2 231
Valuation of financial instruments (SWAP)	0	0	24 392
Other	4	3	976
Other non-current liabilities, total	**7 414**	**5 798**	**33 917**

Liabilities under financial leases are presented in Note 28.

(all amounts are quoted in PLN thousands, unless otherwise stated)

26. PROVISIONS

	Provision for court litigations	Provision for restructuring costs	Other provisions	Total provisions
As at January 1, 2006	**235**	**3 508**	**1 761**	**5 504**
Provision created in the period	40	24	1 655	1 719
Provision used in the period	(4)	(1 900)	(500)	(2 404)
Provision released in the period	(167)	0	(1 213)	(1 380)
As at June 30, 2006	**104**	**1 632**	**1 703**	**3 439**
Short-term provisions - 1st half of 2006	64	1 632	1 703	3 399
Long-term provisions - 1st half of 2006	40	0	0	40
Total provisions as at June 30, 2006	**104**	**1 632**	**1 703**	**3 439**
As at January 1, 2005	**34 077**	**2 970**	**40**	**37 087**
Provision created in the period	386	3 508	2 210	6 104
Provision used in the period	(29 106)	(2 970)	(489)	(32 565)
Provision released in the period	(5 122)	0	0	(5 122)
As at December 31, 2005	**235**	**3 508**	**1 761**	**5 504**
Short-term provisions - 2005	233	3 508	1 472	5 213
Long-term provisions - 2005	2	0	289	291
Total provisions - as at December 31, 2005	**235**	**3 508**	**1 761**	**5 504**
As at January 1, 2005	**34 077**	**2 970**	**40**	**37 087**
Provision created in the period	1 008	8 803	1 804	11 615
Provision used in the period	(36)	0	(473)	(509)
Provision released in the period	(5 123)	0	0	(5 123)
As at June 30, 2005	**29 926**	**11 773**	**1 371**	**43 070**
Short-term provisions - 1st half of 2005	29 926	11 773	1 247	42 946
Long-term provisions - 1st half of 2005	0	0	124	124
Total provisions - as at June 30, 2005	**29 926**	**11 773**	**1 371**	**43 070**

Information on provisions for retirement benefits and other obligations is provided in Note 30.

Restructuring

Orbis S.A. has plans concerning the establishment, by the year 2010, of a network of economy Etap hotels comprising 23 hotels in Poland, including the construction of 15 hotels, the inclusion of one hotel under a management contract and converting 6 already existing hotels to the Etap brand.

Simultaneously, the Company is continuing its restructuring, a process which was commenced in 2004 and is scheduled for completion by the end of 2006. In this period, 4 regional centres will be established and vested with powers to manage hotels in designated regions of Poland. By June of this year, the reorganization of three regions was completed: Kraków, Wroclaw and Warsaw. It is planned to complete the process of creating regional centres by the end of 2006. Of the PLN 2,301 thousand provision for restructuring created in 2005, the amount of PLN 787 thousand has been utilized. The remaining portion of the provision is to be used by the end of 2006.

As part of its adopted strategy, the Company has been modernizing the Grand Hotel in Sopot. Modernization commenced in the 4th quarter of 2005 and is scheduled for completion in the 3rd quarter of this year. In June, a large part of the modernized hotel was made available to guests. In the first half of this year, PLN 687 thousand of the of the total provision for restructuring of PLN 781 thousand created in the preceding year was utilized, while the hotel created an additional provision of PLN 24,000. The whole provision will be utilized by the end of 2006.

In connection with the reorganization of Novotel Centrum in Warsaw, the hotel that has recently been made operational, a provision of PLN 376 thousand was created for the costs of reorganizing the food&beverage

(all amounts are quoted in PLN thousands, unless otherwise stated)

department. The reorganization was completed in 2005 and the related provision was fully utilized in January 2006.
The costs of severance payments and indemnities related to the restructuring amounted to PLN 3,327 thousand in the 1st half of 2006.

27. TRADE AND OTHER CURRENT PAYABLES

The table below presents trade payables:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Trade payables	67 931	69 094	61 450
of which: payables towards related parties	3 967	3 572	1 250
Prepaid supplies	25 342	6 456	18 998
Total trade payables	**93 273**	**75 550**	**80 448**

Other current payables comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Current payables	**46 267**	**27 151**	**48 447**
Dividends payable	15 667	0	15 666
Taxes, customs duties, social security contributions and other benefits payable	15 969	13 770	17 086
Wages and salaries payable	2 257	2 542	2 324
Deposits received	1 480	1 481	1 685
Finance lease payables	938	1 889	338
Other liabilities	9 956	7 469	11 348
Prepayments and accrued expenses	**39 631**	**25 913**	**32 416**
Accrued expenses	22 468	13 148	17 955
obligations towards employees	8 983	6 429	8 002
franchise fees	3 014	111	3 493
public law liabilities	3 906	2 452	2 091
costs of non-invoiced supplies	6 187	4 077	2 163
other	378	79	2 206
Deferred income	17 163	12 765	14 461
advances and downpayments	16 311	9 481	13 893
other	852	3 284	568
Other current payables, total	**85 898**	**53 064**	**80 863**

(all amounts are quoted in PLN thousands, unless otherwise stated)

28. FINANCE LEASE LIABILITIES OF THE LESSEE

Information on leased tangible assets is presented in Note 9 to the consolidated financial statements.

Finance lease liabilities	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Finance lease liabilities, due within:			
one year	998	1 894	338
from 1 to 5 years	3 298	923	2 319
more than 5 years	0	0	0
Total finance lease liabilities	**4 296**	**2 817**	**2 657**
Less future interest	(181)	(105)	(88)
Present value of liabilities - minimum lease payments	**4 115**	**2 712**	**2 569**

Present value of liabilities - minimum lease payments	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Structure of finance lease liabilities, due within:			
one year	938	1 889	338
from 1 year to 5 years	3 177	823	2 231
more than 5 years	0	0	0
Present value of liabilities - minimum lease payments, total	**4 115**	**2 712**	**2 569**

Operating lease liabilities presented off-balance-sheet have been described in Note 9 to the consolidated financial statements.

The long-term portion of finance lease liabilities is presented in Note 25 to the consolidated financial statements as other non-current liabilities. The short-term portion of finance lease liabilities is presented in other current liabilities (note 27).

The average effective interest rate applied to settle leases stands at approximately 11%.

29. ACCOUNTING BY LESSOR

Orbis Transport Sp. z o.o. is engaged in car leasing operations.

Gross receivables from finance leases	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Gross receivables from finance leases, due within:			
one year	15 587	10 632	5 481
from 1 to 5 years	63 598	41 660	19 256
more than 5 years	0	0	0
Gross receivables from finance leases, total	**79 185**	**52 292**	**24 737**
Less future interest (unearned finance income)	(12 349)	(8 938)	(4 631)
Net investment in finance leases	**66 836**	**43 354**	**20 106**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Structure of net investment in finance leases	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Structure of net investment in finance leases, due within:			
one year	9 802	8 281	3 618
from 1 year to 5 years	57 034	35 073	16 488
more than 5 years	0	0	0
Net investment in finance leases	**66 836**	**43 354**	**20 106**

The long-term portion of receivables from finance leases is presented in Note 16 to the consolidated financial statements as other financial assets. The short-term portion of receivables from finance leases is presented in other current receivables (note 20).

Non-guaranteed residual values to which the lessor is entitled as at 30 June 2006 amount to PLN 38,582 thousand, to PLN 22,210 thousand as at 31 December 2005, and to PLN 11,531 thousand as at 30 June 2005.

The average effective interest rate applied in lease settlements stands at approximately 11%.

30. EMPLOYEE BENEFITS

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at January 1, 2006	43 912	30 498	13 414
Interest cost	1 085	830	255
Current service cost	1 030	3 776	(2 746)
Benefits paid	(2 723)	(2 205)	(518)
Actuarial gains/losses	2 428	1 611	817
Present value of liabilities - as at June 30, 2006	**45 732**	**34 510**	**11 222**
Carrying amount of liabilities - as at June 30, 2006	**45 732**	**34 510**	**11 222**
of which:			
Carrying amount of non-current liabilities	40 148	30 492	9 656
Carrying amount of current liabilities	5 584	4 018	1 566
Total amount of future employee benefit expense recognized in the income statement	**4 543**	**6 217**	**(1 674)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at January 1, 2005	**42 644**	**32 568**	**10 076**
Interest cost	1 569	1 277	292
Current service cost	4 594	1 604	2 990
Benefits paid	(6 870)	(4 572)	(2 298)
Actuarial gains/losses	2 008	(379)	2 387
Other	(33)	0	(33)
Present value of liabilities - as at December 31, 2005	**43 912**	**30 498**	**13 414**
Carrying amount of liabilities - as at December 31,2005	**43 912**	**30 498**	**13 414**
of which:			
Carrying amount of non-current liabilities	38 387	27 868	10 519
Carrying amount of current liabilities	5 525	3 886	1 639
Total amount of future employee benefit expense recognized in the income statement	**8 171**	**2 502**	**5 669**

	Total liabilities	Jubilee awards	Retirement&disability benefit obligations
Present value of liabilities - as at January 1, 2005	**42 644**	**32 568**	**10 076**
Interest cost	948	694	255
Current service cost	3 363	1 174	2 189
Benefits paid	(987)	(580)	(407)
Actuarial gains/losses	520	(892)	1 411
Present value of liabilities - as at June 30, 2005	**46 488**	**32 964**	**13 524**
Carrying amount of liabilities - as at June 30,2005	**46 488**	**32 964**	**13 524**
of which:			
Carrying amount of non-current liabilities	40 405	29 333	11 072
Carrying amount of current liabilities	6 083	4 278	1 805
Total amount of future employee benefit expense recognized in the income statement	**4 831**	**976**	**3 855**

All the above expenses have been recognized in the income statement, as described in more detail in Note 4.2.1.

Principal actuarial assumptions are presented below:

Principal actuarial assumptions used	**2006**	**2007**	**2008**	**2009 and subs.**
- discount rate	4.94 %	4.94 %	4.94 %	4.94 %
- projected inflation	n.a	2.5 %	2.5 %	0
- projected future salary increase	n.a	1.25 %	1.25 %	1.25 % from 2016

When calculating the provision for jubilee awards and retirement benefit obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in the benefit assessment bases on the amount of the provision as at 30 June 2006.
Applying a financial discount rate of 1 percentage point lower than the adopted rate, would increase the total amount of provisions by PLN 2,525 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be PLN 2,246 thousand lower.
The sensitivity analysis of projected growths in the benefit assessment bases has shown that adopting a base of 1 percentage lower would decrease the provision by PLN 2,837 thousand, while if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 3,165 thousand.

Provision for retirement benefits and similar obligations

The amount of provisions for retirement benefits and similar obligations are measured on the basis of an actuarial valuation.

As at 30 June 2006, the amount of the provision was measured on an individual basis, separately for each employee.

The calculation of an employee provision is based on the anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards which the Company is obliged to pay under the Departmental Collective Labour Agreement. The amount which is established is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood of a given person reaching retirement age as a Company employee and the likelihood of a given person living to the date of payment of a jubilee awards were determined by using the competing risk method that takes into account the following risks:

- possibility of being dismissed,
- risk of total incapacity to work,
- risk of death.

The likelihood of an employee resigning from work of his own accord was assessed using the distribution function, taking into account statistical data of Orbis S.A. and statistical data in the possession of the actuary. The likelihood of an employee resigning from work on his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for men and women published by the Central Statistical Office as at the valuation date.

The likelihood of an employee becoming a disability pensioner was assessed on the basis of pttz2004 table through linear dependence. For a person aged 20 or below, the likelihood of occurrence of an event leading to total incapacity to work equals 5% of an appropriate coefficient from the pttz2004 table. For a person aged 60 and more, this likelihood is 105% of the appropriate coefficient from the pttz2004 table.

The financial discount rate adopted to calculate the present value of employee benefit obligations was determined at the level of 4.94%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

31. CONTINGENCIES

31.1 GUARANTEES ISSUED

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Financial terms and other remarks
		Issued by Orbis S.A.			
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. which may arise due to issue by the bank of a guarantee under framework agreement no. 5/2005 dated Dec. 6, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - asso	6 Dec. 2008	2 000	Validity date as per date of validity of declaration on submission to enforcement procedure, surety unlimited in validity
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. which may arise due to granting by the bank of an overdraft facility under agreement no. 270-1/10/RB/2005 dated Dec. 9, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - asso	8 Dec. 2008	2 000	Validity date as per date of validity of declaration on submission to enforcement procedure, surety unlimited in validity
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. which may arise due to granting by the bank of an investment credit facility under agreement no. 202-129/3/II/11/2005 dated Dec. 22, 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	31 Dec. 2012	1 000	Validity date as per date of validity of declaration on submission to enforcement procedure, surety unlimited in validity
		Issued by PBP Orbis Sp. z o.o.			
bank guarantee	PP Porty Lotnicze with corporate seat in Warsaw		18 Oct. 2006	6	
bank guarantee	PP Porty Lotnicze with corporate seat in Warsaw		19 Sep. 2006	13	
bank guarantee	Blue City Sp. z o.o.		31 Mar. 2009	10	
bank guarantee	Gullivers Travel Associates		1 Sep. 2006	15	
bill of exchange	Kredyt Bank S.A.			4 500	
bill of exchange	Polski Express Sp. z o.o of Warsaw			100	
			TOTAL	9 644	

(all amounts are quoted in PLN thousands, unless otherwise stated)

31.2. LEGAL CLAIMS

Legal claims - description	Value of the litigation	Date legal proceedings launched	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision dated 24 June, 1955 refusing to grant the former owners the right of temporary ownership of land constituting real property located in Warsaw at 29 (presently 35) Jerozolimskie avenue	unknown	Notification of the Housing and Municipal Development Office dated 18 April, 2002 on pending proceedings for declaration of invalidity of an administrative decision of 24 June, 1955.	Applicant: A.J.Blikle and H.A. Helmerson Andrzejewska Against: Minister of Infrastructure Participant: Orbis S.A.	The Voivodship Administrative Court dismissed the complaint of Orbis S.A. against the decision of the President of the Housing and Municipal Development Office which upheld the decision declaring the invalidity of the administrative decision of the Presidium of the National Council dated 24 June 1955 refusing to grant the former owner the right to temporary ownership of land located in Warsaw at 29 (presently 35) Jerozolimskie avenue. Orbis S.A. filed a last-resort (cassation) appeal against this decision with the Supreme Administrative Court, applying for revocation of the appealed judgment in full and passing the case to be re-examined. On behalf of Orbis S.A. the case is defended by the Law Office Spółka Prawnicza I & Z spółka cywilna. No new developments in the case.
Proceedings for granting the right of temporary ownership (presently: the right to perpetual usufruct of land) of land constituting real property located in Warsaw at 26 Nowogrodzka street, Land and Mortgage Register no. 1599 G.	unknown	Application dated 14 September, 1948 for granting the right of temporary ownership	Applicant: Jan and Tadeusz Sławiński (presently, the heirs: Elżbieta Sławińska and others Participant: Orbis S.A.	The Voivodship Administrative Court rendered the judgment revoking the decision of the President of the Capital City of Warsaw refusing to establish the right to perpetual usufruct of land and the decision of the Head of the Mazowsze Voivodship upholding the above-mentioned decision of the President. The President of the Capital City of Warsaw, by virtue of the decision dated 6 February 2006, once again refused to grant the legal successors of the former owner the right to perpetual usufruct of land constituting real property located at 26 Nowogrodzka street in Warsaw. As follows from a letter from the Office of the Capital City of Warsaw, the Real Property Management Office, dated 2 March 2006, sent to the attention of Orbis S.A., heirs of former owners appealed against the above-mentioned decision of the President of the Capital City of Warsaw dated 6 February 2006.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date legal proceedings launched	Parties to the proceedings	Company's stance
Proceedings for payment of remuneration for non-contractual use of the real property located in Cracow at 11 Pijarska street	PLN 1,345 thousand, incl. statutory interest from the date of the claim until the date of payment	1) S., P., G., A. Marczak - statement of claim served on Orbis S.A. in October 2003; 2) A. and M. Marczak – statement of claim served on Orbis S.A. in June 2004; 3) Irena Kuc- statement of claim served on Orbis S.A. in March 2005; 4) J.Tabor and I.Ciapala - (statement of claim served on Orbis S.A. in April 2005.	Plaintiff: S. Marczak, P. Marczak, G.Marczak, A.Marczak, M. and A. Marczak, I.Kuc, E.Ciapała, J.Tabor; The Defendant: Orbis S.A.	Orbis S.A. applied for dismissal of claims. In 2005, the Court combined the 4 statements of claim to be considered as one case no.I C 1142/03. The District Court in Kraków, by virtue of the decision dated 28 March 2006 seconded the application of the attorney of Orbis S.A. and revoked the exemption from the payment of court fees that had been granted to the plaintiffs (i.e. Stanisława Marczak, Paweł Marczak, Grzegorz Marczak, Adam Marczak, Andrzej Marczak and Irena Kuc). Following the hearing of the witnesses of the defendant, i.e. of Orbis S.A., on 26 April 2006, the trial was adjourned and no date of a subsequent trial was set due to the appeal filed by the plaintiffs against the above-mentioned decision dated 28 March 2006. The Court of Appeal dismissed the appeals against the decision of 28 March 2006 filed by the plaintiffs. The date of the trial was set for 2 August 2006. On behalf of Orbis S.A. this case is defended by attorney Janusz Nowiński.
Proceedings for reimbursement (proportionately to the held share in ownership) of necessary expenditure incurred by Orbis S.A. in respect of the tenement house at 11 Pijarska street in Cracow	PLN 1,541 thousand, incl. statutory interest from 1 December 2003	Statement of claim dated 29 November 2004	Plaintiff: Orbis S.A., Defendants: S. Marczak, P. Marczak, G. Marczak, A. Marczak, M. and A. Marczak, I. Kuc, E. Ciapała, J. Tabor	The case pending before the District Court in Bydgoszcz. The date of the subsequent hearing has not been set. As part of legal assistance, on 12 May 2006 the Court in Cracow will hear the witnesses in the case concerned. The application of Orbis S.A. for issue of a decision to secure the claim by establishment of a mandatory mortgage up to the amount of PLN 1, 541,346 on the real property located at 11 Pijarska street was seconded by the Court. Next, Orbis S.A. applied to the Court - Land and Mortgage Registry Division for entry of the mandatory mortgage in the Land and Mortgage Register. The Court dismissed the motion since the State Treasury is entered as the owner of the property in its Land and Mortgage Register, as despite having won the case for updating the Land and Mortgage Register to the current legal situation, the co-owners failed to register their ownership rights. Orbis S.A. appealed against this decision. In response to the replies of I.Kuc, E.Ciapała and J.Tabor to the statement of claim of Orbis S.A. that were sent to Orbis S.A. attorney by the Court in Bydgoszcz, Orbis S.A. sent relevant pleadings containing the stance on the plaintiffs' allegations. On behalf of Orbis S.A. this case is defended by attorney Janusz Nowiński.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date legal proceedings launched	Parties to the proceedings	Company's stance
1) Proceedings for reinstatement of parts of plots of lands nos. 185/2 and 185/3 located in Zakopane at Polana Szymoszkowa, and 2) Proceedings for declaration of invalidity – in the part related to the above plots of land – of the decision of the Head of the Nowosądeckie Voivodship granting ownership to PP Orbis.	PLN 1,697 thousand	1) Notification on the initiated proceedings dated 11 June 1996 2) Notification dated 30 June 1997 of the Housing and Municipal Development Office on the initiated administrative proceedings concerning declaration of invalidity	Applicant: H. Leśniak, B. Biernacik	1) Orbis S.A. does not accept the claims. Following numerous decisions and appeals, the files with the applicants' claimed protraction of proceedings have been returned to the Poviat Starosty in Zakopane. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.. No new information on this case. 2) Orbis S.A. defends the validity of the decision granting ownership to Orbis. Proceedings have been suspended. No new information. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.
3) Proceedings concerning the expiry of perpetual usufruct of Orbis S.A. in respect of real property located at Polana Szymoszkowa in Zakopane, marked as plots of land nos. 185/1, 185/2, 185/3 zone 75 and 203/1, 203/2 zone 96	PLN 10,508 thousand	Notification of the Head of the Regional Office in Nowy Targ dated 8 June 1995 on proceedings initiated *ex officio*		Orbis S.A. challenges the requested expiry of perpetual usufruct, which is confirmed by administrative decisions. The applicants have filed a complaint with the Supreme Administrative Court (presently the Voivodship Administrative Court) against the decision of the Head of the Małopolskie Voivodship upholding the decision of the Tatrzański Staroste discontinuing the administrative proceedings as being groundless in the case related to the termination of perpetual usufruct. A trial was held on 30 May 2006 before the Voivodship Administrative Court. On 31 May 2006, the Voivodship Administrative Court in Cracow suspended proceedings initiated by the complaint of Jan Gąsienica and Czesława Ross and Maria Walczak against the decision of the Head of Małopolskie Voivodship concerning the refusal to open proceedings concerning invalidity of the decision concerned with nationalization because of death of one of co-participants in the proceedings. On behalf of Orbis S.A. this case is defended by the Law Office Kot & Kendziorek s.c.
4) Proceedings concerning reinstatement of the real property located at Polana Szymoszkowa in Zakopane, formerly marked as a plot of land of the 1st category no. 11654/2 with an area of 10 ares and 25 sq.m. Lwh 4567	PLN 72 thousand		Applicant: J. Gąsienica Ciaptak, M. Gąsienica Ciaptak	Orbis S.A. does not see any legal grounds for seconding the claims. The proceedings have been suspended. No new information on the case. The case has been transferred to be defended by the Law Office Kot & Kendziorek s.c.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Legal claims - description	Value of the litigation	Date legal proceedings launched	Parties to the proceedings	Company's stance
Proceedings for declaration of invalidity of an administrative decision of the Presidium of the National Council of 20 December 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street, Land and Mortgage Register no. 410, with an area of 8,414 sq.m. (including 589 sq.m. held by Orbis S.A under the perpetual usufruct. – part of the access drive to the garage to Sofitel Victoria in Warsaw)	PLN 2,900 thousand	Notification of the Housing and Municipal Development Office dated 5 July 2002 on pending proceedings for declaration of invalidity	Applicant: Edward Raczyński (presently C. Raczyńska, W. Dembińska and W. Rey Against: Minister of Infrastructure Participant: Orbis S.A.	The Voivodship Administrative Court revoked the challenged decision of the Housing and Municipal Development Office and the preceding decision of the President of the Housing and Municipal Development Office which refused to declare invalidity of the administrative decision dated 20 December 1961 refusing to grant the former owner the right of temporary ownership of land constituting a real property located in Warsaw, at 5 Krakowskie Przedmieście street. No last resort (cassation) appeal has been filed against this decision with the Supreme Administrative Court. The case will be re-considered by the court of first instance. No new developments in the case.
Proceedings for invalidation of the notice of termination as a result of violation of procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and claim for compensation amounting to PLN 67,200 for termination of employment in violation of the law. Employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary (the average monthly salary of Hotel employee's amounts to approx. PLN 2,500). Presently, the employees' claims are based on Article 45 § 1 of the Labour Code.	PLN 67 thousand	from July 2005 and from the end of September 2005	Plaintiffs: approx. 130 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. applies for dismissal of all claims. To date, several dozen hearings have been held before the Regional Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into once case). Presently, approx. 75 % of the employees (plaintiffs) have withdrawn their suites and waived their claims. Additionally, the Court is reducing the number of statements of claim depending on which statement of claim filed by an employee (for determination of invalidity of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim of the employee.

32. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

32.1 INTEREST RATE RISK

Companies of the Orbis Group are exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event that a new debt is incurred or the existing debt is refinanced.

The Group does not apply hedge accounting.

32.2 CURRENCY RISK

The risk of changes in foreign exchange rates is important for the Orbis Group Companies due to:

- entering, within the scope of ordinary operating activities, into contracts related to the sale of tourist and hotel services, part of which is denominated in foreign currencies, mainly EUR; moreover, supply-related purchases may also be realized in foreign currencies,
- concluding of contracts implemented or denominated in foreign currencies, mainly EUR, within the scope of investing activities,
- drawing foreign currency borrowings or borrowings denominated in a foreign currency, mainly EUR.

The presentation and functional currency of the Parent Company and majority of its subsidiaries is the Polish zloty (PLN).
In order to reduce the risk of its currency exposure, the Group seeks first of all use the natural hedging mechanism. Furthermore, also derivative instruments, such as forwards, swaps and options, are also used for managing the risk. As at 30 June 2006 the Group did not use any derivative instruments to curb the currency risk.

The Group does not apply hedge accounting.

The Group does not use financial instruments for speculative purposes.

32.3 PRICE RISK

In its operations, the Orbis Group is exposed to the following price risk factors:

- competition – all areas of the Group's operations are highly competitive. The hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2005 thus bringing about a pressure on prices of hotel services. The travel agency market is highly fragmented resulting in high competition in the segment in particular in the area of outgoing tourism. There are numerous companies providing long and short-term car lease services. They compete on prices and range of services. Competition on international coach transport services depends on the country of destination.
- exchange rates - the EUR/PLN, USD/PLN and CHF/PLN exchange rates represent a significant factor of price risk in hotel operations, and incoming and outgoing tourism area. The low rate of exchange of EUR against the Polish currency translates into a drop in PLN-denominated revenues from hotel operations, incoming traffic and short-term car rentals and, simultaneously, enhances the attractiveness of the offer of foreign outgoing traffic.
- fuel prices – fuel prices constitute a risk factor for international passenger coach transport services.

32.4 CREDIT RISK

The credit risk to which the Group Companies are exposed may result from:

- credit resulting from the creditworthiness of financial institutions (banks, brokers) - hence cooperation with reputable financial institutions,
- creditworthiness of entities whose securities the Group invests in,
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring business partners from the point of view of their credit

(all amounts are quoted in PLN thousands, unless otherwise stated)

ratings, owing to the absence of any significant concentration of credit risk and the large share of relatively small transactions in total turnover,
- the financial standing of entities to which the companies grants loans.

To minimize this risk, the Companies cooperate with reputable banks with good financial standing and invest in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the assessment of the Group Companies, the risk related to the clients does not differ from the average credit risk on the Polish market.

32.5 LIQUIDITY RISK

The Companies hedge liquidity by making use of long-term, external long-term borrowings and credit lines on current accounts.

Temporarily available cash is invested in safe short-term debt securities and bank deposits with maturity dates ranging from 1 day to 3 months.

33. FUTURE CAPITAL COMMITMENTS

As at 30 June 2006, Orbis S.A. had commitments under contracts concluded for construction works, the supply of equipment, rebuilding of floors (storeys), performing the function of a substitute investor and preparing design documents for a total of PLN 7,764 thousand. The Company had commitments concerning the modernization of the Head Office building connected with design work and the author's supervision, modernization of elevators, repairs to floors (storeys) and the facade amounting to PLN 761 thousand. The Company's commitments on account of contracts for the preparation of a construction design, technical inspection services and performing the function of substitute investor, demolition of existing hotels and other works connected with the construction of Etap hotels amounted to PLN 67,737 thousand as at 30 June 2006.

Future capital commitments under agreements concluded in Orbis Transport Group amounted to PLN 14,993 as at 30 June 2006.

Capital commitments of Orbis Transport Sp. z o.o. related to the purchase of PKS Tarnobrzeg Sp. z o.o. and PKS Gdańsk Sp. z o.o.

The Group assumed the following commitments related to purchased companies Tarnobrzeg Sp. z o.o. (agreement dated 21 April 2004) and PKS Gdańsk Sp. z o.o. (agreement dated 7 December 2004).

In the case of PKS Tarnobrzeg, Orbis Transport has been obliged to:
- preserve the number of employees employed as at the contract date for the period of 36 months. Reduction in the number of employees by way of notice of termination may result in penalties calculated in proportion to the lowest remuneration in the national economy,

The payment of the price has been secured with a cap mortgage on the rights to perpetual usufruct of plots of land. Settlement of obligations is additionally secured by way of submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

The contract of purchase of PKS Gdańsk has obligated Orbis Transport Sp. z o.o. to:
- provide employment for all taken over employees for the period of 2 years as from the date of contract. Failure to satisfy this obligation results in the calculation of penalties in proportion to the average remuneration in the national economy,
- incur capital expenditure on property, plant and equipment in the amount of PLN 6,000, thousand until the year 2009.

The payment of the price and settlement of the remaining obligations have been secured by way of an ordinary combined mortgage established on the rights to perpetual usufruct of plots of land and ownership title to buildings as well as submitting to enforcement procedures pursuant to Article 777 §1 point 5 of the Code of Civil Procedures.

(all amounts are quoted in PLN thousands, unless otherwise stated)

34. RELATED PARTY DISCLOSURES (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Group include members of the managing and supervising staff and close members of their families, non-consolidated subsidiaries and associates listed in Note 1.4.2 and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements of the Group, the following major related party transactions were executed:

- with Société d'Exploitation HOTEK POLSKA Sp. z o.o. (company related to Accor S.A.) - revenues of PLN 1,183 thousand, including revenues from the management contract in the amount of PLN 1,153 thousand and expenses of PLN 6,699 thousand, including licence fee in the amount of PLN 3,750 thousand in respect of Société d'Exploitation HOTEK POLSKA Sp. z o.o.. As at 30 June 2005 revenues totalled PLN 365 thousand, including revenues from the management contract in the amount of PLN 363 thousand, whereas the expenses PLN 3,412 thousand, including licence fee of PLN 3365. As at 30 June 2006 receivables on account of these transactions amounted to PLN 417 thousand, whereas as at 30 June 2005 – to PLN 277 thousand. The liabilities totalled PLN 3,9445 thousand and PLN 369 thousand, respectively.
- with Accor Centres de Contacts Clients (company related to Accor S.A.) – in the 1st half of 2006 costs of access to the reservation services system totalled PLN 757 thousand and PLN 124 thousand in the 1st half of 2005. As at 30 June 2006 the Companies did not have any liabilities in respect of Accor Centres de Contacts Clients, whereas as at 30 June 2005 the liabilities on account of this transaction equalled PLN 124 thousand.

No transactions involving transfer of rights and obligations, either free of charge or for a consideration, were executed between the Group and related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.,
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Boards of Orbis S.A., its subsidiaries and associates,
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Boards of Orbis S.A., its subsidiaries and associates.

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.1 REMUNERATION OF THE MEMBERS OF THE ISSUER'S GOVERNING BODIES

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Wages, salaries and other short-term benefits	1 724	5 478	1 955
Benefits after employment	245	279	137
Benefits for termination of employment	705	0	0
Total receivables	**2 674**	**5 757**	**2 092**

The notes below relate to transactions/balances with non-consolidated subsidiaries, associates and the companies of the Accor Group.

34.2 SALES OF GOODS AND SERVICES

	6 months ended 30 June 2006	6 months ended 30 June 2005
Net sales of services		
- to the companies of the Accor Group	1 119	403
- to subsidiaries	1 863	632
- to associates	2 133	3 116
Total sales	**5 115**	**4 151**

34.3 PURCHASES OF GOODS AND SERVICES

	6 months ended 30 June 2006	6 months ended 30 June 2005
Purchases of services		
- from the companies of the Accor Group	7 270	1 975
- from subsidiaries	362	873
- from associates	15	2
Total purchases of goods and services	**7 647**	**2 850**

(all amounts are quoted in PLN thousands, unless otherwise stated)

34.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Trade receivables	**1 135**	**554**	**1 002**
- from the companies of the Accor Group	418	490	310
- from subsidiaries	676	8	574
- from associates	41	56	118
Other receivables	**242**	**242**	**1 056**
- from subsidiaries	0	0	114
- from associates	242	242	942
Total receivables	**1 377**	**796**	**2 058**
Trade payables	**3 967**	**3 572**	**1 250**
- from the companies of the Accor Group	3 967	3 572	667
- from subsidiaries	0	0	71
- from associates	0	0	512
Total payables	**3 967**	**3 572**	**1 250**

No impairment of receivables is recognized in the period under analysis.

35. POST BALANCE SHEET EVENTS

No events took place after the balance sheet date which might have a significant influence on the results presented for the 1st half of 2006 and which were not included in the financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

36. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance sheet change in their balance.

	6 months ended 30 June 2006	6 months ended 30 June 2005
Balance sheet change in receivables and prepayments	(86 885)	(52 025)
loan set-off	(7)	(135)
change of prepayments for fixed assets under construction	17 699	1 116
Change in the cash flow statement	(69 193)	(51 044)
Balance sheet change in current liabilities	50 557	52 232
dividend to be paid	(15 667)	(15 667)
capital commitments	(6 004)	7 058
other	(195)	263
Change in the cash flow statement	28 691	43 886
Other adjustments	22 386	15 304
revaluation of tangible assets	0	(960)
commission on bank borrowings - settlement	281	752
valuation of investments	(53)	195
adjustment of SWAP financial instrument settlement	0	982
result on the operation of exchange bureaus	(482)	(542)
opening balance of Orbis Kontrakty	1 525	0
other	21 115	14 877
Chance in the cash flow statement	22 386	15 304

37. SEASONAL SALES

Annual sales of the Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is a consecutive, second quarter in terms of share in sales.

38. OTHER INFORMATION

In July 2006, a tax inspection was performed in Orbis Transport Sp. z o.o. by the First Mazowsze Tax Office in Warsaw to review the correctness of settlements with the state budget in respect of value added tax (VAT) for January 2006 in connection with recording a VAT reimbursement for the said month. The inspection revealed insignificant shifts in the recognition of items in VAT registers between the months of January and February of 2006.

Tax authorities may inspect books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax together with penalties and interest. In the opinion of the Management Board, there are no circumstances which would indicate the existence of significant liabilities in this respect.

The Interim Stand-alone Condensed Financial Statements of Orbis S.A. for the Period from 1 January to 30 June 2006

Warsaw, 28 September 2006

TABLE OF CONTENTS

BALANCE SHEET

as at 30 June 2006

Assets	Note	balance as at 30 June 2006 '000 PLN	balance as at 31 December 2005 '000 PLN	balance as at 30 June 2005 '000 PLN
Fixed assets		**1 986 943**	**1 967 011**	**1 899 355**
Tangible fixed assets	9	1 464 038	1 447 888	1 362 700
Intangible assets	10	1 461	1 996	1 908
Investment in subsidiaries and associates	11, 12, 13	470 085	470 085	470 085
Financial assets held for trading	16	31	31	31
Other financial assets	17	121	242	364
Investment property	18	42 531	43 184	44 142
Other long-term investments	19	552	552	649
Deferred income tax assets	5	8 124	3 033	19 476
Current assets		**185 599**	**136 106**	**188 864**
Inventories	20	5 916	5 695	7 345
Trade receivables	21	30 405	17 364	27 985
Income tax receivables		0	4 770	1 452
Other short-term receivables	21	111 349	52 075	78 034
Financial assets at fair value through profit or loss	22	21 469	19 959	59 226
Cash and cash equivalents	23	16 460	36 243	14 822
Total assets		**2 172 542**	**2 103 117**	**2 088 219**

BALANCE SHEET, continued

as at 30 June 2006

Shareholders Equity and Liabilities		balance as at 30 June 2006	balance as at 31 December 2005	balance as at 30 June 2005
		'000 PLN	'000 PLN	'000 PLN
Shareholders' equity	24	**1 604 048**	**1 606 344**	**1 537 851**
Share capital		517 754	517 754	517 754
Other capital		133 333	133 333	133 411
Retained profits		952 961	955 257	886 686
Non current liabilities		**298 448**	**267 342**	**312 371**
Loans and borrowings	25	264 385	234 717	252 940
Other non current liabilities	26	0	0	24 392
Provision for pension and similar benefits	29	34 063	32 374	34 955
Provisions for liabilities	27	0	251	84
Current liabilities		**270 046**	**229 431**	**237 997**
Loans and borrowings - current	25	60 956	40 835	2 416
Trade liabilities	28	26 446	37 294	21 638
Income tax liabilities	5	4 517	0	0
Other current liabilities, of which:	28	171 674	143 131	167 928
- liabilities to subsidiaries related to debt securities issued		110 427	110 518	110 698
Provision for pension and similar benefits	29	4 794	4 383	4 446
Provisions for liabilities	27	1 659	3 788	41 569
Total equity and liabilities		**2 172 542**	**2 103 117**	**2 088 219**

INCOME STATEMENT

for 6 months ended on 30 June 2006

	Note	6 months ended on 30 June 2006	6 months ended on 30 June 2005
		'000 PLN	'000 PLN
Net sales of services	4.1	270 682	281 865
Net sales of other products, merchandise and raw materials	4.1	256	2 004
Cost of services, products, merchandise and raw materials sold	4.2	(205 401)	(215 263)
Gross profit on sales		65 537	68 606
Other operating income	4.1	28 071	36 566
Distribution & marketing expenses	4.2	(16 860)	(18 438)
Overheads & administrative expenses	4.2	(49 220)	(50 123)
Other operating expenses	4.3	(4 845)	(11 982)
Net impairment reversal	4.1	0	0
Operating profit		22 683	24 629
Profit on sale of part or total holdings in subordinated entities	13	0	13
Financial income	4.4	536	1 026
Financial expenses	4.4	(9 910)	(11 057)
Share in net profits of subsidiaries, affiliates and associated companies	11	0	0
Profit before tax		13 309	14 611
Corporate income tax	5	(62)	1 250
Net profit on continuing operations		13 371	13 361
Discontinued operations	6	0	0
Loss on discontinued operations		0	0
Net profit for the financial year		13 371	13 361
Earnings per ordinary share (in PLN)			
Basic/diluted earnings per share attributable to the equity holders of the Company		0,29	0,29

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

for 6 months ended on 30 June 2006

	Note	Share Capital	Other Capital	Retained Profits	Total
		'000 PLN	'000 PLN	'000 PLN	'000 PLN
Twelve months ended on 31 December 2005					
Balance as at 1 January 2005		517 754	133 411	888 991	1 540 156
- profit for the financial year		0	0	81 932	81 932
- sale of long-term investment		0	(78)	0	(78)
Total recognised income		0	(78)	81 932	81 854
- dividends		0	0	(15 666)	(15 666)
Balance as at 31 December 2005		517 754	133 333	955 257	1 606 344
Six months ended on 30 June 2005					
Balance as at 1 January 2005		517 754	133 411	888 991	1 540 156
- profit for the period		0	0	13 361	13 361
Total recognised income		0	0	13 361	13 361
- dividends		0	0	(15 666)	(15 666)
Balance as at 30 June 2005		517 754	133 411	886 686	1 537 851
Six months ended on 30 June 2006					
Balance as at 1 January 2006		517 754	133 333	955 257	1 606 344
- profit for the period		0	0	13 371	13 371
Total recognised income		0	0	13 371	13 371
- dividends		0	0	(15 667)	(15 667)
Balance as at 30 June 2006	24	517 754	133 333	952 961	1 604 048

CASH FLOW STATEMENT

for 6 months ended on 30 June 2006

	Note	6 months ended on 30 June 2006	6 months ended on 30 June 2005
		'000 PLN	'000 PLN
OPERATING ACTIVITY			
Gross profit		**13 309**	**14 611**
Adjustments:		**(1 241)**	**31 544**
Depreciation and amortization	4.2	51 747	49 641
Gain on foreign exchange differences		0	(2 427)
Interest	4.1	(13 309)	(13 902)
Profit (loss) on investing activity		292	(2 111)
Change in receivables and deferred and accrued expenses	21	(35 587)	(22 673)
Change in current liabilities, excluding loans and borrowings	28	(3 884)	14 085
Change in provisions	27	(280)	6 835
Change in inventories	20	(221)	1 132
Other adjustments	35	1	964
Cash from operating activity		**12 068**	**46 155**
Income tax (paid)/reimbursed		221	(3 135)
Net cash flow from operating activity		**12 289**	**43 020**
INVESTING ACTIVITY			
Sale of tangible fixed assets and intangible assets		492	4 252
Sale of shares in related entities		0	2 015
Sale of short-term securities		141 715	214 040
Interests income		931	1 133
Dividends and share in profits		21 376	0
Repayment of loans granted		8	2 776
Expenditure on tangible fixed assets and intangibles		(79 328)	(21 894)
Expenditure on purchase of related entities		0	(80)
Expenditure on purchase of short-term securities		(143 064)	(221 854)
Granting of loans		(14 000)	(12 514)
Net cash flow from investing activity		**(71 870)**	**(32 126)**
FINANCING ACTIVITY			
Loans and borrowings obtained		49 747	0
Repayment of loans and borrowings		(322)	(201)
Payment of interest		(9 627)	(6 845)
Other financial expenditure		0	(579)
Net cash flow from financing activity		**39 798**	**(7 625)**
Change in cash and cash equivalents		**(19 783)**	**3 269**
Cash and cash equivalents at the beginning of period		**36 243**	**11 553**
Cash and cash equivalents at the end of period		**16 460**	**14 822**

1. BACKGROUND

1.1 GENERAL INFORMATION

The attached financial statements present the financial data of Orbis S.A. (hereinafter the "Company") with its corporate seat in Warsaw, at ul. Bracka 16, 00-028 Warsaw, Poland, entered into the Register of Businesses maintained by the District Court in Warsaw, 12th Business Department of the National Court Register with the number KRS 22622. According to the Polish Classification of Business Activity [PKD], the Company's business operations are classified under section H, item 5510Z. In accordance with the classification of the Warsaw Stock Exchange, the Company's operations are classified as miscellaneous services. Orbis S.A. is Poland's largest hotel company employing over 4,000 people and operating a network of 49 hotels (9,311 rooms) in 29 major cities, towns and resorts in Poland. The Company's hotels operate under the Sofitel, Novotel, Mercure, Holiday Inn and Orbis Hotels brands.

These financial statements relate to a single business entity. The Company prepares the consolidated financial statements for the Group which are published separately.

The items included in the financial statements of the Company are recognized in the currency of the primary economic environment in which the Company operates (the "functional currency"). The financial statements are presented in Polish zloty (PLN) which is the presentation and functional currency of the Company.
All financial figures are quoted in PLN thousands, unless otherwise stated.

1.2 STATEMENT OF COMPLIANCE

On 10 February 2005 the Extraordinary General Meeting of Orbis S.A. Shareholders was held. The General Meeting passed a resolution on preparing the financial statements of Orbis S.A. in accordance with International Financial Reporting Standards (IFRS) as from 1 January 2005.

The attached financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union, related to interim reporting (IAS 34).

With regards to accounting for the acquired rights to perpetual usufruct of land, the Company's Management Board has looked into various interpretations of IAS 17 available on the market and concluded that the rights to perpetual usufruct of land acquired as a result of an administrative decision should be recognized in the balance sheet in amounts resulting from an independent valuation.

The land constitutes part of the Company's hotel properties (i.e. cash generating units) since it helps to generate the hotels' results and cash flows. Hence, the land constitutes part of the fair value of real estate.

Some of the rights to perpetual usufruct of land have been purchased by the Companies and initially recognized at purchase price (at market value). Other rights were received from the state as part of the hotel properties. At the purchase date, the Company did not divide the value of received properties into components but presented the entire amount under the item "buildings and structures" in tangible assets and applied the depreciation rate corresponding to the useful life of the building.

It cannot be stated that the rights to perpetual usufruct of land were transferred to Orbis S.A. free of charge but it can be stated that it was not possible to determine the value of land contained in the aggregate price as being equal to the value of shares issued by Orbis S.A. and transferred to the state in exchange for the assets. The reason for this was also because there was no active market for this type of asset at that time.

The value of the acquired rights to perpetual usufruct of land, recognized in the balance sheet in 2004 amounted to PLN 403,319 thousand as at 30 June 2005, and to PLN 393,955 thousand as at 31 December 2005, and PLN 391,678 thousand as at 30 June 2006.

Since no initial breakdown into components was made due to lack of appropriate data, as at 1 January 2004 the Company applied the replacement cost method to value the buildings and divide them into components. The established replacement cost of the building does not include the value of land.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Once the value of buildings was adjusted to the replacement cost and following the breakdown of buildings into particular components, the Company also added the value of the right to perpetual usufruct of land.
Since the historical value of the building was replaced with the value determined at replacement cost less the value of rights to perpetual usufruct of land, the rights to perpetual usufruct of land, constituting a part of the acquired value, were effectively eliminated from the balance sheet.
This value was added to the assets as a separate element at the value resulting from the valuation by a property valuation expert as at 1 January 2004.

1.3 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The abridged financial statements present the balance sheet data as at 30 June 2006 and comparative figures as at 31 December 2005 as well as 30 June 2005, a statement of changes in equity for the 1st half of 2006 and 2005 and for the 1st half of 2005, an income statement and cash flow statement covering data for the 1st half of 2006 and the comparative figures for the 1st half of 2005, and explanatory notes to the above mentioned financial statements.

The financial statements have been prepared on the assumption that Orbis S.A. will continue as a going concern. In the opinion of the Management Board of Orbis S.A., as at the date of these financial statements, there are no circumstances which would indicate a threat to the continuation of the Company's operations in the foreseeable future.

These financial statements were signed by the Management Board on 28 September 2006.

The Company prepares the Interim consolidated financial statements of the Orbis Group in accordance with IFRS as adopted by the European Union. The Interim consolidated financial statements are available at www.orbis.pl/ir. The stand-alone financial statements should be read together with the Interim consolidated financial statements of the Orbis Group for the period from 1 January to 30 June 2006 in order to gain a comprehensive insight into the financial standing and financial results of the Group as whole.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2. APPLIED ACCOUNTING POLICIES AND CHANGES THERETO

The accounting policies of Orbis S.A. have been fully disclosed in point 2.1 of the notes to the Interim consolidated financial statements of the Orbis Group prepared as at 30 June 2006. The accounting policies and methods of computation of Orbis S.A. remain unchanged since the recent annual financial statements.

Instead of the policies presented in points 1 – 3 of the Interim consolidated financial statements, the following items are presented in the stand-alone financial statements of Orbis S.A.:

Interests in subsidiaries and associates:

Interests or shares in subsidiaries and associates of Orbis S.A. are stated at cost (purchase price) less impairment.

Changes in the value of the presented interests due to impairment are stated directly in the financial result, under the "Finance income/cost" line.

2.1 CRITICAL ESTIMATES AND JUDGMENTS

Critical estimates and assumptions are described in note 2.4 to the Interim consolidated financial statements.

2.2 CHANGES TO ACCOUNTING POLICIES

The differences between the data presented in these financial statements, as comparative data, and the abridged stand-alone financial statements for the 1st half of 2005, result primarily from the change introduced by the Company in the method of valuing property, plant and equipment as at the date of transition to IFRS i.e. on 1 January 2004.

In particular, the differences between the data presented in the financial statements for the 1st half of 2005 and the comparative figures disclosed herein result from:

1. The valuation of property, plant and equipment – in the course of preparation of the financial statements for the 1st half of 2005, the Company did not have the relevant figures and did not divide the value of the acquired real properties into components, but presented their total value under the "Buildings and structures" line of tangible assets and depreciated them at a rate corresponding to the useful life of the building.

Currently, the comparative data for the 1st half of 2005 has been adjusted, which better presents the actual standing of the Company. Orbis S.A. applied the depreciated replacement cost method to fair value of buildings and divide them into components on the date of transition to IFRS. This change reduced the net profit for first half of 2005 by PLN 10,381 thousand.

2. Offsetting deferred income tax assets and provisions – in the financial statements for the 1st half of 2005, the Company presented deferred income tax assets and provisions separately, but presently the Company offsets these items, as required under IAS 12.

3. The assets and liabilities of the Company Social Benefits' Fund – in the financial statements for the 1st half of 2005, the Company recognized the assets and liabilities of the Company Social Benefits' Fund, whereas in accordance with the currently effective accounting policy, these items are excluded from the Company's assets and liabilities.

4. Provisions for jubilee awards and retirement bonuses – in the financial statements for the 1st half of 2005, these items were recognized under the "Other operating expenses" line of the income statement, currently they are presented under the 'Administrative expenses" line.

5. Holiday pay accrual – in the financial statements for the 1st half of 2005, this item was presented under the "Administrative expenses" line of the income statement, while currently it is charged to payroll & related expenses and is presented under the "Cost of goods sold", "Selling and marketing costs" and "Administrative expenses" lines, respectively.

In the Company's opinion, the above changes have contributed to a better presentation of the Company's financial position.

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.3.1 RECONCILIATION OF THE BALANCE SHEET AS AT 30 JUNE 2005

Assets	Data published in financial statements as at 30 June 2005	Effect of changes of accounting policy	Data presented as comparable data
Non-current assets	**1 995 176**	**(95 821)**	**1 899 355**
Property, plant and equipment	1 399 646	(36 946)	1 362 700
Intangible assets, of which:	1 908		1 908
Investments in subsidiaries, affiliates and associates	470 085		470 085
Available-for-sale financial assets	31		31
Other financial assets	364		364
Investment property	44 106	36	44 142
Other long-term investments	649		649
Deferred income tax assets	78 387	(58 911)	19 476
Current assets	**191 397**	**(2 533)**	**188 864**
Inventories	7 440	(95)	7 345
Trade receivables	27 947	38	27 985
Income tax receivables	1 452		1 452
Other current receivables	76 628	1 406	78 034
Financial assets at fair value through profit or loss	59 226		59 226
Cash and cash equivalents	18 704	(3 882)	14 822
Total Assets	**2 186 573**	**(98 354)**	**2 088 219**

Equity and liabilities	Data published in financial statements as at 30 June 2005	Effect of changes of accounting policy	Data presented as comparable data
Equity	**1 560 386**	**(22 535)**	**1 537 851**
Share capital	517 754		517 754
Other capital	133 411		133 411
Retained earnings	909 221	(22 535)	886 686
Non-current liabilities	**378 142**	**(65 771)**	**312 371**
Credits and borrowings	252 940		252 940
Deferred income tax provision	65 774	(65 774)	0
Other non-current liabilities	24 392		24 392
Provision for retirement benefits and similar obligations	34 955		34 955
Provisions for liabilities	81	3	84
Current liabilities	**248 045**	**(10 048)**	**237 997**
Credits and borrowings - current portion	2 416		2 416
Trade payables	21 032	606	21 638
Income tax liabilities	0		0
Other current liabilities	177 514	(9 586)	167 928
- liabilities to subsidiaries related to debt securities issued		110 698	110 698
Provision for retirement benefit and other obligations	4 446		4 446
Provisions for liabilities	42 637	(1 068)	41 569
Total equity and liabilities	**2 186 573**	**(98 354)**	**2 088 219**

(all amounts are quoted in PLN thousands, unless otherwise stated)

2.3.2 RECONCILIATION OF THE FINANCIAL RESULT FOR THE FIRST HALF OF 2005

	Data published in financial statements as at 30 June 2005	Effect of changes of accounting policy	Data presented as comparable data
Net sales of services	281 865		281 865
Net sales of other products, merchandise and raw materials	2 004		2 004
Cost of goods and services sold	(200 796)	(14 467)	(215 263)
Gross profit (loss) on sales	**83 073**	**(14 467)**	**68 606**
Other operating income	36 949	(383)	36 566
Selling costs	(17 998)	(440)	(18 438)
Administrative expenses	(42 902)	(7 221)	(50 123)
Other operating expenses	(21 161)	9 179	(11 982)
Net impairment reversal	0		0
Profit (loss) from operating activities	**37 961**	**(13 332)**	**24 629**
Profit (loss) on sale of all or part of interests in subsidiaries	13		13
Other finance income	2 361	(1 335)	1 026
Finance costs	(12 801)	1 744	(11 057)
Profit (loss) before tax	**27 534**	**(12 923)**	**14 611**
Income tax	(3 792)	2 542	(1 250)
Net profit (loss) from continuing operations	**23 742**	**(10 381)**	**13 361**
Discontinued operations			
Loss on discontinued operations	0		0
Net profit (loss) for the financial year	**23 742**	**(10 381)**	**13 361**

2.3 NEW ACCOUNTING STANDARDS AND IFRIC INTERPRETATIONS

The Management Board's standpoint in respect of the published accounting standards is presented in note 2.3 to the Interim consolidated financial statements.

3. OPERATING SEGMENTS

Orbis S.A has adopted reporting by business segments as its primary segment reporting format, and reporting by geographical segments as its secondary segment reporting format.

The Company's operations fall within one business segment – hotels & restaurants – provision of hotel and catering services including ancillary services.

Business segments have been identified based on the Company's core business operations, according to the Polish Classification of Business Activity (PKD).

The division into geographical segments is based on the criterion of location of points where services are provided and assets located, whereby the company applies the division into operational regions used in internal reporting.

3.1 PRIMARY REPORTING FORMAT - BUSINESS SEGMENTS

The tables below present data related to revenues, expenses and profits as well as selected assets and liabilities of the "Hotels & Restaurants" business segment as at 30 June, 2006 and June 30, 2005.

The unallocated corporate expenses and revenues concern those aspects of the Company's operations that are not related to hotel activities. They comprise finance expenses and income (including costs of bank borrowings, valuation of derivative instruments, and exchange differences on liabilities in foreign currencies) and dividends received and interest on loans granted.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables and cash. They exclude investments in subsidiaries, affiliates and associates, other investments, financial assets and investment property.

All liabilities relate to the "Hotels & Restaurants" segment.

Data for the 1st half of 2006:

Revenues and expenses broken down by business segments are as follows:

	Business segments	Corporate activities	
	Hotels & restaurants	Non-attributable to segments	Total value
Segment's revenues, of which:	**270 938**	**0**	**270 938**
- sales to external clients	270 938	0	270 938
Segment's expenses, of which:	**(222 261)**	**(49 220)**	**(271 481)**
- sales to external clients	(222 261)	(49 220)	(271 481)
Segment result/gross result	**48 677**	**(49 220)**	**(543)**
Other income		28 607	28 607
Other expenses		(14 755)	(14 755)
Income tax		62	62
Net profit for the financial year			**13 371**
EBITDA	100 424		74 430

The table below presents business segment assets and liabilities:

	Business segments	Corporate activities	
	Hotels & restaurants	Non-attributable to segments	Total value
Assets	**1 560 604**	**611 938**	**2 172 542**
Gross value of additions of intangible assets in the period	408	0	408
Gross value of additions of tangible assets in the period	72 443	0	72 443
Capital expenditure	69 255	0	69 255
Amortization/depreciation	(51 747)	0	(51 747)
Liabilities	**568 494**		**568 494**

Data for 2005:

Revenues and expenses broken down by business segments are as follows:

	Business segments	Corporate activities	
	Hotels & restaurants	Non-attributable to segments	Total value
Segment's revenues, of which:	**574 650**	**0**	**574 650**
- sales to external clients	574 650	0	574 650
Segment's expenses, of which:	**(473 797)**	**(93 698)**	**(567 495)**
- sales to external clients	(473 797)	(93 698)	(567 495)
Segment result/gross result	**100 853**	**(93 698)**	**7 155**
Other income		134 574	134 574
Other expenses		(41 978)	(41 978)
Income tax		(17 819)	(17 819)
Net profit for the financial year			**81 932**
EBITDA	201 586		218 152

(all amounts are quoted in PLN thousands, unless otherwise stated)

The table below presents business segment assets and liabilities:

	Business segments	Corporate activities	
	Hotels & restaurants	Non-attributable to segments	Total value
Assets	**1 582 695**	**520 422**	**2 103 117**
Gross value of additions of intangible assets in the period	1 250	0	1 250
Gross value of additions of tangible assets in the period	20 541	0	20 541
Capital expenditure	91 892	0	91 892
Amortization/depreciation	(100 733)	0	(100 733)
Revaluation of non-financial non-current assets	67 429	0	67 429
Liabilities	**496 773**	**0**	**496 773**

Data for the 1st half of 2005

Revenues and expenses broken down by business segments are as follows:

	Business segments	Corporate activities	
	Hotels & restaurants	Non-attributable to segments	Total value
Segment's revenues, of which:	**283 869**	**0**	**283 869**
- sales to external clients	283 869	0	283 869
Segment's expenses, of which:	**(233 701)**	**(50 123)**	**(283 824)**
- sales to external clients	(233 701)	(50 123)	(283 824)
Segment result/gross result	**50 168**	**(50 123)**	**45**
Other income		37 605	37 605
Other expenses		(23 039)	(23 039)
Income tax		(1 250)	(1 250)
Net profit for the financial year			**13 361**
EBITDA	99 809		74 270

The table below presents business segment assets and liabilities:

	Business segments	Corporate activities	
	Hotels & restaurants	Non-attributable to segments	Total value
Assets	**1 439 541**	**648 678**	**2 088 219**
Gross value of additions of intangible assets in the period	326	0	326
Gross value of additions of tangible assets in the period	8 299	0	8 299
Capital expenditure	14 846	0	14 846
Amortization/depreciation	(49 640)	0	(49 640)
Liabilities	**550 368**		**550 368**

(all amounts are quoted in PLN thousands, unless otherwise stated)

4. INCOME AND EXPENSE

4.1 OPERATING INCOME

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Net sales of products	270 682	281 865
of which: to related parties	14 142	15 324
Net sales of other products, merchandise and raw materials	256	2 004
Net sales of products, merchandise and raw materials	**270 938**	**283 869**
Profit on disposal of non-financial non-current assets	378	901
Profit on disposal of other assets	135	1 228
Dividends and share of profits *)	22 243	20 502
Interest income on loans granted and receivables	974	869
Other operating income, of which:	4 341	13 066
release of provisions, of which:	733	8 919
- provision for court litigation (Note 27)	0	5 073
- accrued expenses	733	1 461
income from non-financial investments	749	887
indemnities received	127	727
income from trademarks	924	811
no-show penalties	218	173
other	1 590	1 549
Other operating income, total	**28 071**	**36 566**

*) As at 30 June 2006, the Company recognized income from dividends from Hekon – Hotele Ekonomiczne S.A. amounting to PLN 21,376 thousand and from Orbis Kontrakty Sp. z o.o. amounting to PLN 867 thousand.

In the current period the Company did not recognize, reverse ore use any impairment of non-financial non-current assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.2 EXPENSES BY TYPE

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Depreciation and amortization	51 747	49 640
Raw materials and energy used	48 948	50 789
External services	56 972	56 625
Fees and taxes	13 065	13 281
Employee benefit expenses	92 389	104 184
Other expenses by type (for)	8 162	8 794
- fees for affiliation with hotel systems	5 333	5 225
- business trips	695	667
- insurance premiums	759	1 006
- impairment on receivables	304	1 064
- other	1 071	832
Total expenses by type	**271 283**	**283 313**
Selling and marketing expenses (negative value)	(16 860)	(18 438)
Administrative expenses (negative value)	(49 220)	(50 123)
Costs of manufacture of products sold	**205 203**	**214 752**
Value of merchandise and raw materials sold	198	511
Cost of goods sold	**205 401**	**215 263**

4.2.1 Employee benefit expenses

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Wages and salaries	63 461	70 985
Provision for holidays	2 729	3 792
Provision for wages, salaries and similar	8 641	9 817
Provision for jubilee awards and retirement benefit obligations	4 222	4 454
Employee benefits	13 336	15 136
Total costs of employee benefits	**92 389**	**104 184**

The provision for jubilee awards and retirement bonuses are presented in the income statement under "Overheads & administrative expenses", while provisions for holidays are presented under "Cost of services, products, merchandise and raw materials sold", "Distribution & marketing expenses" and "Overheads & administrative expenses".

(all amounts are quoted in PLN thousands, unless otherwise stated)

4.3 OTHER OPERATING EXPENSES

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Provisions created for employment restructuring (Note 27)	(24)	(8 803)
Provisions created for court litigation (Note 27)	0	(792)
Costs of non-financial long-term investments	(378)	(514)
Staff costs	(1 923)	(543)
Exchange differences	(232)	0
Costs of liquidation of assets	(968)	0
Indemnities, penalties, fines paid	(28)	(170)
Donations	(191)	(116)
Other	(1 101)	(1 044)
Other operating expenses, total	**(4 845)**	**(11 982)**

4.4 FINANCE INCOME AND EXPENSES

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Interest income	453	235
Revaluation of financial assets at fair value through profit or loss	2	310
Other finance income	81	481
Other finance income, total	**536**	**1 026**
Financial costs related to interest on loans and borrowings	(9 628)	(7 452)
Revaluation of financial assets at fair value through profit or loss	0	(195)
Foreign exchange gains	0	1 953
Other finance expenses, of which:	(282)	(5 363)
valuation of SWAP financial instrument	0	(982)
result on settlement of SWAP transaction	0	(4 374)
other	(282)	(7)
Total finance expenses	**(9 910)**	**(11 057)**

(all amounts are quoted in PLN thousands, unless otherwise stated)

5. CURRENT AND DEFERRED INCOME TAX

Major components of tax charges are as follows:

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Current income tax	**(5 029)**	**(6 363)**
- current income tax charge	(5 029)	(6 363)
Deferred income tax	**5 091**	**5 113**
- related to the recognition and reversal of temporary differences	5 091	5 113
Tax charge in the income statement	**62**	**(1 250)**

5.1 RECONCILIATION OF INCOME TAX IN THE INCOME STATEMENT WITH THE FINANCIAL RESULT

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Profit before tax	**13 309**	**14 611**
Tax calculated at the statutory rate of 19% (2005:19%)	(2 529)	(2 776)
Dividends received	4 226	3 895
Income not subject to tax and expenses not deductible for tax purposes	(1 635)	(2 369)
Tax charge at the effective tax rate	**62**	**(1 250)**
Income tax recognized in the income statement	**62**	**(1 250)**

On 23 January 2006, Monitor Sądowy i Gospodarczy no. 16 published a notification on the registration of the ORBIS Tax Group. On 28 September 2005, Orbis S.A. together with the companies Hekon Hotele Ekonomiczne S.A., Polskie Biuro Podróży Orbis Sp. z o.o. and WT Wilkasy Sp. z o.o. concluded an agreement on the establishment of the Tax Group which was registered in the Tax Office. The provisions of the agreement will bind the parties to this agreement until 31 December 2008. As regards the obligations arising from tax regulations, the Tax Group is represented by Orbis S.A. The objective underlying the establishment of the Tax Group is to streamline the settlements of income tax.

5.2. THE DEFERRED INCOME TAX RESULTS FROM THE FOLLOWING TEMPORARY DIFFERENCES

	As at 30 June 2006	As at 31 Dec 2005	As at 30 June 2005
Deferred income tax assets, of which:	**13 226**	**11 857**	**26 732**
Recognised in financial result	13 226	11 857	26 732
- temporary difference between tax and book value of tangible assets	0	0	1 460
- revaluation of receivables	463	453	433
- revaluation of interests in related parties	503	503	503
- valuation of financial instruments	0	0	4 635
- unpaid interest	354	313	533
- provisions	11 388	9 690	18 600
- initial fee for affiliation with Accor	518	542	568
- unpaid wages and salaries	0	356	0
Deferred income tax provisions, of which:	**5 102**	**8 824**	**7 256**
Recognised in financial result	5 011	8 733	7 165
- temporary difference between tax and book value of tangible assets	4 959	8 554	0
- unrealised foreign exchange differences	0	0	6 921
- other	52	179	244
Recognised in equity	91	91	91
- long-term investments	91	91	91
Deferred income tax assets net	**8 124**	**3 033**	**19 476**

(all amounts are quoted in PLN thousands, unless otherwise stated)

6. DISCONTINUED OPERATIONS

The Company did not take the decision to discontinue operations and designate non-current assets for sale.

7. EARNINGS PER SHARE

Earnings per ordinary share are calculated by dividing the net profit for the financial year by the weighted average number of ordinary shares issued during the financial year.

There were no factors in the reporting period nor in the comparative periods which would result in the dilution of earnings per share.

Figures related to earnings and shares which were used to calculate the basic earnings per share are presented below:

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Basic net profit for the 1st half of the year	13 371	13 361
Weighted average number of ordinary shares issued	46 077	46 077
Earnings per share	**0,29**	**0,29**

8. DIVIDEND PAID AND PROPOSED FOR PAYMENT

The dividend paid by Orbis S.A. in 2005 for the year ended 31 December 2004 amounted to PLN 15,666 thousand (PLN 0.34 per share). The dividend date was set for 20 July 2005; and the dividend payment date for 9 August 2005.

On 28 June 2006, the General Meeting of Shareholders approved the distribution of dividend for the year ended 31 December 2005 in the amount of PLN 15,667 thousand (PLN 0.34 per share). The dividend date was set for 8 August 2006; and the dividend payment date for 25 August 2006.

(all amounts are quoted in PLN thousands, unless otherwise stated)

9. PROPERTY, PLANT AND EQUIPMENT

The following table presents property, plant and equipment as at **30 June 2006:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		1 January 2006					
Cost	**20 484**	**371 644**	**2 547 067**	**145 168**	**4 486**	**136 429**	**3 225 278**
Accumulated depreciation and impairment	(1 174)	(9 011)	(1 608 250)	(119 041)	(4 197)	(112 566)	(1 854 239)
Net book value at the beginning of the period	**19 310**	**362 633**	**938 817**	**26 127**	**289**	**23 863**	**1 371 039**
Additions	0	0	67 563	3 030	28	1 822	72 443
purchase	0	0	3 825	2 390	3	1 154	7 372
take-over from investments	0	0	63 738	386	0	668	64 792
other	0	0	0	254	25	0	279
Disposals	0	(42)	(402)	(479)	(7)	(16)	(946)
sale	0	(42)	0	(112)	(7)	(2)	(163)
liquidation	0	0	(402)	(367)	0	(14)	(783)
Depreciation charge for the period	(176)	(2 208)	(42 364)	(2 082)	(96)	(3 235)	(50 161)
Net book value at the end of the period	**19 134**	**360 383**	**963 614**	**26 596**	**214**	**22 434**	**1 392 375**
		30 June 2006					
Cost	**20 484**	**371 602**	**2 614 116**	**145 091**	**4 234**	**135 084**	**3 290 611**
Accumulated depreciation and impairment	(1 350)	(11 219)	(1 650 502)	(118 495)	(4 020)	(112 650)	(1 898 236)
Net book value at the end of the period	**19 134**	**360 383**	**963 614**	**26 596**	**214**	**22 434**	**1 392 375**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents property, plant and equipment as at **31 December 2005:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		1 January 2005					
Cost	**20 484**	**381 996**	**2 630 989**	**159 999**	**5 024**	**139 057**	**3 337 549**
Accumulated depreciation and impairment	(1 075)	(4 661)	(1 688 090)	(133 039)	(4 400)	(114 705)	(1 945 970)
Net book value at the beginning of the period	**19 409**	**377 335**	**942 899**	**26 960**	**624**	**24 352**	**1 391 579**
Additions	0	0	11 178	5 158	0	4 205	20 541
purchase	0	0	4 318	4 488	0	3 919	12 725
take-over from investments	0	0	6 860	605	0	234	7 699
other	0	0	0	65	0	52	117
Disposals	0	(10 229)	(9 636)	(2 181)	(43)	(309)	(22 398)
sale	0	(10 229)	(437)	(678)	(20)	(192)	(11 556)
liquidation	0	0	(9 173)	(1 503)	0	(117)	(10 793)
other	0	0	(26)	0	(23)	0	(49)
Increase in impairment loss	0	0	(16 326)	(131)	(18)	(568)	(17 043)
Decrease in impairment loss	0	0	88 557	4 263	58	3 184	96 062
Depreciation charge for the financial year	(99)	(4 473)	(77 855)	(7 942)	(332)	(7 001)	(97 702)
Net book value at the end of the period	**19 310**	**362 633**	**938 817**	**26 127**	**289**	**23 863**	**1 371 039**
		31 December 2005					
Cost	**20 484**	**371 644**	**2 547 067**	**145 168**	**4 486**	**136 429**	**3 225 278**
Accumulated depreciation and impairment	(1 174)	(9 011)	(1 608 250)	(119 041)	(4 197)	(112 566)	(1 854 239)
Net book value at the end of the period	**19 310**	**362 633**	**938 817**	**26 127**	**289**	**23 863**	**1 371 039**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents property, plant and equipment as at **30 June 2005:**

Property, plant and equipment	Acquired land and rights to perpetual usufruct of land	Rights to perpetual usufruct of land acquired free of charge	Buildings and structures	Machinery and equipment	Vehicles	Other tangible assets	Total tangible assets
		1 January 2005					
Cost	**20 484**	**381 996**	**2 630 989**	**159 999**	**5 024**	**139 057**	**3 337 549**
Accumulated depreciation and impairment	(1 075)	(4 661)	(1 688 090)	(133 039)	(4 400)	(114 705)	(1 945 970)
Net book value at the beginning of the period	**19 409**	**377 335**	**942 899**	**26 960**	**624**	**24 352**	**1 391 579**
Additions	0	0	2 920	3 054	0	2 325	8 299
purchase	0	0	951	2 086	0	2 172	5 209
take-over from investments	0	0	1 619	396	0	73	2 088
other	0	0	350	572	0	80	1 002
Disposals	0	(3 151)	(42)	(95)	(27)	(104)	(3 419)
sale	0	(3 151)	0	(36)	(20)	(93)	(3 300)
liquidation	0	0	0	(59)	0	(11)	(70)
other	0	0	(42)	0	(7)	0	(49)
Depreciation charge for the period	0	(2 544)	(39 359)	(3 135)	(149)	(2 948)	(48 135)
Net book value at the end of the period	**19 409**	**371 640**	**906 418**	**26 784**	**448**	**23 625**	**1 348 324**
		30 June 2005					
Cost	**20 484**	**378 794**	**2 633 826**	**157 900**	**4 855**	**140 127**	**3 335 986**
Accumulated depreciation and impairment	(1 075)	(7 154)	(1 727 408)	(131 116)	(4 407)	(116 502)	(1 987 662)
Net book value at the end of the period	**19 409**	**371 640**	**906 418**	**26 784**	**448**	**23 625**	**1 348 324**

Information on assets under construction is presented below:

Assets under construction	As at June 30, 2006	As at Dec. 31, 2005	As at June 30, 2005
Gross value of assets under construction	71 663	76 849	14 376
Total	**71 663**	**76 849**	**14 376**

(all amounts are quoted in PLN thousands, unless otherwise stated)

As at the balance sheet date, property, plant and equipment of PLN 612,513 thousand was used to secure the Company's liabilities. Information about the security established on property, plant and equipment is provided in note 25 to these financial statements.

Impairment of tangible assets and assets under construction	As at 30 June 2006	As at 31 Dec 2005	As at 30 June 2005
Opening balance	**(497 715)**	**(576 733)**	**(576 733)**
recognized	0	(17 043)	0
reversed	0	84 477	0
used	0	11 584	0
Closing balance	**(497 715)**	**(497 715)**	**(576 733)**

Impairment losses which were recognized and reversed are presented under the "Net impairment reversal" line of the income statement. Information about the accounting policy applied to performing impairment tests of financial non-current assets is presented in the notes to the interim Interim consolidated financial statements in item 2.1.6.

As at 30 June 2006 and 30 June 2005 there were no indications that tangible fixed assets should be tested for impairment.

10. INTANGIBLE ASSETS

The following table presents intangible assets as at **30 June 2006:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
	1 January 2006				
Cost	**2 737**	**242**	**11 220**	**394**	**14 593**
Accumulated amortization and impairment	(2 737)	(96)	(9 681)	(83)	(12 597)
Net book value at the beginning of the period	**0**	**146**	**1 539**	**311**	**1 996**
Additions	0	12	320	76	408
purchase	0	12	307	76	395
other	0	0	13	0	13
Disposals	0	0	(10)	0	(10)
liquidation	0	0	(10)	0	(10)
Amortization charges for the period	0	(43)	(890)	0	(933)
Net book value at the end of the period	**0**	**115**	**959**	**387**	**1 461**
	30 June 2006				
Cost	**2 737**	**254**	**11 435**	**470**	**14 896**
Accumulated amortization and impairment	(2 737)	(139)	(10 476)	(83)	(13 435)
Net book value at the end of the period	**0**	**115**	**959**	**387**	**1 461**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents intangible assets as at **31 December 2005:**

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		1 January 2005			
Cost	**2 737**	**84**	**10 964**	**104**	**13 889**
Accumulated amortization and impairment	(2 737)	(63)	(8 547)	(83)	(11 430)
Net book value at the beginning of the period	**0**	**21**	**2 417**	**21**	**2 459**
Additions	0	162	798	290	1 250
purchase	0	162	798	290	1 250
Disposals	0	0	(3)	0	(3)
liquidation	0	0	(2)	0	(2)
other	0	0	(1)	0	(1)
Impairment recognized	0	0	(4)	0	(4)
Amortization charges for the financial year	0	(37)	(1 669)	0	(1 706)
Net book value at the end of the period	**0**	**146**	**1 539**	**311**	**1 996**
		31 December 2005			
Cost	**2 737**	**242**	**11 220**	**394**	**14 593**
Accumulated amortization and impairment	(2 737)	(96)	(9 681)	(83)	(12 597)
Net book value at the end of the period	**0**	**146**	**1 539**	**311**	**1 996**

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following table presents intangible assets as at **30 June 2005**:

	Goodwill	Permits, patents, licenses and similar	Computer software	Other intangible assets	Total intangible assets
		1 January 2005			
Cost	**2 737**	**84**	**10 964**	**104**	**13 889**
Accumulated amortization and impairment	(2 737)	(63)	(8 547)	(83)	(11 430)
Net book value at the beginning of the period	**0**	**21**	**2 417**	**21**	**2 459**
Additions	0	10	316	0	326
purchase	0	10	278	0	288
other	0	0	38	0	38
Disposals	0	0	(33)	(3)	(36)
liquidation	0	0	(2)	0	(2)
other	0	0	(31)	(3)	(34)
Amortization charges for the period	0	(10)	(831)	0	(841)
Net book value at the end of the period	**0**	**21**	**1 869**	**18**	**1 908**
		30 June 2005			
Cost	**2 737**	**94**	**11 247**	**101**	**14 179**
Accumulated amortization and impairment	(2 737)	(73)	(9 378)	(83)	(12 271)
Net book amount at the end of the period	**0**	**21**	**1 869**	**18**	**1 908**

Impairment of intangible assets	**As at 30 June 2006**	**As at 31 Dec. 2005**	**As at 30 June 2005**
Opening balance	**(4)**	**0**	**0**
recognized	0	(4)	0
Closing balance	**(4)**	**(4)**	**0**

As at the balance sheet date, no intangible assets were used to secure the Company's liabilities.

Goodwill is tested annually for impairment. The method used by the Company is described in note 2.1.5 to the Interim consolidated financial statements.

Apart from goodwill, all other intangible assets recognized by the Company have definite useful lives.

The Company does not have any internally generated intangible assets.

(all amounts are quoted in PLN thousands, unless otherwise stated)

11. INVESTMENTS IN ASSOCIATES

Information on associates:

Associates, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	% of share in the share capital	Business operations	Method of recognizing the investment	Share value at purchase price	Revaluation adjustments	Carrying amount of shares
Orbis Casino Sp. z o.o. Warsaw, Poland	directly 33%	directly 33%	directly 33%	games of chance	purchase price	1 600	(736)	864
PH Majewicz Sp. z o.o. Bydgoszcz, Poland	directly 49%	directly 49%	directly 49%	catering	purchase price	2 157	(2 072)	86
As at 30 June 2006								950

12. SUBSIDIARIES

Information on subsidiaries:

Subsidiaries, name and corporate seat	% share in share capital	% share in the no. of voting rights at the GM	Country of registration	Business operations	Method of recognizing the investment	Share value at purchase price	Revaluation adjustments	Carrying amount of shares
PBP Orbis, Sp. z o.o. Warsaw, Poland	directly 95.08%	directly 95.08%	Poland	tourism	purchase price	13 795		13 795
ORBIS Transport, Sp. z o.o. Warsaw, Poland	directly 98.3%	directly 98.3%	Poland	transport	purchase price	13 723		13 723
Hekon Hotele Ekonomiczne S.A. Warsaw, Poland	directly 100%	directly 100%	Poland	hotel and catering services	purchase price	441 041		441 041
Wioska Turystyczna Wilkasy Sp. z o.o. Wilkasy, Poland	directly 100%	directly 100%	Poland	hotel and catering services	purchase price	2 428	(1 932)	496
Orbis Kontrakty Sp. z o.o. Warsaw, Poland	directly 80%	directly 80%	Poland	organization of purchases	purchase price	80		80
As at 30.06.2006								469 135

The data presented below relates to interests in equity, share of voting rights at the General Meeting and core business operations of subsidiaries in which Orbis S.A. indirectly holds interests.

Subsidiaries, name and corporate seat	% share in share capital	% share in the no of voting rights at the GM	Country of registration	Business operations
UAB Hekon, Vilnius, Lithuania	indirectly 100 %	indirectly 100 %	Lithuania	hotel and catering services
PKS Tarnobrzeg Sp. z o.o. , Tarnobrzeg, Poland	indirectly 98.3 %	indirectly 98.3 %	Poland	transport
PKS Gdańsk Sp. z o.o., Gdańsk, Poland	indirectly 98.3 %	indirectly 98.3 %	Poland	transport
AutoOrbisBus Sarl, Paris, France	indirectly 98.3 %	indirectly 98.3 %	France	promotion and communications
Orbis Polish Travel Bureau, the USA	indirectly 83.67 %	indirectly 83.67 %	USA	travel agent
Inter Bus Sp. z o.o., Warsaw, Poland	indirectly 69.40 %	indirectly 69.40 %	Poland	coach transport
Capital Parking Sp. z o.o., Warsaw, Poland	indirectly 66.84 %	indirectly 66.84 %	Poland	rental of parking lots

(all amounts are quoted in PLN thousands, unless otherwise stated)

13. CHANGE IN INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	**470 085**	**475 173**	**475 173**
Shares and interests	470 085	472 017	472 017
Long-term loans	0	3 156	3 156
Additions	0	80	80
purchase	0	80	80
Disposals	0	(5 168)	(5 168)
sale	0	(2 012)	(2 012)
loans repaid	0	(3 156)	(3 156)
Closing balance	**470 085**	**470 085**	**470 085**
Shares and interests	470 085	470 085	470 085

14. CHANGES WITHIN THE GROUP

Changes in the structure of the Orbis Group, including business combinations, acquisitions and disposals of subsidiaries, were described in Notes 1.4.3 and 1.4.4 to the Interim consolidated financial statements.

15. INTERESTS IN JOINT VENTURES

Orbis S.A. does not hold any interests in joint ventures.

16. AVAILABLE-FOR-SALE FINANCIAL ASSETS

In the period covered by these financial statements there were no changes in the item "Available-for-sale financial assets".

Available-for-sale financial assets comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Shares/interests in unlisted companies	31	31	31
Total available-for-sale assets	**31**	**31**	**31**

Available-for-sale financial assets held by the Company are not directly exposed to risk of change in the interest rate.

(all amounts are quoted in PLN thousands, unless otherwise stated)

17. OTHER FINANCIAL ASSETS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	**242**	**485**	**485**
Loans repaid	(121)	(243)	(121)
Closing balance	**121**	**242**	**364**

Other financial assets comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Loans granted	121	242	364
Other financial assets, total	**121**	**242**	**364**

Other financial assets are exposed to credit risk and interest rate risk. Owing to a small amount of the loan which remains to be repaid, these risks are insignificant.
The carrying amount of other financial assets is close to their fair value.

18. INVESTMENT PROPERTY

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Gross carrying value at the beginning of the period	**73 275**	**73 698**	**73 698**
Accumulated depreciation and impairment	(30 091)	(28 892)	(28 892)
Net book value at the beginning of the period	**43 184**	**44 806**	**44 806**
Disposals	0	(297)	0
sale	0	(164)	0
other	0	(133)	0
Depreciation charge for the period	(653)	(1 325)	(664)
Net book value at the end of the period	**42 531**	**43 184**	**44 142**
Gross book value at the end of the period	**73 275**	**73 275**	**73 698**
Accumulated depreciation and impairment at the end of period	(30 744)	(30 091)	(29 556)
Net book value at the end of the period	**42 531**	**43 184**	**44 142**

The Company measures investment property at historical cost less depreciation charges and impairment. As at the date of transition to IFRS, the Company valued land and rights to perpetual usufruct of land which account for a considerable share of investment property and considered this value as deemed cost.

The fair value of land and rights to perpetual usufruct of land was determined on the basis of valuation of an independent expert on 1 January 2004 and amounted to PLN 32,503 thousand. The Company did not revalue the assets as at 30 June 2006.

(all amounts are quoted in PLN thousands, unless otherwise stated)

The following amounts were recognized in the income statement:

	2006 six months (current year)	2005 six months (preceding year)
Rent received	2 213	2 319
Direct operating expenses of investment property which generate income from rent	537	653

Investment property includes the following land owned by the Company as well as rights to perpetual usufruct of land, buildings and structures:

- in Bydgoszcz – land owned by the Company of an area of 343 sq. m. and the building of the Pod Orlem Hotel;
- in Gdańsk – right to perpetual usufruct of land of an area of 62 sq. m. and a building with usable floor space of 87 sq. m.;
- in Konin – right to perpetual usufruct of land of an area of 752 sq. m. and interest in an office building with usable floor space of 447 sq. m.;
- in Poznań – right to perpetual usufruct of land of an area of 28,992 sq. m. and an office building, service depot, fuel station, porter's lodge, substation of a total area of 2,513 sq. m.;
- in Świnoujście – right to perpetual usufruct of land of the area of 961 sq. m. and a commercial building with usable floor space of 508 sq. m.;
- in Warsaw – right to perpetual usufruct of land of an area of 3,585 sq. m. and the building of the Bristol Hotel with usable floor space of 18,062 sq. m.;
- in Warsaw – right to perpetual usufruct of land of an area of 2,230 sq. m. and the multi-storey garage-parking with usable floor space of 19,000 sq. m.;
- in Wrocław – interest in rights to perpetual usufruct of land of an area of 432 sq. m. and offices in an office building of an area of 532 sq. m.;
- in Lublin – right to perpetual usufruct of land of an area of 3,028 sq. m.

19. OTHER LONG-TERM INVESTMENTS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	552	635	635
Additions	0	14	14
Reversal of valuation of investments	0	(97)	0
Closing balance	552	552	649

Other long-term investments mainly comprise works of art owned by the Company.

20. INVENTORIES

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Raw materials	5 319	5 126	6 766
Merchandise	597	569	579
Total inventories	5 916	5 695	7 345

The value of inventories recognized in the Income statement as expenses under the "Cost of goods sold" item in the 1st half of 2006 amounted to PLN 30,734 thousand (in 2005: PLN 65,923 thousand, in the 1st half of 2005: PLN 32,203 thousand).

(all amounts are quoted in PLN thousands, unless otherwise stated)

Information on impairment of inventories is presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	**(457)**	**0**	**0**
recognized	(4)	(457)	0
used	20	0	0
reversed	79	0	0
Closing balance	**(362)**	**(457)**	**0**

The Company does not have liabilities secured with its inventories.

21. TRADE AND OTHER CURRENT RECEIVABLES

Trade receivables are presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Trade receivables net	30 845	18 063	28 367
of which: receivables from subsidiaries	3 880	3 016	3 193
Impairment of receivables	(505)	(736)	(505)
Prepayments	65	37	123
Trade receivables	**30 405**	**17 364**	**27 985**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current receivables comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Current receivables	**95 668**	**50 663**	**61 957**
Loans to related parties	46 704	32 685	32 851
Loans to other companies	28	36	0
Dividends receivable	867	0	20 502
Taxes, grants, customs duties, social security and other benefits receivable	21 454	11 289	1 352
Adjudicated receivables	1 278	1 282	1 468
Prepaid tangible and intangible assets	24 123	6 423	7 510
Receivables claimed in court	1 178	875	774
Settlements with employees	595	259	304
Other receivables	2 915	989	428
Impairment of receivables	(3 474)	(3 175)	(3 232)
Current prepayments and advances	**15 681**	**1 412**	**16 077**
Prepayments, of which:	15 681	1 412	16 077
wages, salaries and similar	6 064	0	7 420
taxes and charges	5 018	2	5 006
insurance premiums	204	857	916
operating expenses	2 482	553	686
other	1 913	0	2 049
Other current receivables, net	**111 349**	**52 075**	**78 034**

Change in impairment of receivables is presented below:

Impairment of receivables	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	(3 911)	(2 927)	(2 927)
recognized	(468)	(2 211)	(1 310)
reversed	164	677	246
used	236	550	254
Closing balance	**(3 979)**	**(3 911)**	**(3 737)**

Impairment of receivables was recognized and derecognized under the "Expenses by type" line of the income statement, in note 4.2.

The credit risk related to receivables does not differ from the average credit risk on the Polish market. The maximum credit risk related to the Company's receivables and loans equals the amount presented in the balance sheet. No significant concentration of risk occurs due to the large share of relatively small transactions in total turnover. All doubtful receivables are written down. More information on credit risk is provided in note 31.4. The fair value of receivables does not significantly differ from their value presented in the financial statements.

(all amounts are quoted in PLN thousands, unless otherwise stated)

22. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Debt securities			
Opening balance	**19 959**	**50 392**	**50 392**
- purchase	143 064	560 195	221 840
- sale	(141 556)	(590 680)	(212 811)
- valuation	2	52	(195)
Closing balance	21 469	19 959	59 226
Financial assets at fair value through profit or loss	**21 469**	**19 959**	**59 226**
Valuation of financial instrument (SWAP)			
Opening balance	**0**	**23 410**	**23 410**
- valuation	0	6 480	982
- settlement	0	(29 890)	0
Closing balance	0	0	24 392
Financial assets at fair value through profit or loss	**0**	**0**	**24 392**

Securities, comprising bonds and certificates of deposit, acquired by the Company to derive economic benefits arising from short-term changes in prices are classified as financial assets at fair value through profit or loss. As at 30 June 2006, the fair value of those financial assets amounts to PLN 21,469 thousand.

Financial assets and liabilities valued at fair value, together with gains and losses settled in correspondence with profit or loss, are reported in the cash flow statement, in the section related to operating activities.

Changes in the fair value of financial assets and liabilities at fair value, together with gains and losses settled in correspondence with profit or loss, are reported under the "Other finance income and expenses" line of the income statement (note 4.4).

Debt securities are recognized according to the valuation of the bank which acts as an intermediary in executing the transaction. As at 30 June 2006, the parties to the transactions included:

- Rabobank – bonds – transaction amount PLN 21,469 thousand;

The total transaction value of the purchased securities of the above issuers amounted to PLN 21,469 thousand as at 30 June 2006.
Maturity dates of securities fall within the period from 10 July 2006 to 14 July 2006.
In this period, the nominal redemption value of securities will amount to PLN 21,500 thousand.
The carrying amount of the debt securities amounted to PLN 21,469 thousand as at 30 June 2006.
The average interest rate of investments in securities was 3.95%.

The maximum credit risk related to the debt securities held by the Company equals the value of the securities presented in the balance sheet. This risk is not significantly concentrated. The Company is also exposed to the risk of changes in fair value as a result of changes in interest rates. Information on curbing the risks is provided in note 31.

(all amounts are quoted in PLN thousands, unless otherwise stated)

23. CASH AND CASH EQUIVALENTS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Cash at bank and in hand	7 611	13 972	14 237
Short-term bank deposits	0	21 739	249
Other cash and cash equivalents	8 849	532	336
Total cash and cash equivalents	**16 460**	**36 243**	**14 822**

Other cash and cash equivalents include cash in transit and money deposited with banks in the form of repo transactions.
The Company invests temporarily available cash on short-term bank deposits with maturity dates ranging from 1 to 50 days and on repo transactions with a maturity not exceeding three months. The average effective interest rate in the period under analysis equals 3.74%.

24. SHARE CAPITAL AND RESERVES

Share capital

Series / issue	Type of shares	Type of shares preference	Number of shares	Value of series / issue at par	Terms of acquisition	Date of registration
A	bearer shares	-	37 500 000	75 000	own assets*)	Jan. 9, 1991
B	bearer shares	-	8 523 625	17 047	cash	Apr. 21,1998
C	bearer shares	-	53 383	107	cash	Apr. 21,1998
Total number of shares			**46 077 008**			
Total share capital				**92 154**		
Par value on shares = PLN 2						
Hyperinflation restatement of share capital				**425 600**		
Carrying amount of share capital				**517 754**		

*) In connection with the revaluation of the value of contributions using hyperinflation indexes, the value of the share capital increased by PLN 425,600,452 to PLN 500,600,452.

The aggregate revalued amount of share capital equals PLN 517,754,468.

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Number of shares issued and paid	46 077 008	46 077 008	46 077 008
Par value per share	2	2	2
Shares as at the beginning of period	**46 077 008**	**46 077 008**	**46 077 008**
Change in the period:	0	0	0
Shares as at the end of period	**46 077 008**	**46 077 008**	**46 077 008**

The targeted number of shares equals the number of issued and paid up shares.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Shareholders

As at 28 September 2006 the value of the share capital of Orbis S.A. amounts to PLN 517,754 thousand, i.e. 46,077,008 shares. Shareholders who hold, directly or indirectly through their subsidiaries, at least 5% of the total number of voting rights at the General Meeting of Shareholders, determined as at 28 September 2006 on the basis of a notification specified in Article 69 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies include:

Shareholders	No. of shares held as at 28 September 2006 (no. of voting rights at the GM)	Percentage share in the share capital as at 28 September 2006 (percentage share in the total no. of voting rights at the GM)	Change in the structure of ownership of major blocks of shares in the period 10 August 2006 - 28 September 2006 (since the submission of the last interim financial statements)
Accor S.A.:	18 698 000	40.57%	
[including Accor S.A.subsidiary - Société d'Exploitation HOTEK POLSKA Sp. z o.o.]:	2 303 849	4.99%	
ING Nationale Nederlanden Polska Otwarty Fundusz Emerytalny:	2 715 009	5.89%	
BZ WBK AIB Asset Management S.A. - customers covered by management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.:	5 606 231	12.17%	+2.03%
Commercial Union OFE BPH CU WBK:	2 338 652	5.08%	

Reserves

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Share premium	132 944	132 944	132 944
Revaluation reserve (fair value revaluation of investments)	480	480	577
Deferred income tax	(91)	(91)	(110)
Total reserves	**133 333**	**133 333**	**133 411**

(all amounts are quoted in PLN thousands, unless otherwise stated)

25. LOANS AND BORROWINGS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Long term liabilities			
Bank borrowings	264 072	234 072	196 517
Loans	313	645	56 423
Total long term liabilities	**264 385**	**234 717**	**252 940**
Short term liabilities			
Bank borrowings	40 047	40 151	526
Loans	20 909	684	1 890
Total short term liabilities	**60 956**	**40 835**	**2 416**
Total liabilities in respect of loans and borrowings	**325 341**	**275 552**	**255 356**

Maturity dates are presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
As broken down by maturity dates:			
Payable on demand or in up to 1 year	60 956	40 835	2 416
Over 12 months - up to 3 years	77 620	77 952	252 940
Between 3 and 5 years	93 382	78 383	0
Over 5 years	93 383	78 382	0
Total liabilities in respect of loans and borrowings	**325 341**	**275 552**	**255 356**

The currencies of loans and borrowings are presented in the table below:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
As broken down by currencies:			
PLN	325 341	275 552	1 661
Foreign currencies (per currency and following translation into PLN):	0	0	253 695
EUR thous.	0	0	62 794
PLN thous.	0	0	253 695
In PLN, total	**325 341**	**275 552**	**255 356**

The fair value of borrowings is close to their carrying amount.

The average effective interest rate for borrowings equals 4.68%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Detailed information on loans and borrowings is provided below:

Debtor	Creditor	Title	Amount of loan / borrowing to be repaid	30 June 2006	31 Dec. 2005	30 June 2005	Interest rate	Maturity date	Security
Orbis S.A.	BWE	loan	PLN thous.	996	1 329	1 661	15%	7 Oct. 2007	item no 1
Orbis S.A.	Fixed-Term Credit Facilities Agreement with Bank Handlowy w Warszawie S.A. and Société Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers)	fixed term credit facility	PLN thous.	304 120	274 223	0	WIBOR + banks' margin	10 Nov. 2012	item no 2
Orbis S.A.	Banks' syndicate led by Calyon	bank borrowings	PLN thous.	0	0	197 043	EURIBOR + banks' margin	repaid	item no 3
			EUR thous.	*0*	*0*	*48 772*			
Orbis S.A.	Société d'Exploitation Hotek Polska Sp. z o.o.	loan	PLN thous.	0	0	56 652	EURIBOR + margin	repaid	none
			EUR thous.	*0*	*0*	*14 022*			
Orbis S.A.	Hekon-Hotele Ekonomiczne SA	loan	PLN thous.	20 225	0	0	WIBOR + margin	24 Sept. 2006	none
	TOTAL		**PLN thous.**	**325 341**	**275 552**	**255 356**			
			EUR thous.	*0*	*0*	*62 794*			

Security for loans and borrowings established on assets includes mortgages on real estate amounting in total to PLN 612,513 thousand:

1. in respect of the loan granted by Bank Współpracy Europejskiej S.A. (agreement no. 24/Orb/66804-5518-18-1/92) - blank sola bill of exchange and cap mortgage on the following hotels: Solny in Kołobrzeg and Francuski in Kraków, up to the amount of PLN 19,391 thousand;
2. in respect of the Fixed-Term Credit Facilities Agreement with Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) and Bank Zachodni WBK S.A. and Calyon (Arrangers) – cap mortgages up to PLN 404,540 thousand established on the real estate of the following Orbis S.A. Branches: Hotel Mercure Poznań, Hotel Novotel Centrum Warszawa, Hotel Novotel Centrum Poznań, Hotel Sofitel Victoria Warszawa, Hotel Mercure Kasprowy Zakopane, Hotel Mercure Panorama Wrocław.
3. in respect of a syndicated loan granted by a Syndicate of Banks led by Calyon – cap mortgages established on the following three hotels: Novotel Centrum Poznań, Novotel Airport Warszawa, Sofitel Victoria Warszawa, up to the amount of PLN 188,582 thousand. The loan was fully repaid on 30 November 2005 – deletion of the mortgages from the land and mortgage registers is underway.

Exposure to interest rate risk

Owing to floating interest rates on the majority of borrowings taken out by the Company, the Company is exposed to the risk of changes in cash flows resulting from fluctuations in the interest rates. Moreover, the Company is exposed to the risk of changes in fair value due to fluctuations in interest rates connected with the fixed interest rate on the loan from BWE. Owing to the amount of liabilities due to these bank borrowings, this risk is insignificant. Information on risk management is provided in note 31.

In 2006 interest rates were as follows:

- WIBOR 1M: 4.10 – 4.60
- WIBOR 3M: 4.08 – 4.61
- WIBOR 6M: 4.05 – 4.60
- WIBOR 1Y: 4.04 – 4.79

Unused credit lines amounted to PLN 190,700 thousand.
of which:
- PLN 700 thousand – overdraft facility available at Bank Handlowy w Warszawie S.A.,
- PLN 190,000 thousand – tranche B under the Fixed-Term Credit Facilities Agreement.

(all amounts are quoted in PLN thousands, unless otherwise stated)

26. OTHER NON-CURRENT LIABILITIES

	As at 30 June 2006	As at 31 Dec. 2005	As at June 30, 2005
Valuation of financial instrument (SWAP)	0	0	24 392
Other non-current liabilities, total	**0**	**0**	**24 392**

The Company held three cross-currency interest rate SWAP instruments, acquired as a hedge against currency risk and change in the interest rate risk profile in respect of a EUR-denominated credit facility taken to purchase shares of Hekon Hotele Ekonomiczne S.A., separately for individual amounts of amortization of bank borrowings. The hedged amount totaled EUR 38,700 thousand. The initial transaction value equaled zero. In connection with the earlier repayment of the syndicated loan extended by a syndicate of banks, hedging transactions were settled with one amount, on an offsetting basis.

Changes in the value of the SWAP instrument are presented in note 22.

27. PROVISIONS

	Provision for litigation in court	Provision for restructuring costs	Other provisions for liabilities	Total provisions for liabilities
As at 1 January 2006	**8**	**3 508**	**523**	**4 039**
Provision created in the period	0	24	0	24
Provision used in the period	(4)	(1 900)	(500)	(2 404)
Provision released in the period	0	0	0	0
As at 30 June 2006	**4**	**1 632**	**23**	**1 659**
Short-term provisions - 1st half of 2006	4	1 632	23	1 659
Long-term provisions - 1st half of 2006	0	0	0	0
Total provisions - as at 30 June 2006	**4**	**1 632**	**23**	**1 659**
As at 1 January 2005	**34 077**	**2 970**	**0**	**37 047**
Provision created in the period	3	3 508	539	4 050
Provision used in the period	(29 000)	(2 970)	(16)	(31 986)
Provision released in the period	(5 072)	0	0	(5 072)
As at 31 December 2005	**8**	**3 508**	**523**	**4 039**
Short-term provisions - 2005	6	3 508	274	3 788
Long-term provisions - 2005	2	0	249	251
Total provisions - as at 31 December 2005	**8**	**3 508**	**523**	**4 039**
As at 1 January 2005	**34 077**	**2 970**	**0**	**37 047**
Provision created in the period	792	8 803	84	9 679
Provision used in the period	0	0	0	0
Provision released in the period	(5 073)	0	0	(5 073)
As at 30 June 2005	**29 796**	**11 773**	**84**	**41 653**
Short-term provisions - 1st half of 2005	29 796	11 773	0	41 569
Long-term provisions - 1st half of 2005	0	0	84	84
Total provisions - as at 30 June 2005	**29 796**	**11 773**	**84**	**41 653**

Information on provisions for retirement benefits and other obligations is provided in note 29.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Restructuring

Orbis S.A. has plans concerning the establishment, by the year 2010, of a network of economy Etap hotels comprising 23 hotels in Poland, including the construction of 15 hotels, the inclusion of one hotel under a management contract and converting 6 already existing hotels to the Etap brand.

Simultaneously, the Company is continuing its restructuring, a process which was commenced in 2004 and is scheduled for completion by the end of 2006. In this period, 4 regional centres will be established and vested with powers to manage hotels in designated regions of Poland. By June of this year, three regions were operating: Kraków, Wrocław and Warsaw. It is planned to complete the process of creating regional centers by the end of 2006. Of the PLN 2,301 thousand provision for restructuring created in 2005, the amount of PLN 787 thousand has been used. The remaining portion of the provision is to be used by the end of 2006.

As part of its adopted strategy, the Company has been modernizing the Grand Hotel in Sopot. Modernization commenced in the 4th quarter of 2005 and is scheduled for completion in the 3rd quarter of this year. In June, a large part of the modernized hotel was made available to guests. In the first half of this year, PLN 687 thousand of the total provision for restructuring of PLN 781 thousand, created in the preceding year, was used, while the hotel created an additional provision of PLN 24 thousand. The whole provision will be used by the end of 2006.

In connection with the reorganization of Novotel Centrum in Warsaw, the hotel that has recently been made operational, a provision of PLN 376 thousand was created for the costs of reorganizing the catering department. The reorganization was completed in 2005 and the related provision was fully used in January 2006.

The costs of severance payments and indemnities related to the restructuring amounted to PLN 3,327 thousand in the 1st half of 2006.

28. TRADE AND OTHER CURRENT PAYABLES

The table below presents trade payables:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Trade payables	25 983	37 000	21 145
of which: payables in respect of subsidiaries	4 665	4 104	222
Prepaid supplies	463	294	493
Total trade payables	**26 446**	**37 294**	**21 638**

(all amounts are quoted in PLN thousands, unless otherwise stated)

Other current payables comprise the following items:

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Current payables	**142 460**	**124 353**	**144 214**
Dividends payable	15 667	0	15 666
Issue of debt securities	110 427	110 518	110 698
Taxes, customs duties, social security contributions and other benefits payable	10 148	9 412	12 240
Wages and salaries payable	1 135	1 353	1 103
Deposits received	1 480	1 481	1 685
Other liabilities	3 603	1 589	2 822
Accrued expenses and deferred income	**29 214**	**18 778**	**23 714**
Accrued expenses	18 995	9 669	14 965
obligations towards employees	7 016	4 462	6 212
franchise fees	2 947	0	3 120
public law liabilities	3 906	2 452	2 091
costs of non-invoiced supplies	5 083	2 604	1 818
other	43	151	1 724
Deferred income	10 219	9 109	8 749
advances and downpayments	9 432	9 012	8 646
other	787	97	103
Other current payables, total	**171 674**	**143 131**	**167 928**

Detailed information on bonds is presented below:

Debtor	Creditor	Title	Nominal value	30 June 2006	31 Dec. 2005	30 June 2005	Interest rate	Maturity date	Security
Orbis S.A.	Hekon Hotele Ekonomiczne S.A.	bonds issue	109 620	110 427	110 518	110 698	Wibor 3M+margin	24 Oct. 2006	none
	Total		**109 620**	**110 427**	**110 518**	**110 698**			

The fair value of bonds does not differ significantly from the carrying amount.

Terms and conditions of the bond issue provide for the possibility of redeeming the bonds before the redemption date by way of a mutual declaration of will submitted by the issuer and the bondholder to the agent, i.e. the bank.

(all amounts are quoted in PLN thousands, unless otherwise stated)

29. EMPLOYEE BENEFITS

	Total liabilities	Jubilee awards	Retirement &disability benefit obligations
Present value of liabilities - as at 1 January 2006	**36 757**	**28 498**	**8 259**
Interest cost	899	705	194
Current service cost	1 004	797	207
Benefits paid	(2 122)	(1 532)	(590)
Actuarial gains/losses	2 319	1 406	913
Current value of liabilities - as at 30 June2006	**38 857**	**29 874**	**8 983**
Carrying amount of liabilities - as at 30 June 2006	**38 857**	**29 874**	**8 983**
of which:			
Carrying value of non-current liabilities	34 063	26 184	7 879
Carrying value of current liabilities	4 794	3 690	1 104
Total amount of future costs of employee benefits recognized in the income statement	**4 222**	**2 908**	**1 314**

	Total liabilities	Jubilee awards	Retirement &disability benefit obligations
Current value of liabilities - as at 1 January 2005	**37 172**	**30 498**	**6 674**
Interest cost	1 487	1 220	267
Current service cost	1 873	1 492	381
Benefits paid	(5 358)	(4 135)	(1 223)
Actuarial gains/losses	1 583	(577)	2 160
Current value of liabilities - as at 31 December 2005	**36 757**	**28 498**	**8 259**
Current value of liabilities - as at 31 December 2005	**36 757**	**28 498**	**8 259**
of which:			
Carrying value of non-current liabilities	32 374	24 800	7 574
Carrying alue of current liabilities	4 383	3 698	685
Total amount of costs of future employee benefits recognized in the income statement	**4 943**	**2 135**	**2 808**

	Total liabilities	Jubilee awards	Retirement &disability benefit obligations
Current value of liabilities - as at 1 January 2005	**37 172**	**30 498**	**6 674**
Interest cost	1 180	930	250
Current service cost	1 494	1 138	356
Benefits paid	(2 225)	(1 653)	(572)
Actuarial gains/losses	1 780	(242)	2 022
Current value of liabilities - as at 30 June 2005	**39 401**	**30 671**	**8 730**
Current value of liabilities - as at 30 June 2005	**39 401**	**30 671**	**8 730**
of which:			
Carrying amount of non-current liabilities	34 955	26 974	7 981
Carrying amount of current liabilities	4 446	3 697	749
Total amount of costs of future employee benefits recognized in the income statement	**4 454**	**1 826**	**2 628**

(all amounts are quoted in PLN thousands, unless otherwise stated)

All the above expenses have been recognized in the Costs of employee benefits in the income statement, as described in more detail in note 4.2.1.

Principal actuarial assumptions are presented below:

Principal actuarial assumptions used	2006	2007	2008	2009 and subs.
- discount rate	4.98%	4.98%	4.98%	4.98%
- projected inflation	n.a	2.50%	2.50%	2.0%
- projected future salary increase	n.a	1.25%	1.25%	1.25% from 2016

When calculating provision for retirement benefits and similar obligations, a sensitivity analysis was conducted. The analysis concerned the impact of the discount rate and planned increases in the benefit assessment bases on the amount of the provision as at 30 June 2006.
Applying a financial discount rate of 1 percentage point lower than the adopted rate, would increase the total amount of provisions by PLN 2,525 thousand. On the other hand, if the applied discount rate exceeded the base rate by 1 percentage point, the amount of the provision would be PLN 2,246 thousand lower.
The sensitivity analysis of projected growths in the benefit assessment bases has shown that adopting a base of 1 percentage lower would decrease the provision by PLN 2,837 thousand, while if the base were increased by 1 percentage point, the amount of the provision would go up by PLN 3,165 thousand.

Provision for retirement benefits and similar obligations

The amount of provisions for retirement benefit and similar obligations are measured on the basis of an actuarial valuation.

As at 30 June 2006, the amount of the provision was measured on an individual basis, separately for each employee.

The calculation of an employee provision is based on the anticipated amount of retirement or disability benefit obligation and anticipated costs of jubilee awards which the Company is obligated to pay under the Departmental Collective Labour Agreement and Inter-Departmental Collective Labour Agreement. The amount which is established is discounted on an actuarial basis. The discounted amount is reduced by the amounts of annual write-downs for the provision, discounted on an actuarial basis as at the same date, made by the Company to increase provisions per employee.

Amounts of annual write-downs are calculated in accordance with the Projected Unit Credit Method.

The likelihood of a given person reaching retirement age as a Company employee and the likelihood of a given person living to the date of payment of a jubilee award were determined by using the competing risk method that takes into account the following risks:

- possibility of being dismissed;
- risk of total incapacity to work,
- risk of death.

The likelihood of an employee resigning from work of his own accord was assessed using the distribution function, taking into account statistical data of Orbis S.A. and statistical data in the possession of the actuary. The likelihood of an employee resigning from work of his own accord depends on the employee's age and remains constant over each year of his work.

The risk of death was expressed in the form of latest statistical data from Polish life expectancy tables for men and women published by the Central Statistical Office as at the valuation date.

The likelihood of an employee becoming a disability pensioner was assessed on the basis of pttz2004 table through linear dependence. For a person aged 20 or below, the likelihood of occurrence of an event leading to total incapacity to work equals 5% of an appropriate coefficient from the pttz2004 table. For a person aged 60 and more, this likelihood is 105% of the appropriate coefficient from the pttz2004 table.

The financial discount rate adopted to calculate the current value of employee benefit obligations was determined at the level of 4.98%.

(all amounts are quoted in PLN thousands, unless otherwise stated)

30. CONTINGENCIES

30.1. GUARANTEES ISSUED

Title	Beneficiary	Debtor/nature of relations	Validity date	Amount as at the balance sheet date	Change in amount in 6 months ended 30 June 2006	Financial terms and other remarks
		Issued by Orbis S.A.				
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. which may arise due to the issue by the bank of a guarantee under framework agreement no. 5/2005 dated 6 Dec.2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	6 Dec.2008	2 000	2 000	Validity date as per date of validity of declaration on submission to enforcement procedure, surety unlimited in validity
Surety for liabilities of the Company "Orbis Casino" Sp. z o.o. which may arise due to granting by the bank of an overdraft facility under agreement no. 270-1/10/RB/2005 dated 9 Dec. 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	8 Dec. 2008	2 000	2 000	Validity date as per date of validity of declaration on submission to enforcement procedure, surety unlimited in validity
Surety for liabilities of the company "Orbis Casino" Sp. z o.o. which may arise due to granting by the bank of an investment credit facility under agreement no. 202-129/3/II/11/2005 dated 22 Dec. 2005	PKO BP SA	"Orbis Casino" Sp. z o.o. - associate	31 Dec .2012	1 000	1 000	Validity date as per date of validity of declaration on submission to enforcement procedure, surety unlimited in validity
			TOTAL:	5 000	5 000	

30.2. LEGAL CLAIMS

A list of the Company's key legal claims was included in note 31.2 to the Interim consolidated financial statements.

31. OBJECTIVES AND PRINCIPLES OF FINANCIAL RISK MANAGEMENT

31.1 INTEREST RATE RISK

Orbis S.A. is exposed to the risk of changes in short-term interest rates on variable-rate debt as well as to changes in long-term interest rates in the event that new debt is incurred or the existing debt is refinanced.
The Company does not apply hedge accounting.

31.2 CURRENCY RISK

The risk of changes in foreign exchange rates is important for Orbis S.A. due to:

- entering, within the scope of ordinary operating activities, into contracts related to the sale of hotel services, part of which is denominated in foreign currencies; moreover, supply-related purchases may also be effected in foreign currencies;
- execution, within the scope of investing activities, of contracts implemented or denominated in foreign currencies;
- drawing foreign currency borrowings or borrowings denominated in a foreign currency. Presently, the Company does not have any borrowings in foreign currencies.

The functional and presentation currency of the Company is the Polish zloty (PLN).
In order to reduce the risk of its currency exposure, Orbis S.A. seeks first of all use the natural hedging mechanism. Furthermore, derivative instruments, such as forwards, swaps and options, are also used for managing the risk.

As at 30 June 2006 the Company did not use any derivative instruments to reduce currency risk. The Company does not apply hedge accounting.

The Company does not use financial instruments for speculative purposes.

31.3 PRICE RISK

In its operations, Orbis S.A. is exposed to the following price risk factors:

- competition – the hotel market in Poland is marked by high growth in the number of rooms that were rendered operational in the years 1998-2005, thus bringing about a pressure on the prices of hotel services;
- exchange rates - the EUR/PLN, USD/PLN and CHF/PLN exchange rate is a significant factor of price risk in hotel operations. The low rate of exchange of EUR against the Polish currency translates into a drop in PLN-denominated revenues from hotel operations.

31.4 CREDIT RISK

The credit risk to which the Company is exposed may result from:

- credit risk resulting from the creditworthiness of financial institutions (banks, brokers), parties to or agents for hedging contracts;
- creditworthiness of entities whose securities the Company acquires or invests in;
- creditworthiness of corporate clients which, however, does not require the application of special transaction hedges, apart from monitoring business partners from the point of view of their credit ratings, owing to the absence of any significant concentration of credit risk and the large share of relatively small transactions in total turnover;
- the financial standing of entities to which the Company grants loans.

To minimize this risk, the Company cooperates with reputable banks with good financial standing and invests in bonds and certificates of deposit of large entities enjoying strong financial standing (with assigned rating and guarantees). In the Company's assessment, the risk related to the hotels' clients does not differ from the average credit risk on the Polish market.

(all amounts are quoted in PLN thousands, unless otherwise stated)

31.5 LIQUIDITY RISK

The Company hedges liquidity by making use of loans and borrowings:

- bank overdraft in Bank Handlowy w Warszawie S.A,
- credit facility to refinance existing debt and to finance the general needs of the company, including the new investment plan, granted by Bank Handlowy w Warszawie S.A. and Societé Générale S.A. Branch in Poland (Main Appointed Arrangers) as well as Bank Zachodni WBK S.A. and Calyon (Arrangers);
- loan granted by BWE – assumption of loans of former Main Committee of Physical Culture and Tourism (GKKFiT).

Moreover, the sources of financing include the issue of short term "Orbis" bonds taken up by Hekon Hotele Ekonomiczne S.A..

Temporarily available cash is invested in safe short-term debt securities (30% of cash) and bank deposits (70% of cash) with maturity dates ranging from 1 day to 3 months.

32. FUTURE CAPITAL COMMITMENTS

Future capital commitments:

As at 30 June 2006, the Company had commitments under contracts concluded for construction works, the supply of equipment, rebuilding of floors (stories), performing the function of a substitute investor and preparing design documents for a total of PLN 7,764 thousand. The Company had commitments concerning the modernization of the Head Office building connected with design work and the author's supervision, modernization of elevators, repairs to floors (stories) and the façade amounting to PLN 761 thousand. The Company's commitments on account of contracts for the preparation of a construction design, technical inspection services and performing the function of substitute investor, demolition of existing hotels and other works connected with the construction of Etap hotels amounted to PLN 67,737 thousand as at 30 June 2006.

Future operating lease liabilities:

Future operating lease liabilities	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Operating lease liabilities, due in:	1 444	977	1 610
one year	635	977	825
from 1 to 5 years	809	0	785
more than 5	0	0	0

In the current period, the lease payments recognized in the income statement amounted to PLN 256 thousand (including PLN 236 thousand of minimum lease payments).

Operating lease liabilities result from lease agreements related to long term rent and lease of cars, executed with the related party Orbis Transport Sp. z o.o.

33. INFORMATION ABOUT RELATED PARTY (TRANSACTIONS)

Within the meaning of IAS 24, parties related to the Company include members of the managing and supervising staff and close members of their families, subsidiaries and associates described in notes 11 and 12 to these financial statements and Accor S.A. (significant shareholder) and its related parties.

In the period covered by these financial statements Orbis S.A. executed the following major related party transactions:

- with Société d'Exploitation HOTEK POLSKA Sp. z o.o. (company related to Accor S.A.) - revenues of PLN 1,183 thousand, including revenues from the management contract in the amount of PLN 1,153 thousand and costs of PLN 5,081 thousand, including license fee in the amount of PLN 2,148 thousand. In the 1st half of 2005, revenues totaled PLN 365 thousand, including revenues from the management contract in the amount of PLN 363 thousand, while the costs PLN 1,975 thousand, including license fee of PLN 1,936 thousand. As at 30 June 2006, receivables on account of these transactions amounted to PLN 417

(all amounts are quoted in PLN thousands, unless otherwise stated)

thousand, whereas at 30 June 2005 – to PLN 277 thousand. The liabilities totalled PLN 3,551 thousand as at 30 June 2006, whereas at 30 June 2005 the Company did not have any liabilities in respect of Société d'Exploitation HOTEK POLSKA Sp. z o.o.

- with Accor Centres de Contacts Clients (company related to Accor S.A.) costs of access to the reservation services system in the 1st half of 2006 totalled PLN 629 thousand, while in the 1st half of 2005 the Company did not incur such costs. As at 30 June 2006 and 30 June 2005 the Company did not have any liabilities in respect of Accor Centres de Contacts Clients.

No transactions, e.g. transfers of rights and obligations, either free of charge or against consideration, were executed between the Company and the following related parties:

- members of the Management Board or Supervisory Board of Orbis S.A.;
- spouses, next-of-kin or relatives of the first and second degree of members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates;
- persons linked by a relation of guardianship, adoption or custody with members of the Management and Supervisory Board of Orbis S.A., its subsidiaries and associates.

33.1 REMUNERATION OF THE MANAGEMENT BOARD MEMBERS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Wages, salaries and other short-term benefits	1 724	5 478	1 955
Benefits following period of employment	245	279	137
Compensation for termination of employment	705	0	0
Total remuneration paid	**2 674**	**5 757**	**2 092**

The notes below relate to transactions/balances with the companies of the Orbis Group and the companies of the Accor Group.

33.2 SALES OF GOODS AND SERVICES

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Net sales of services	**14 142**	**15 324**
- to the companies of the Accor Group	1 119	403
- to subsidiaries	10 890	12 655
- to associates	2 133	2 266
Total sales	**14 142**	**15 324**

33.3 PURCHASES OF GOODS AND SERVICES

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Purchases of services	**7 994**	**3 844**
from companies from the Accor Group	5 525	1 975
- from subsidiaries	2 454	1 867
- from associates	15	2
Total purchases of goods and services	**7 994**	**3 844**

(all amounts are quoted in PLN thousands, unless otherwise stated)

33.4 BALANCES ARISING FROM RELATED PARTY TRANSACTIONS

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Trade receivables	**3 880**	**3 016**	**3 503**
- from the companies of the Accor Group	418	237	310
- from subsidiaries	3 421	2 723	3 075
- from associates	41	56	118
Other receivables	**47 813**	**32 927**	**53 595**
- from subsidiaries	47 571	32 685	52 653
- from associates	242	242	942
Total receivables	**51 693**	**35 943**	**57 098**
Trade payables	**4 665**	**4 104**	**222**
- from the companies of the Accor Group	3 573	3 151	0
- from subsidiaries	1 092	953	222
Other payables	**130 652**	**110 518**	**110 700**
- from subsidiaries	130 652	110 518	110 698
- from associates	0	0	2
Total payables	**135 317**	**114 622**	**110 922**

Loans to related parties and dividends due from related parties are recognized in other receivables .

Other payables include liabilities under bonds issued by Orbis S.A. and a short-term loan drawn in March 2006 from Hekon-Hotele Ekonomiczne S.A. Detailed information on this issue is presented in notes 25 and 28 to these financial statements.

No impairment of the receivables was recognized in the period under analysis.

33.5 LOANS TO RELATED PARTIES

	As at 30 June 2006	As at 31 Dec. 2005	As at 30 June 2005
Opening balance	**32 685**	**23 390**	**23 390**
Loan granted	14 000	12 580	12 514
Interest accrued	948	1 706	858
Interest repaid	(929)	(2 036)	(1 134)
Loan repaid	0	(2 955)	(2 777)
Closing balance	**46 704**	**32 685**	**32 851**

In the 1st half of 2006, the amount of loans granted includes the loans extended by Orbis S.A. to Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o.

(all amounts are quoted in PLN thousands, unless otherwise stated)

Debtor	Contractual value, in PLN thous.	Interest to be repaid as at 30 June 2006	Interest rate	Repayment date	Loan description
Orbis Transport Sp. z o.o.	20 000	156	WIBOR 3M+margin	03.05.2007	financing the purchase of non-current assets and reducing involvement under bank borrowings
Orbis Transport Sp. z o.o.	10 000	102	WIBOR 3M+margin	15.04.2007	financing the purchase of non-current assets and reducing involvement under bank borrowings
Orbis Transport Sp. z o.o.	10 000	29	WIBOR 1M+margin	09.08.2006	financing the purchase of cars for leasing activities and Rent a Car
PBP Orbis Sp. z o.o.	2 400	16	WIBOR 3M+margin	13.05.2007	financing the purchase of coaches
PBP Orbis Sp. z o.o.	4 000	1	WIBOR 3M+margin	30.03.2007	financing the purchase of real estate for a new office
TOTAL	**46 400**	**304**			

The credit risk related to the loans granted is insignificant as the borrowers are the companies forming the Orbis Group, their financial standing is known to the Company and is monitored on a regular basis. The most substantial part of the amount of loans granted is the loan to Orbis Transport Sp. z o.o., which accounts for 86%. Since the total amount of loans granted constitutes 3% of the Company's equity, in this case there is no threat of credit risk concentration.

34. POST BALANCE SHEET DATE EVENTS

On 21 September 2006 Orbis S.A. and Hekon Hotele Ekonomiczne S.A. signed an appendix to a loan agreement signed 24 March 2006. The loan granted by Hekon Hotele Ekonomiczne S.A. to Orbis S.A. amounted to PLN 20 000 thousand. The appendix extended the previous repayment due date of 24 September 2006 for another 12 months to 24 September 2007. Other loan disclosures remain unchanged.

35. EXPLANATORY NOTES TO THE CASH FLOW STATEMENT

Explanations to adjustments of result in cash flows from operating activities

Change in inventories presented in the cash flow statement is equal to the balance sheet change in their balance.

Change in provisions presented in the cash flow statement is equal to the balance sheet change in their balance.

(all amounts are quoted in PLN thousands, unless otherwise stated)

	6 months ended on 30 June 2006	6 months ended on 30 June 2005
Balance sheet change in receivables and prepayments	**(58 183)**	**(44 156)**
settlements in the tax capital group	4 037	0
dividend due but unpaid	867	20 502
loan - offset	(7)	(135)
change of prepayments for non-current assets under construction	17 699	1 116
Change in the cash flow statement	**(35 587)**	**(22 673)**
Balance sheet change in current liabilities	**17 695**	**22 431**
dividend to be paid out of profit	(15 667)	(15 667)
accrued interest on bonds	(2 389)	(3 486)
paid interest on bonds	2 481	3 749
capital commitments	(6 004)	7 058
Change in the cash flow statement	**(3 884)**	**14 085**
Other adjustments	**1**	**964**
commission on bank borrowings - settlement	281	752
other change in tangible assets and intangible assets	0	(960)
valuation of investments	0	195
adjustment of SWAP financial instrument settlement	0	982
inne	(280)	(5)
Change in the cash flow statement	**1**	**964**

36. SEASONAL SALES

Annual sales of the Company are of seasonal nature. The prevailing part of sales is generated in the 3 rd quarter of the year. The 2 nd quarter of the year is a consecutive, second quarter in terms of share in sales.

37. OTHER INFORMATION

No tax controls were performed in the Company in the current year.

Tax authorities may control books of accounts and tax settlements within the period of 5 years as from the end of the year in which tax return forms were filed, and charge the Company with additional tax together with penalties and interest. In the opinion of the Management Board, there are no circumstances which would indicate the existence of significant liabilities in this respect.

Capital Group Orbis

Independent registered auditor's report on the review of the interim consolidated financial statements as at June 30, 2006

Orbis

Independent registered auditor's report from the review of the consolidated interim financial statements for the period from 1 January 2006 to 30 June 2006

To the Shareholders and the Supervisory Board of Orbis S.A.

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. Certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have reviewed the attached consolidated interim financial statements of the Orbis S.A. Group (hereinafter called the Group), prepared by the Management Board of Orbis S.A. (hereinafter called the Parent Company), Warsaw, ul. Bracka 16, which comprise:

(a) the consolidated balance sheet as at 30 June 2006, showing total assets and total equity and liabilities of PLN 2,257,442 thousand;

(b) the consolidated income statement for the period from 1 January to 30 June 2006, showing a net profit of PLN 11,706 thousand;

(c) the statement of changes in consolidated equity for the period from 1 January to 30 June 2006, showing a decrease in equity of PLN 2,948 thousand;

(d) the consolidated cash flow statement for the period from 1 January to 30 June 2006, showing a net decrease in cash and cash equivalents of PLN 10,827 thousand;

(e) additional information on adopted accounting policies and other explanatory notes.

The Parent Company's Management Board is responsible for preparing the consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the European Union applicable to interim financial reporting (IAS 34). Our responsibility was to present a report on these consolidated interim financial statements based on our review.

We have performed our review in accordance with the auditing standards issued by the National Board of Registered Auditors, applicable in the Republic of Poland. Under these standards, we are obliged to plan and perform our review to obtain reasonable assurance that the consolidated interim financial statements are free of material irregularities. We have performed our review on the basis of an analysis of the above-mentioned consolidated interim financial statements, a review of the consolidation documentation and information obtained from the Parent Company's Management Board and the employees of the Group.

The scope of our work was considerably less than the scope of an audit of the consolidated financial statements, because our review was not aimed at expressing an opinion on the truth and fairness of the consolidated interim financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, No. 76, item 694 with subsequent amendments).

Independent registered auditor's report
from the review of the consolidated interim financial statements
for the period from 1 January 2006 to 30 June 2006

To the Shareholders and the Supervisory Board of Orbis S.A. (cont.)

Our audit opinion on the consolidated financial statements for the year ended 31 December 2005 was qualified in respect of recognising perpetual usufruct rights in the balance sheet, classification of leased assets and the understatement of fixed assets resulting from the impairment calculation methodology adopted.

As set out in note 1.2., Management considered different interpretations of IAS 17 and Management concluded that the rights of perpetual usufructs of land received during the Group's privatisation in 1990 as part of the hotel properties should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 30 June 2006, the value of these rights amounted to PLN 391 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as ownership does not pass to the Group after the lease agreements expire. Consolidated net profit for the period from 1 January to 30 June 2006 was understated by PLN 3 million as a result of the corresponding depreciation charge. Moreover, the Group recognized the rights to perpetual usufructs of land acquired for consideration with a value of PLN 49 million as property, plant and equipment. In our opinion, these rights should be classified as operating leases in accordance with IAS 17 and the value of consideration paid should be presented as long-term prepayments and amortized over the lease term.

In 2002 the Group sold hotels with a net book value of PLN 99 million to a financial institution, recognising a profit on the transaction of approximately PLN 30 million. These hotels were then leased back from the legal owner based on agreements, which the Group classified as operating leases. Management took this decision after performing a number of tests, as set out in IAS 17. In our opinion these agreements meet the definition of a finance lease, therefore the hotels, together with the liability to the lessor, should be presented in the consolidated balance sheet. In addition, the profit on sale of the hotels should have been deferred and amortised over the lease term. Consequently, the consolidated profit for the period from 1 January to 30 June 2006 has been overstated by PLN 4 million.

As at 31 December 2006 the Group accounted for the results of impairment tests carried out on its hotels which in our opinion must be adjusted to reflect the individual economic situation at a number of locations. Had the Group made this adjustment in arriving at the recoverable amount in accordance with IAS 36, the value of fixed assets as well as consolidated net assets as at 30 June 2006 would be lower by approximately PLN 33 million. This however does not significantly affect the consolidated results for the period from 1 January to 30 June 2006.

Independent registered auditor's report
from the review of the consolidated interim financial statements
for the period from 1 January 2006 to 30 June 2006

To the Shareholders and the Supervisory Board of Orbis S.A. (cont.)

Except for the issues described above, our review has not revealed the need to make any other significant changes to the attached consolidated interim financial statements to ascertain their compliance with IAS 34.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki
Board Member
Registered Auditor
No. 1750/287

PricewaterhouseCoopers Sp. z o.o.
Registered Audit
Company
No. 144

Warsaw, 28 September 2006

TRANSLATION ONLY

ORBIS S.A.

Independent registered auditor's report on the review of the condensed interim financial statements as at June 30, 2006

Orbis

Independent registered auditor's report from the review of the condensed interim financial statements for the period from 1 January 2006 to 30 June 2006

To the Shareholders and the Supervisory Board of Orbis S.A.

TRANSLATORS' EXPLANATORY NOTE
The following document is a free translation of the registered auditor's opinion and report of the above-mentioned Polish company. Certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

We have reviewed the attached interim condensed financial statements of Orbis S.A. (hereinafter called the Company), prepared by the Management Board of Orbis S.A., Warsaw, ul. Bracka 16, which comprise:

(a) the balance sheet as at 30 June 2006, showing total assets and total equity and liabilities of PLN 2,172,542 thousand;

(b) the income statement for the period from 1 January to 30 June 2006, showing a net profit of PLN 13,371 thousand;

(c) the statement of changes in equity for the period from 1 January to 30 June 2006, showing a decrease in equity of PLN 2,296 thousand;

(d) the cash flow statement for the period from 1 January to 30 June 2006, showing a net decrease in cash and cash equivalents of PLN 19,783 thousand;

(e) additional information.

The Company's Management Board is responsible for preparing the condensed interim financial statements in accordance with International Financial Reporting Standards as adopted by the European Union applicable to interim financial reporting (IAS 34). Our responsibility was to present a report on these condensed interim financial statements based on our review.

We have performed our review in accordance with the auditing standards issued by the National Board of Registered Auditors, applicable in the Republic of Poland. Under these standards, we are obliged to plan and perform our review to obtain reasonable assurance that the condensed interim financial statements are free of material irregularities. We have performed our review on the basis of an analysis of the above-mentioned condensed interim financial statements, a review of the books of account and information obtained from the Company's Management Board and its employees.

The scope of our work was considerably less than the scope of an audit of the financial statements, because our review was not aimed at expressing an opinion on the truth and fairness of the condensed interim financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (Journal of Laws of 2002, No. 76, item 694 with subsequent amendments).

Independent registered auditor's report from the review of the condensed interim financial statements for the period from 1 January 2006 to 30 June 2006

To the Shareholders and the Supervisory Board of Orbis S.A. (cont.)

Our audit opinion on the financial statements for the year ended 31 December 2005 was qualified in respect of recognising perpetual usufruct rights in the balance sheet, classification of leased assets and the understatement of fixed assets resulting from the impairment calculation methodology adopted.

As set out in note 1.2., Management considered different interpretations of IAS 17 and Management concluded that the rights of perpetual usufructs of land received during the Company's privatisation in 1990 as part of the hotel properties should be recognised in the balance sheet at the opening balance date upon implementation of International Financial Reporting Standards at the amounts resulting from an independent valuation. As at 30 June 2006, the value of these rights amounted to PLN 391 million. We are of the opinion that, in accordance with IAS 17, these rights should be classified as operating leases and recognized off balance sheet as ownership does not pass to the Company after the lease agreements expire. The net profit for the period from 1 January to 30 June 2006 was understated by PLN 3 million as a result of the corresponding depreciation charge. Moreover, the Company recognized the rights to the perpetual usufructs of land acquired for consideration with a value of PLN 16 million as property, plant and equipment. In our opinion, these rights should be classified as operating leases in accordance with IAS 17 and the value of consideration paid should be presented as long-term prepayments and amortized over the lease term.

As at 31 December 2006 the Company accounted for the results of impairment tests carried out on its hotels which in our opinion must be adjusted to reflect the individual economic situation at a number of locations. Had the Company made this adjustment, the value of fixed assets as well as net assets as at 30 June 2006 would be lower by approximately PLN 33 million.

Except for the issues described above, our review has not revealed the need to make any other significant changes to the attached condensed interim financial statements to ascertain their compliance with IAS 34.

On behalf of PricewaterhouseCoopers Sp. z o.o. and the auditor:

Andrzej J. Konopacki Board Member Registered Auditor No. 1750/287	PricewaterhouseCoopers Sp. z o.o. Registered Audit Company No. 144

Warsaw, 28 September 2006

TRANSLATION ONLY

Capital Group Orbis

Management Board's Report on the Activities of the Orbis Group as at June 30, 2006

Orbis

Directors' Report
on the Operations of the Orbis Group
for the 1st half of 2006

Orbis

28 September 2006

TABLE OF CONTENTS

1. COMPANIES FORMING THE ORBIS GROUP

1.1 Orbis Group

As at 30 June 2006, Orbis S.A. directly held shares/interests in the following companies:

Table 1 Companies forming the Orbis Group: direct subsidiaries and directly associated companies

Name, legal status and corporate seat of the company	Share capital, in PLN	% share of the parent company in share capital	% share of the parent company in the no. of voting rights at the GM	Business operations
Direct subsidiaries				
PBP "Orbis" Sp. z o.o.[1] Warsaw	16 453 900	95.08	95.08	Travel agent – retail and tour operator services
ORBIS Transport Sp. z o.o.[2] Warsaw	14 429 300	98.3	98.3	Passenger transport, rent and lease of vehicles
WT WILKASY Sp. z o.o. Wilkasy	1 650 000	100	100	Hotel services, catering services, recreation
Hekon-Hotele Ekonomiczne S.A. Warsaw	300 000 000	100	100	Hotel services, catering services
Orbis Kontrakty Sp. z o.o. Warsaw	100 000	80	80	Organization of purchases for hotels managed by shareholders
Directly associated companies				
Orbis Casino Sp. z o. o. Warsaw	4 800 000	33.33	33.33	Casinos and game parlours
PH Majewicz Sp. z o.o. Bydgoszcz	2 202 500	49	49	Hotel services and catering services

Moreover, Orbis S.A. holds minority shares and interests taken up as a result of debt conversion, or in the companies without any development prospects. The following companies fall into this category: Bank Współpracy Europejskiej S.A., Polskie Hotele Sp. z o.o. in liquidation, Rena Kord S.A. in bankruptcy, Tarpan Sp. z o.o. in liquidation and Walewice Sp. z o.o. in liquidation.

The Company's investment portfolio comprises investments of a strategic, commercial and restructuring nature. The latter category includes minority shares and interests.

The **strategic portfolio** consists of shares and interests in the following companies:

a) **Hekon – Hotele Ekonomiczne S.A.** – the Company managing hotels which operates under two Accor brands: eight two-star Ibises and two Novotels. The financial standing of the Company is stable. The hotels report a growth in sales and high operating efficiency.

b) **Polskie Biuro Podróży Orbis Sp. z o.o.** and **ORBIS Transport Sp. z o.o.** - daughter companies divested in 1993 in the course of the restructuring and privatization of Orbis. The complementary nature of both these Companies' business activities with the business of Orbis S.A. predetermines the mutual benefits derived by all the three entities cooperating on an arms' length at operational level. Each of the daughter companies has a steady market position which is reflected in the stable financial results.

[1] Following the redemption of 1,219 shares from net profit without a decrease in the share capital in 2001, the registered share capital amounts to PLN 16,453,900 and is divided into 163,320 shares with a value of PLN 100 each.

[2] Following the redemption of 3,510 shares from net profit without a decrease in the share capital in 2002, the registered share capital amounts to PLN 14,429,300 and is divided into 140,783 shares with a value of PLN 100 each.

c) **Orbis Kontrakty Sp. z o.o.** – the Company was founded on **24** January 2005 (registered on 14 February 2005) together with Hekon-Hotele Ekonomiczne S.A. for the purposes of organizing purchases for hotels managed by shareholders. The Company's operations, commenced in April 2005, are aimed at streamlining the operating expenses of each shareholder and, therefore, the effects of the hotels managed by them.

The **commercial portfolio** consists of shares and interests in the following companies:

a) **Orbis Casino Sp. z o.o.**: a Company founded in 1989 and at present running 9 casinos and 4 game parlours located, except for the casino in the Business Centre in Łódź, in premises leased in Orbis S.A. hotels. Orbis Casino is a leading edge company - next to ZPR S.A. and Casinos Poland - on the market of gambling, mutual bets and slot machines... The Company's financial standing is stable.

b) **Przedsiębiorstwo Hotelowe Majewicz Sp. z o.o.** - a Company established for a limited period of time, until 31 December 2007, as a result of a composition agreement executed by Orbis S.A. in 1993 with the heirs of the owners of the hotel Pod Orłem in Bydgoszcz. Orbis S.A. executed the contract for the management of this hotel for the same period of time, the contract was further replaced, as from January 2001, by a franchising agreement for a corresponding term. The continuation of the Company's business activities is not threatened.

c) **Wioska Turystyczna WILKASY Sp. z o. o** (former PORT SILNOWA Sp. z o.o.): a Company running a leisure centre. The Company offers accommodation and catering services, conference and recreation facilities in the region of the Great Masurian Lakes, which is complementary with respect to the offer of Orbis S.A. hotel in Mrągowo.

As at the reporting date the value of shares and interests, determined at cost, directly held by Orbis S.A. amounted to PLN 470,085 thousand, and did not change in comparison with the preceding year. The shares and interests held in the companies: BWE S.A., Polskie Hotele Sp. z o.o., Rena Kord S.A., Tarpan Sp. z o.o., Walewice Sp. z o.o. are fully written-down and their carrying amount equals zero as at 30 June 2006.

1.2 Description of consolidated companies forming the Orbis Group

The consolidated financial statements of the Orbis Group comprise:

- aggregate financial statements of all organizational units forming the Company Orbis S.A., maintaining separate accounting books;
- financial statements of the PBP Orbis Group and financial statements of the ORBIS Transport Group, which have been consolidated under the acquisition accounting method;
- financial statements of Hekon Hotele Ekonomiczne S.A. and UAB Hekon – a subsidiary of Hekon Hotele Ekonomiczne S.A., which have been consolidated under the acquisition accounting method;
- financial statements of Orbis Kontrakty Sp. z o.o. – a subsidiary (80% - Orbis S.A. and 20% - Hekon – Hotele Ekonomiczne S.A.), which have been consolidated under the acquisition accounting method;
- an associated company, Orbis Casino Sp. z o.o. consolidated under the equity accounting method.

1.2.1 Orbis S.A.

Orbis Spółka Akcyjna, a joint-stock company with its seat in Warsaw was established as a result of the transformation of the State-Owned Enterprise Orbis on the basis of Act of 13 July 1990, on the Privatization of State-Owned Enterprises (Official Journal of Laws of 1990, No 51 item 298, as further amended). On 17 December 1990, a notary's deed of transformation of the State-Owned Company Orbis into a joint stock company wholly owned by the State Treasury was drafted /Notary's file no Rep. A No 1882/1990/.

On 9 January 1991, the District Court for the Capital City of Warsaw, XVI Economic Division issued a decision on entering ORBIS Spółka Akcyjna in the Commercial Register (RHB 25134).

On 28 June 2001, the District Court for the Capital City of Warsaw, XIX Economic Division of the National Court Register entered Orbis Spółka Akcyjna in the Register of Businesses.

Orbis Spółka Akcyjna is registered under the number KRS 0000022622 in the District Court for the Capital City of Warsaw, presently the XII Business Department of the National Court Register (KRS).

The Company operates on the basis of its Statutes, the consolidated text of which was adopted by the Extraordinary General Meeting of Shareholders of Orbis Spółka Akcyjna on 10 February 2005 /Notary's Deed Rep. A No 612/2005/.

The Company's business operations include, among others:

- provision of hotel accommodation and catering services and the provision of ancillary services;
- organization and servicing of domestic and international tourism;
- coordination, organization and servicing of congresses, conventions, symposia, conferences, exhibitions and other special events together with ancillary services;
- management of foreign hotels within the framework of management systems operated by the Company;
- agency services in the area of booking and sale of shipping documents by Polish and foreign carriers in domestic and international travel as well as organization of transportation by all means of transport;
- provision of transport services, including lease of transport vehicles, and organization of transportation by own transport vehicles;
- foreign trade operations, in particular in areas related to the Company's core business;
- sale of domestic and foreign products and goods;
- provision of services and conducting business operations in training, investment and information technology.

As at 30 June 2006, the structure of Orbis S.A. comprised 49 hotel branches operating hotels located in 29 towns, cities and resorts in Poland, with an aggregate operating capacity of 9,311 rooms. Compared to a similar period in the previous year, the number of rooms went down as a result of reinstating the Europejski Hotel to the heirs of the owners and the liquidation of the Solec, Wanda, Tranzyt and Reda hotels on 31 October 2005. The Tranzyt and Reda hotels will once again be operational after completion of the modernization works connected with their conversion into Etap brand hotels. A new Etap hotel is being constructed on the site of the demolished Solec hotel. The plot of land together with the Wanda hotel has been sold. Since November 2005, the Grand hotel in Sopot has been inoperational due to modernization works' part of the hotel was opened in mid-June 2006 and after completion of works, scheduled for the 3rd quarter, the hotel will resume operations as an upper-scale Sofitel-brand hotel.

Chart 1. Room structure per brand


ORBIS S.A.
Novotel 30%
Mercure 19%
Orbis Hotels 43%
Inn 4%
HOTELS GROUP
Ibis
Novotel 30%
Orbis Hotels 37%
Mercure 16%
Inn 3%

Orbis S.A., Hekon – Hotele Ekonomiczne S.A., UAB Hekon and Orbis Kontrakty Sp. z o.o. form a Hotel Group.

The hotels operate under the following Accor brands: Sofitel, Novotel and Mercure as well as Orbis hotels and Holiday Inn (as well as Ibis in the Hotel Group). Moreover, Orbis S.A. manages two hotels under a management contract: the Mercure Fryderyk Chopin in Warsaw and the Sofitel Dorint in Wrocław. Also, Orbis S.A. has executed a franchising agreement with PH Majewicz which operates the Pod Orłem hotel in Bydgoszcz. The Company's hotels offer comprehensive catering services, have professionally equipped conference rooms and Business Centres, with recreational facilities and a spa. This potential ranks the Orbis hotel network first in Poland and Central and Eastern Europe.

Table 2. The Company's shareholders

The list of Orbis S.A. shareholders, determined as at 30 June 2006 on the basis of the notification specified in Article 69 of the Act on Public Offering, the Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies was as follows:

Shareholder	Share in the share capital
Accor S.A. (including a subsidiary of Accor S.A. – Société d'Exploitation HOTEK Sp. z o.o. - 4.99%)	40.57%
BZ WBK AIB Asset Management S.A.- customers under the management contracts, investment funds BZ WBK Towarzystwo Funduszy Inwestycyjnych S.A.	12.17%
ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny	5.89%
Commercial Union OFE BPH CU WBK	5.08%

Orbis share price

In the period January – June 2006, the Company's share price fluctuated between PLN 32.90 – PLN 50.90. The spread between the highest and the lowest price amounted to PLN 18.0, i.e. 54.7% of the lowest quotation. From the beginning of the period under discussion until approximately the end of April, Orbis share prices followed an upward trend, followed by two-sided adjustments. On the last day of the period concerned, the share price stood at PLN 43.30. The average daily trading volume in Orbis shares amounted to 46,255 shares in the 1st half of 2006.

Chart 2. Orbis S.A. and WIG-20 index quotations during the period January–June 2006


PLN
point
Orbis S.A.
WIG-20
52,0
50,0
48,0
46,0
44,0
42,0
40,0
38,0
36,0
34,0
32,0
30,0
28,0
3 500
3 450
3 400
3 350
3 300
3 250
3 200
3 150
3 100
3 050
3 000
2 950
2 900
2 850
2 800
2 750
2 700
2 650
2 600
2 550
2 500
2 450
2 400

In the period from 1 January 2006 to 30 June 2006, the composition of the Company's managing and supervisory bodies was as follows:

Body	Function	Name and surname
Management Board	President	Jean Philippe Savoye
	1 Vice-President	Krzysztof Andrzej Gerula
	Vice-President	Ireneusz Andrzej Węgłowski
	Member	Yannick Yvon Rouvrais
	Member	Alain Billy (from 14 March 2006)
	Member	Jolanta Wojciechowska de Cacqueray (to 14 March 2006)
Supervisory Board	Chairman	Claude Moscheni
	Deputy Chairman	Erez Boniel
		Sabina Czepielinda
		Paweł Dębowski
		Michael Flaxman
		Christophe Guillemot
		Michael Harvey
		Andrzej Przytuła
		Janusz Rożdżyński
		Denys Sappey

1.2.2 Hekon-Hotele Ekonomiczne S.A.

Hekon – Hotele Ekonomiczne S.A. was established on 19 February 1997, and registered in the Commercial Register, section B, under the number 57835 in the District Court for the Capital City of Warsaw. The Company was registered in the Register of Businesses of the National Court Register (KRS) under the number 0000113855 on 21 May 2002, by the District Court for the Capital City of Warsaw.

Since 31 October 2003, Hekon S.A. has been wholly-owned by Orbis S.A.

The Company's business operations include:

- hotel and catering services;
- construction and furbishing works;
- purchase, sale and lease of real property.

In the 1st half of 2006, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Yannick Rouvrais
	Members	Alain Billy (from 20 March 2006)
		Jolanta Wojciechowska de Cacqueray (to 14 March 2006)
Supervisory Board	Members	Jean-Philippe Savoye
		Krzysztof Gerula
		Marta Kuniszyk (secretary)

The Company runs 10 hotels offering in aggregate 1,513 rooms. The hotels, located in 7 towns and cities in Poland, operate under the Ibis (8) and Novotel (2) brands. Additionally, since 1 August 2005, the Company has managed the Ibis Stare Miasto hotel in Warsaw under a management contract. Ibis hotels managed by the Company have the largest share in the networked economy hotels segment in Poland.

Hekon S.A. is the parent company of awholly owned company established under the laws of Lithuania in October 2003 under the name of UAB HEKON for the purposes of leasing, equipping and operating a Novotel-branded hotel in Vilnius. The Company is described in point 1.2.3.

1.2.3 UAB Hekon S.A.

UAB Hekon – a wholly owned company with its corporate seat in Vilnius, was established under the laws of Lithuania by Hekon-Hotele Ekonomiczne S.A. and registered on 13 January 2003 under the number UĮ 03-12. The Company was established to operate Novotel Vilnius in Vilnius, a hotel opened on 1 April 2004. Novotel Vilnius is the first hotel of the Orbis Hotel Group to be located abroad.

No Management Board or Supervisory Board has been appointed in the Company. Since November 2003, the function of the managing director has been performed by Mr. Yannick Rouvrais.

UAB Hekon does not hold any shares or interests in other companies.

1.2.4 Orbis Kontrakty Sp. z o.o.

Orbis Kontrakty Sp. z o. o. was founded on 24 January 2005 by Orbis S.A. and Hekon – Hotele Ekonomiczne S.A. The Company was entered in the register of businesses on 14 February 2005 under the number KRS 0000228450 by the District Court for the Capital City of Warsaw, XII Business Department of the National Court Register. As at 30 June 2006, the Company's shareholders were as follows:

Table 3. The Company's shareholders

Shareholder's name	Share in the share capital
Orbis S.A.	80.0%
Hekon – Hotele Ekonomiczne S.A.	20.0%

The Company's business operations mainly comprise the organization of purchases for the hotels managed by each of the shareholders.
The Company did not appoint a Supervisory Board.

In the 1st half of 2006, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Yanick Rouvrais
	Member	Krzysztof Gerula
	Member	Jolanta Wojciechowska de Cacqueray (to 14 March 2006)
	Member	Alain Billy (from 20 March 2006)

1.2.5 PBP Orbis Sp. z o.o.

Polskie Biuro Podróży Orbis Sp. z o.o. was founded on 7 December 1993, by PP Orbis and Bank Turystyki S.A. On 15 June 1993, the Company was registered in section B, no RHB 37048, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Business Department. On 20 September 2001, the District Court for the Capital City of Warsaw, XX Economic Division of the National Court Register registered the Company in the Register of Business Operators (KRS) under the number 0000046253.

As at 30 June 2006, the shareholders included:

Table 4. The Company's shareholders

Shareholder's name	Share in the share capital
Orbis S.A.	95.080%
448 natural persons	4.911%
Biuro Podróży "Zbigniew"	0.009%

The Company's business operations include, above all:

- organizing and servicing domestic and international tourism;
- coordinating, organizing and servicing congresses, gatherings and conferences;
- agency services in the area of booking and sale of shipping documents by Polish and foreign carriers in domestic and international travel;
- providing transport services, including the lease of transport vehicles, organizing transportation by own transport vehicles;
- sale and purchase of foreign currencies;
- retail trade.

In the 1st half of 2006, the composition of the Company's managing and supervisory bodies was a follows:

Governing body	Function	Name and surname
Management Board	President	Grzegorz Prądzyński
	Vice-President	Jerzy Sułowski
	Member	Piotr Gliński
Supervisory Board	Chairman	Krzysztof Gerula
	Deputy-Chairman	Jolanta Wojciechowska de Cacqueray (to 14 March 2006)
	Member	Justyna Pasierbska-Burzyńska
	Member	Paulina Mazurkiewicz-Kurek (from 24 April 2006)
	Deputy-Chairman	Stefan Potocki (from 21 June 2006)

As at the reporting date, the organizational structure of the Company included 22 units which prepare their own balance sheets, including the Head Office, Foreign Tourism Office, and 20 Regional Branches.

As at 30 June 2006, the Company held shares in the following domestic and foreign companies:

Table 5. Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status vis-a-vis PBP Orbis	Business operations
Orbis Travel Bureau Inc. New York	88%	Subsidiary	Travel agent
Dom Polski S.A. Ostrawa	1%		Hotel and catering services
First Travel GmbH (in liquidation) Düsseldorf	1%		Travel agent
Orbis Transport Sp. z o.o. Warszawa	0.185%		Transport
Tarnowska Agencja Rozwoju Regionalnego Tarnów	0.08%		Publishing house

In the 1st half of 2006, no changes occurred in the Company's holding of shares/interests in other companies.

1.2.6 Orbis Transport Sp. z o.o.

Orbis Transport was founded on 28 June 1993 by PBP Orbis and Bank Turystyki S.A. On 1 July 1993, the Company was registered in section B, no RHB 37309, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Business Department. On 11 September 2001, the District Court for the Capital City of Warsaw, XX Division of the National Court Register registered the Company in the Register of Businesses (KRS) under the number 0000037337.

As at 30 June 2006, the shareholders of Orbis Transport Sp. z o.o. included:

Table 6. The Company's shareholders

Shareholder's name	Share in the share capital
Orbis S.A.	98.295%
185 natural persons	1.158%
Chrobot Reisen	0.362%
PBP Orbis Sp. z o.o.	0.185%

The Company's business operations include:

- domestic and foreign transportation services;
- rental and lease of cars;
- agency services in the provision of tourist, hotel and transportation services;
- servicing motor vehicles, parking services;
- passenger transport - bus transport on regular routes;
- trading activities including resale of cars and spare parts;
- agency and representation services;
- organization of tourism;
- exports and imports of goods and services.

In the 1st half of 2006, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Jan Sidorowicz
	Vice-President	Jerzy Majewski
Supervisory Board	Chairman	Andrzej Szułdrzyński
	Members	Jolanta Wojciechowska de Cacqueray (to 14 March 2006)
		Gabriel Bąkiewicz (to 23 June 2006)
		Paulina Mazurkiewicz-Kurek (from 25 April 2006)
		Stefan Potocki (from 23 June 2006)
		Magdalena Wrona (from 23 June 2006)

The Company's organizational structure comprises three departments: coach transport, short-term car rental and leases, served by the Head Office and 22 Car Rental Points in Warsaw, Gdańsk, Katowice, Kraków, Łódź, Olsztyn, Poznań, Rzeszów, Szczecin, Wrocław and Bydgoszcz.

As at the end of reporting period, the Company held shares in the following business units forming the **Orbis Transport Group**:

Table 7. Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Status vis-a-vis Orbis Transport	Business operations
AutoORBISbus France Sarl Paris	100%	Subsidiary	Sale of coach tickets
PKS Tarnobrzeg Sp. z o.o. Tarnobrzeg	100%	Subsidiary	Bus transport
PKS Gdańsk Sp. z o.o. Gdańsk	100%	Subsidiary	Bus transport
Capital Parking Sp. z o.o. Warsaw	68%	Subsidiary	Parking services
INTER Bus Sp. z o.o. Warsaw	70.58%	Subsidiary	Sale of coach tickets

Changes in shares/interests held in other companies:

- PKS Gdańsk Sp. z o.o. – as a result of the decision of the Extraordinary Meeting of the Company's Shareholders dated 30 June 2006 on the increase of the share capital by acquiring 1,374 new shares at PLN 500 each – amounting to PLN 687 thousand – by the current shareholder Orbis Transport Sp. z o.o., as at 30 June 2006 the share capital of the Company amounted to PLN 13,397.5 thousand (registered capital) + PLN 687 thousand (the share capital increase was registered in the National Court Register on 17 July 2006).

1.2.7 Orbis Casino Sp. z o. o.

Orbis Casino Sp. z o.o. was founded on 28 April 1989 by PP Orbis, Cherryföretagen AG and Skanska AG and registered in section B, no RHB 18620, of the Commercial Register in the District Court for the Capital City of Warsaw, XVI Business Department. On 22 October 2002, the Company was entered in the Register of Businesses maintained by the District Court for the Capital City of Warsaw, XX Business Department of the National Court Registry under the number KRS 0000135406.

As at 30 June 2006, the Company's shareholders include:

Table 8. The Company's shareholders

Shareholder's name	Share in the share capital
Orbis S.A.	33.33%
Finkorp Sp. z o.o.	33.33%
Zjednoczone Przedsiębiorstwa Rozrywkowe S.A.	33.33%

The Company's business operations mainly include:

- conducting activities connected with games of chance and mutual bets;
- catering services.

In the 1st half of 2006, the composition of the Company's managing and supervisory bodies was as follows:

Governing body	Function	Name and surname
Management Board	President	Wojciech Szwedkowicz
	Members	Zofia Maruszyńska
		Jacek Sabo
Supervisory Board	Chairman	Ireneusz Węgłowski
	Members	Andrzej Szułdrzyński
		Zbigniew Benbenek
		Aleksandra Kołodziejczyk
		Wiesław Król
		Krzysztof Dąbrowski

In the reporting period, the Company operated 9 casinos, of which 8 were located in Orbis S.A. hotels (2 in Warsaw and one in each of: Sopot, Szczecin, Katowice, Kraków, Gdańsk and Poznań), and one in the Łódź Business Centre as well as 4 slot machine parlours in Orbis S.A. hotels (Warsaw, Płock, Łódź and Poznań)

As at 30 June 2006, the Company held shares in two other companies:

Table 9. Shares and interests in other companies

Name, legal status and seat	% share in the share capital	Business operations
Bingo Centrum Sp. z o.o. Katowice	33.29%	Activities connected with games of chance, mutual bets
Bookmacher Sp. z o.o. Poznań	22.22%	Activities connected with games of chance, mutual bets

2.2 Changes in the Group's structure

The changes which occurred in the ownership structure of the Orbis Group in the reporting period consisted of:

- increase in the share capital of PKS Gdańsk Sp. z o.o, a subsidiary of Orbis Transport Sp. z o.o., described above in detail in the section on Orbis Transport Sp. z o.o.

2. SIGNIFICANT FACTORS FOR THE DEVELOPMENT OF THE GROUP, INCLUDING DESCRIPTION OF MAJOR RISKS AND THREATS, PROSPECTS FOR CHANGES IN FACTORS

2.1 External factors

2.1.1 Macroeconomic factors

Economic growth. The GDP grew in the 2nd quarter of the current year by 5.5%, and in the 1st half of 2006 by 5.4%, in comparison with a similar periods in 2005.

Trade. In the 1st half of 2006 in comparison with the same period of 2005 the foreign trade turnover increased. The trade showed the negative balance of PLN 17,386.4 million, lower than in the previous half a year (in 2005 it amounted to PLN 17,995.6 million). Exports measured in current prices was by 16.2% higher and amounted to PLN 160,815.4 million, while imports increased by 13.9% to PLN 178,201.8 million. Compared with the corresponding period of 2005 the turnover in EUR in exports grew by 23.1% and in imports by 20.8%. The negative balance was at a level of EUR 4,488.2 million in comparison with EUR 4,378.6 million in 2005.

Labour market. In the 1st half of 2006, the situation on the labour market was reported to have further improved – the average level of employment in the sector is rising, the number of people registered as being unemployed is going down, the unemployment rate is down, the number of job offers is up. At the end of June 2006, the registered unemployment rate amounted to 16.0%, i.e. 0.5 of a point less than one month ago, and 2.0 points less than a year ago.

Average annual price growth. In the period January – June 2006, consumer prices rose by 0.7% against the corresponding period of the preceding year, compared to 2.9% a year ago.

2.1.2 Market trends

Arrivals in Poland. In the 1st half of 2006, the reported number of foreigners arriving in Poland totalled 29.4 million (2.5% more than the 1st half of 2005), including approx. 7 million tourists (a growth of 4% compared with 2005).

The analysis of changes in incoming traffic in the 1st half of 2006 according to country of origin indicates a considerable growth (of 22.8%) in arrivals from the 15 EU member states, except for Germany, and a rise (of 11.1%) in arrivals from Russia, the Ukraine and Byelorussia. An approx. 8% growth was reported in the number of arrivals from the main overseas and other countries. Arrivals from Germany went up by 1.5%, a drop was reported only in the number of arrivals from new EU member states (by 5.3%).

Chart 3. Tourists' arrivals in Poland in the 1st half of 2005 and 2006 (in thousand)



3000
2500
2000
1500
1000
500
0
2 450
2 450
2 145
2 170
855
1 035
760
805
510
550
Germany
Russia, Ukraine, Byelorussia
UE 15 (without Germany)
New EU member states
The rest of the world
I half of 2005
I half of 2006

Departures from Poland. In the period of 6 months of 2006, the reported number of Poles travelling abroad amounted to 20.4 million (12.9% more than in 2005).

Forecasted tourist traffic. According to the forecasts of the Institute of Tourism, the average annual growth in the number of tourists' arriving in Poland in the years 2005 – 2010 will amount to 4.5%. The number of tourists from Germany may be expected to increase at a similar rate. The number of tourists arriving from Russia, Lithuania, Byelorussia and the Ukraine will also go up but at a slower rate. We anticipate a considerable increase in incoming traffic from the non-neighbouring 15 EU member states (at a rate of 7.4% annually), North America and other overseas countries (10% per annum). The total number of tourists arriving in Poland will rise from 15.2 million in 2005 to 19 million in 2010.

According to the forecast, in 2006 the number of tourists will amount to 16.3 million, and 16.8 million in 2007.

A change is expected to occur in the structure of tourists visiting Poland. The expected changes in the structure of arrivals means that the volumes of basic segments: arrivals for typical tourist and business purposes will increase at a faster rate (on average approx. 6% per year) than the total number of tourists. This will be reflected in an increase in the number of tourists who stay at collectiveestablishments offering accommodation . Following a growth in 2004 and 2005, we do not expect any considerable modification in the number of transit trips in the years to come.

Hotel services market.

Chart 4. Market share of hotels of the Orbis Hotel Group*



80%
60%
40%
20%
0%
41,1%
42,5%
27,5%
32,0%
42,5%
42,5%
44,5%
41,0%
63,5%
60,1%
45,3%
44,7%
49,1%
43,4%
11,5%
11,5%
Warsaw
Kraków
Katowice
Tri-City
Poznań
Wroclaw
Szczecin
Vilnius
I - VI 2005
I - VI 2006

** Total of Orbis S.A., Hekon-Hotele Ekonomiczne S.A. and UAB Hekon hotels, including hotels operated under a management contract.*

The Warsaw market. No new hotel establishment became operational in the 1st half of 2006. The increase in the Orbis Hotel Group's market share by 1.4 percentage point results from the fact that the Ibis Stare Miasto and Mercure Fryderyk Chopin hotels are included in the analysis and from 2006 are presented in the Warsaw market.

In December 2006, a 180-room Etap hotel, currently being constructed on the site of the former Solec hotel, will be added to the hotels in the Orbis Hotel Group.

The opening of the 5-star Hilton hotel (313 rooms) has been postponed and will most probably take place at the turn of 2006/2007.

The Kraków market. One hotel was opened on the Kraków market – the 4-star Stary Hotel (53 rooms) located on the Rynek Główny. The growth in the market share held by the Group of 4.5 % points is attributable to the fact that the list of competitive hotels does not include those which used to be competitive vis-à-vis the closed Wanda hotel and those hotels which stopped being competition of the 1st degree owing to the size, product and target client group.

Plans for the year 2006 provide for the opening of one hotel, namely the Qubus hotel (194 rooms).

The Katowice market. On the Katowice market (covering also Sosnowiec and Zabrze) the Group hotels' market share did not change.

A total of approx. 100 rooms in three hotels are scheduled to become operational by the end of 2006.

Tri-City market. In the semi-annual period 2006, no new competitive hotel was opened on the Tri-City market. 55 new rooms were added to the hotel base as a result of the expansion of some of the existing hotels.

No information is available on the hotels which are planned to be opened this year.

The Poznań market. In the 1st half of 2006, no new hotel began operating in Poznań. The three star System Hotel (108 rooms) was added to the list of competitive hotels.

One three-star hotel (82 rooms) located at Ułańska street in Poznań is planned to be opened by the end of 2006.

The Wrocław market. No new hotel was opened on the Wrocław market in the 1st half of 2006.

In the nearest future, the three star System Hotel (100 rooms) at al. M. Kromera is planned to be opened.

Szczecin market. On the Szczecin market, no changes in the hotel base which would be significant for the Group's hotels occurred in the 1st half of the year 2006. In the 4th quarter of the current year the Orbis Hotel Group will expand to include the 120-room Etap Hotel created as a result of the conversion of the Reda Hotel which was closed down in 2005.

It is highly unlikely that new hotels will become operational by the end of 2006.

Vilnius in Lithuania. The market share of the Novotel in Vilnius did not change compared to last year and stands at 11.5%. One new hotel with approx. 100 rooms (the Kempiński) is scheduled to be opened by the end of the year

Travel agents' market. In the 1st half of the current year, two chief trends were observed in tourist industry which impact the result generated by the PBP Group:

- the development of foreign outgoing traffic, particularly charter operations;
- a drop in sales of stays offers to foreign clients in Poland by travel agents given the development of sales of services via the Internet and the expansion of airlines which offer low prices, the so-called low costs carriers.

The Company's estimated share in the tourist services' market amounts to approx. 8-10% and 10-12% in the transport tickets market.

Road services, passenger transport and vehicle rental markets The Company's activities concentrate on three segments of widely understood transport services, i.e. international and domestic coach transport, short-term car rental and car leases with a full scope of services and fleet management (the so-called CFM service).

Passenger transport: within this segment, the Company provides domestic and international passenger transport services and ranks among Poland's top carriers.

The Company is one of Poland's biggest companies offering international coach transport services; the estimated share in the transport market is at a level of 16%. The bus transport market is highly fragmented (approx. 1,800 carriers). The strongest competitors include Eurolines (an association of 14 large carriers) and Eurobus (an association of 15 carriers), Sindbad and Agat.

The market has a low entry threshold, which has consequently brought about an excessive supply of services. The first signs indicating that passengers are shifting to use the services of cheap air carriers have been observed.

Competition in the transport segment mainly involves acquiring the services of agents to sell tickets by offering increasingly higher commissions.

With regards to local coach transport, the Company which is participating in the process of the privatization of the state-owned bus transport enterprises, commenced – as apart of the adopted strategy – developing transport services on the local market. The potential of subsidiaries is used to complement servicing of international lines. The addition of local transport services to the offer will allow for further expansion on the transport market.

In 2005, fuel prices went up significantly which is reflected in the profitability of coach transport. The prevailing, relatively high prices of fuel will inhibit the efficiency of this line of business.

The structure of traffic in transport networks is affected by location on transit routes and volume of trade. The most intensive traffic goes from Poland to the west, through Germany (over half of the international transport from/to Poland).

Car Fleet Management (CFM). Orbis Transport is engaged in long-term rental activities based on a Franchising Agreement concluded with Hertz International. The estimated market share amounts to approximately 4%; the Company is rated among the top ten CFM companies in Poland (there are approximately 30 large and 100 small companies on the market). The top ten companies manage approximately 85% of the market, estimated at approximately 50 thousand vehicles.

The operations include financing vehicles purchased for customers and fleet management. It is a developing market segment with increasing competition, including price competition resulting in declining margins.

The results of the leases sector for the 1st half of 2006 were better than assumed. The value of leased assets grew by approximately 28% compared with the corresponding period of 2005. According to a report published by Związek Przedsiębiorstw Leasingowych (ZPL – Leasing Company Report) the total net value of leased non-current assets amounted to PLN 8.26 billion in the 1st half of 2006. The report encompasses data provided by 33 lease companies. It is estimated that the total net value of assets leased by all companies operating in Poland amounted to approximately PLN 8.5 billion.

In addition it should be noted that vehicle leases in the 1st half of 2006 remained at a high level despite the unfavourable conditions prevailing on the vehicle sales market. Results confirm the growing trend of the leases market observed for the last four years and assuming that there will be no major, negative changes in the legal environment, the further development of this sector of financial services is expected.

Short-term rental (Rent a Car). Orbis Transport is also engaged in Hertz Rent a Car operations under a Franchising Agreement with Hertz. It is a market leader of short-term vehicle rental in Poland maintaining an estimated share of the business rental market of approximately 30%. The biggest competitors are AVIS (approximately 30%) and Europcar (approximately 15%). The Company has achieved a stable, high market position and its further development is expected in the context of market growth, foreign investments and economic development.

Games market. The amount taxable by the tax on games is used to measure the share of the casino and games parlours market. The share of Orbis Casino on the casinos market, estimated in accordance with the above definition, amounts to 30.2% and to 10.2% on the games parlours market.

2.1.3 Legal environment

Due to change in the division of tasks and competencies of local authorities some regulations were amended in 2005 including, but not limited to, provisions influencing the hotel and tourism business operated by Orbis Group companies. As a result of the amendment, some tasks and competencies stipulated in the Law on Tourism Services of 29 August 1997 were transferred from the Heads of Voivodships to Voivodship Marshals as of 1 January 2006.

The Minister of Economy published three regulations which are important for the business operations of Orbis Group companies, i.e., in the Journal of Laws No. 15, item 104, Regulation on Tourist Guides and Tour Pilots of 17 January 2006; in the Journal of Laws No. 22, item 169, Announcement of the Minister of Economy of 24 January 2006 on the Publication of a Consolidated Text of the Regulation of the Minister of Economy and Labour on Hotel Buildings and other Buildings used to Provide Hotel Services, Consolidated Text of the Law attached to the Announcement, and in the Journal of Laws No. 30, item 214, Announcement of the Minister of Economy of 27 January 2006 on the Publication of a Consolidated Text of the Regulation of the Minister of Economy on Charges Related to the Classification of Hotel Buildings, Consolidated Text of the Law attached to the Announcement.

In addition, the Regulation of the Minister of Finance of 13 April 2006 on Types of Information which may violate the equitable interest of the Issuer and actions available to the Issuer due to delay in the publication of Confidential Information was published in the Journal of Laws No. 67, item 476. The Regulation stipulates types of information

which can violate the issuer's (Orbis S.A.) interest if published, and the actions available to the issuer due to the delayed publication of confidential information.

2.2 Internal Factors

2.2.1 Strategy of the Orbis Group

The Management Board of Orbis S.A. presented the strategy of the Orbis Group for 2005-2009 (Current Report 10/2005) and published a forecast of selected financial items for the above-mentioned period, in March 2005. An updated strategy of the Orbis Group for 2006-2010 (Current Report 9/2006) including a forecast of selected financial items was published in May 2006.

Orbis Group's Development Strategy for 2006-2010 assumes the introduction of the Etap brand to the Polish market, the continued development of the successful Ibis brand and the modernization of a reduced number of Orbis hotels in accordance with the requirements of the Accor Group – the target brand. In accordance with the current strategy, the number of economy hotels will grow from the current 9 to 44. The development of the chain will primarily be achieved by the construction of new hotels, and to a limited extent by conversions. Following the implementation of the approved investment programme, the share of rooms in economy hotels in the total number of the Group's hotel rooms will amount to over 40%, and the share of economy hotels in the total number of hotels will amount to 53%. The updated strategy assumes a strengthened share of the economic sector, and in particular in the group of successful Ibis hotels. Consequently, by the end of 2010 the Orbis Group will operate 83 hotels with a total number of 13.6 thousand rooms.

Orbis will spend a total of PLN 863 million to implement the Strategy. Expenditure on the continued, comprehensive modernization of hotels including refurbishment expenditure will amount to PLN 327 million. The costs of construction and development of Etap and Ibis economy hotels, and the development of other brands will amount to PLN 487 million and PLN 49 million, respectively. Orbis plans to sell some of its assets to improve the utilization of the Group's assets and acquire additional funds to finance its investment projects.

The following actions were implemented during the 1st half of 2006 as part of the Strategy:

- Completion of the 1st stage of modernization of the Grand Hotel in Sopot which commenced operating under the Sofitel brand on 15 June 2006;
- Conversion of the Tranzyt Hotel in Częstochowa and the Reda Hotel in Szczecin to the Etap brand; the Etap Częstochowa hotel was commissioned for operation in mid-August 2006;
- Construction of a new Etap hotel on the site of the former Solec hotel; completion is planned for December 2006;
- Advanced preparation work for the construction of new hotels on plots of land owned by Orbis S.A. in Wrocław, Kraków, Gdańsk, Gdynia, Lublin, Katowice;
- Modernization of selected Orbis hotels in order to modify them to the standard of Accor brands (the Grand in Warsaw, the Novotel Centrum Poznań, the Novotel Centrum Gdańsk, the Novotel Centrum Katowice, the Posejdon Gdańsk);
- Research on new markets and search for new plots of land in the cities identified in the Strategy in order to construct Etap and Ibis hotels;
- Analysis of investment capacities in capitals of the Baltic States.

2.2.2 Investment Program

Table 10. Major areas of capital expenditure in the Group

Entity	In PLN thousands
Orbis S.A.	69,255
Hekon – Hotele Ekonomiczne S.A.	299
PBP Orbis Group	2,817
Orbis Transport Group	44,503
Orbis Casino Sp. z o. o.	5,735

During the 1st half of 2006, **Orbis S.A.** incurred capital expenditures amounting to PLN 69.3 million and paid advance payments for contractors and suppliers amounting to a total of PLN 24.1 million earmarked for the modernization of hotels together with refurbishment and change in equipment, the modernization of technical installations including, but not limited to, fire safety systems. The construction and modification of 3 Etap brand hotels, preparations for the construction of additional economy hotels, the purchase of non-current assets necessary for on-going business operations and the purchase of IT hardware and software, were all well-advanced.
The total financial commitment in the reporting period amounted to over PLN 93.4 million, and liabilities on concluded agreements and orders signed for implementation in 2006 amount to an additional PLN 87.5 million.

The most important modernization projects during the reporting period from the point of view of works and financial commitment per hotel:

- The **"Grand" hotel in Warsaw** – modernization works are underway related to comprehensive refurbishment and rebranding to the Mercure brand. Following approval of the investment budget and the schedule for refurbishment works, the preparation of necessary opinions, experts' opinions and technical documentation, a Supplementary Investor, General Contractor and a coordinator for the supply of furniture were selected. Construction, assembly and installations works are currently underway. Planned completion of the hotel's modernization project – 3rd quarter of 2007.
- The **"Grand" hotel in Sopot** stopped operations in November 2005. Modernization and conversion to the Sofitel brand started in early 2006. A section of the modernized hotel was opened for guests on 15 June 2006 (approximately 70 rooms, common areas and a casino). Work in other hotel rooms, conference rooms, technical premises and a recreational centre, including a pool, are underway. Another 2 floors were commissioned for operation on 17 August 2006. Planned commissioning of the section of the hotel currently being modernized – 3rd quarter of 2006.
- Modernization of the hotel section of the **Novotel Centrum in Gdańsk,** including the replacement of furniture and equipment, was completed in June 2006. Hotel rooms were modernized in accordance with the Novotel Novation standard.
- The 1st stage of replacement of the façade, including replacement of balcony handrails in the **"Posejdon" Hotel in Gdańsk** was completed. Works commenced on the preparation of the 2nd stage of works which will be completed in the 1st quarter of 2007.
- Modernization of 3 hotel floors, including the replacement of furniture and equipment in accordance with the Novotel Novation standard, and assembly of smoke removal installation was completed in the **Novotel Centrum in Katowice**. Design work related to the modernization of common areas and the improvement of fire safety are currently underway. Planned completion of the said task – late 2006 / early 2007.
- **The Novotel Bronowice in Kraków** completed modernization of 3 hotel floors including the replacement of furniture and equipment in accordance with the Novotel Novation standard. Preparations for the improvement of fire safety, a task which will be completed by late 2006 / early 2007, are currently underway.
- The **"Mercure Mrongovia" hotel in Mrągowo** commenced the modernization of its façade and roofing of the conference rooms. Planned completion of works – September 2006. In addition, works are underway to prepare a construction design for the improvement of fire safety. The implementation of the programme will be completed in late 2006 / early 2007.
- **The Mercure Hotel in Opole** commenced modernization of a conference section. Planned completion – October 2006. Similarly to other hotels, the hotel commenced works related to the improvement of fire safety.
- **The "Mercure Panorama" Hotel in Wrocław** completed work on documentation and the selection of a contractor, and commenced the modernization of common areas (reception hall, restaurant). Planned completion of works – by the end of 2006.

Minor modernization works were conducted in the following hotels in the 1st half of 2006: the Mercure Kasprowy in Zakopane, the Novotel Marina in Gdańsk, the Mercure Helios in Toruń, the Sofitel Victoria in Warsaw, the Zamojski in Zamość, the Mercure Unia in Lublin, the Novotel Malta in Poznań. Preparatory work related to future modernization projects were performed in the Novotel Centrum in Poznań (the 3rd stage - modernization of common areas), the Mercure Hevelius in Gdańsk.

Capital expenditure incurred by other hotels was related to planned, minor modernization projects, the purchase of non-current assets, including IT hardware and software.

The process of preparing the construction of **ETAP and IBIS economy brand hotels** which was initiated in 2005 is underway. The process is planned for a few years. The construction of the Etap Solec in Warsaw is underway. The hotel will be commissioned for operation in December 2006. The Etap Tranzyt in Częstochowa was commissioned for use after conversion on 14 August 2006.

Preparatory design works related to the construction of Etap and Ibis hotels in Gdańsk, Gdynia, Katowice, Kraków, Lublin, Szczecin, Warsaw and Wrocław are underway – experts' opinions, opinions, technical documentation, actions related to acquisition of necessary permits, etc are being prepared.

IT expenditure related to the following issues amounting to approximately PLN 1.3 million were included in capital expenditure incurred by Orbis S.A. during the 1st half of 2006:

- Regionalization and restructuring of the Company
  - Regionalization of the Financial and Accounting system (2/3 of the tasks were completed);
  - Regionalization of HR and Payroll system (1/2 of the tasks were completed);
  - Regionalization of IT, marketing and sales services;
  - New interfaces between systems taking into consideration the regional circulation of data - FK <-> KP interface - completed, FO -> FK – design works are underway;

- Changes in the circulation of information in the Company (a new operating reporting system, modification of data warehouses, modification of Intranet, etc.);
- Continued implementation by Orbis S.A. of large systems and solutions including OrbisOnLine, WWW, corporate customer service, rate data-base, etc;
- Continued standardization of the IT infrastructure and replacement of worn assets;
- Completed installation and implementation of new platforms and technologies in the central node;
- Replacement of Front Office systems in 2 hotels;

- Preparatory works (not involving any expenses in the 1st half of 2006) related to the following projects:
  - IT security policy;
  - System tools for the whole Company;
  - General technological and functional modernization of OrbisWAN network;

  Capital expenditure on the above-mentioned tasks is planned for the second half of 2006.

Considering the implementation of the projects listed in the previous point and the continuation of some of the tasks mentioned earlier, capital expenditure on IT planned for the 2nd half of 2006 will be significantly higher than in the 1st half of 2006 and will amount to PLN 3.7 million. The total budget planned for 2006 will amount to PLN 5.0 million.

Capital expenditure incurred by **Hekon S.A.** in the 1st half of 2006 amounted to PLN 299 thousands and was mainly earmarked for buildings and structures, machinery and equipment and other non-current assets, including the purchase of software.

Capital expenditure incurred by **PBP Orbis Group** in the 1st half of 2006 amounted to PLN 2,817 thousand and was earmarked for the purchase of means of transport (purchase of coaches), computers sets and IT systems supporting the sales process. Over a longer time the new systems will increase the value of sold services. In the short-term, the Company and the Group plan to continue their investment program consisting of expenditure on the development of new technologies, including completing the implementation of an integrated system.

Capital expenditure incurred by the **Orbis Transport Group** in the 1st half of 2006 amounted to PLN 44,503 thousand and included first and foremost the purchase of vehicles for public transport lines (coaches and buses), short-term car rentals (owing to the need to ensure the age of the fleet was consistent with the Franchising Agreement) and lease.

Capital expenditure incurred by **Orbis Casino Sp. z o.o.** amounted to PLN 5,735 thousand and was mainly earmarked for the purchase of new automated games and devices in order to maintain its position on the casinos and games parlours market.

2.2.3 Legal matters

The most important legal claim for Orbis S.A. is:

Legal claims - description	Date of launching the legal proceedings	Parties to the proceedings	Company's stance
Proceedings for invalidation of the notice of termination as a result of violation of the procedures applicable to mass lay-offs in connection with the liquidation of the Orbis S.A. Europejski Hotel Branch in Warsaw and claim for compensation amounting to PLN 67,200 for termination of employment in violation of the law. Employees who continue to be engaged in the dispute with Orbis S.A. have reduced the value of their claims from PLN 67,200 to 3-times the sum of the last monthly salary (the average monthly salary of Hotel employees amounts to approx. PLN 2,500). Presently, the employees' claims are based on Article 45 § 1 of the Labour Code.	from July 2005 to end of September 2005	Plaintiffs: approx. 130 employees of the liquidated Orbis S.A. Europejski Hotel Branch in Warsaw, Defendant: Orbis S.A.	Orbis S.A. is applying for dismissal of all the claims. To date, several dozen hearings have been held before the District Court in Warsaw during which, owing to the identity of claims, the Court combined individual claims filed by employees into one case (as a rule, three statements of claim are merged into one case). Currently, approx. 75 % of the employees (plaintiffs) have withdrawn their suites and waived their claims. Additionally, the Court is reducing the number of statements of claim depending on which statement of claim filed by an employee –plaintiff (for determination of the invalidity of the notice of termination or for compensation) was the first to have been served on Orbis S.A.. The Court dismisses the second statement of claim of the employee.

2.2.4 Employment and payroll&related expenses

The average employment level in the 1st half of 2006 in **Orbis S.A.** was 13.0% lower than in 2005. This was the result of closing the Tranzyt, Wanda, Europejski, Reda, Grand Sopot and Solec hotels in the 2nd half of 2005 and reducing employment in other hotels by 6.4% during 2005.

The decrease in employment in the support services groups is faster than in the room and catering departments. The significant staff reduction in commercial activities was related to the transfer of mini-bars to the catering department.

The ratio of employment per one room available in hotel branches declined from 0.44 to 0.41.

Table 11. Employment in Orbis S.A. (in full time jobs)

	I – VI 2006	I – VI 2005	Change in %
I. Hotel services /1. to 5./	2,801.1	3,229.4	-13.3%
1. Room department	1,031.2	1,170.7	-11.9%
2. Catering department	1,675.6	1,908.3	-12.2%
3. Miscellaneous services	46.0	55.3	-16.8%
4. Support services	39.5	68.6	-42.4%
5. Commercial activities	8.8	26.5	-66.8%
II. General administration and management	691.4	785.6	-12.0%
III. Property operation and maintenance	360.7	424.0	-14.9%
IV. Marketing	212.3	234.2	-9.4%
TOTAL:	**4,065.5**	**4,673.2**	**-13.0%**

Costs of termination benefits and indemnifications related to liquidation of 136 jobs amounted to PLN 3.3 million. In addition, the provision set up in 2005 by the Head Office for restructuring costs related to regionalization and the costs of closing the Grand Hotel in Sopot amounting to PLN 1.5 million was utilized.

Wages and salaries paid amounted PLN 73.0 million and were 10.6% lower than the amount paid in 2005. Taking into account comparable data, i.e., excluding hotels closed in 2005, total wages and salaries decreased by 3.8% with the average remuneration of PLN 2,993 growing by 2.8% compared with 2005.

Payroll&related expenses decreased from PLN 104.4 million to PLN 93.3 million, i.e., by 10.7%, primarily due to closing 6 hotels. Payroll&related expenses decreased by 4.0%, taking into consideration only operating hotels.

The process of rationalization of employment in hotels continues. The regionalization of financial and accounting services, HR and payroll services, IT, sales services, technical services is resulting in a further decrease in the Company's payroll costs.

Employment in **Hekon S.A.** as at the end of the 1st half of 2006 amounted to 441.1 full time jobs and was 3.3% higher than at the end of 2005. Payroll&related expenses during the 1st half of 2006 amounted to PLN 10,920 thousands and were 8% higher than in 2005.

As of the report date employment in **UAB Hekon** amounted to 27 full time jobs, and in **Orbis Kontrakty Sp. z o.o.** just 4 full time jobs.

Employment in **PBP Orbis Group** as at the end of the 1st half of 2006 amounted to 557 full time jobs (552 and 5 in PBP Orbis and Orbis Nowy Jork, respectively) and was 1.3% lower than in the corresponding period of 2005 due to the removal of INTER Bus from consolidation, which was sold to Orbis Transport Sp. z o.o. In the 1st half of 2006, payroll&related expenses amounted to PLN 14,611 thousands and were 0.3% lower than payroll&related expenses in the 1st half of 2005.

Employment in Orbis Transport Sp. z o.o. amounted to 215 full time jobs and increased by 10% compared with 2005. Employment in **Orbis Transport Group** amounted to 935 full time jobs (a decrease of 3.6%). Payroll&related expenses in the 1st half of 2006 amounted to PLN 16,816 thousands and were 4.7% lower than in the 1st half of 2005.

Employment in **Orbis Casino Sp. z o.o.** as at the end of the 1st half of 2006 amounted to 677 full time jobs and was slightly higher than during the same period of 2005 (an increase of 3 full time jobs). Payroll&related expenses amounted to PLN 11,489 thousands and were 2.6% lower than costs in the 1st half of 2005.

2.2.5 Other significant internal factors

Payment of dividend

The General Shareholders' Meeting of "Orbis" S.A. was held on 28 June 2006. The Meeting adopted resolutions including the approval of the Directors' Report on the Operations of "Orbis" S.A., approval of the financial statements of "Orbis" S.A., distribution of the net profit for 2005 through payment of dividend amounting to PLN 15.6 million, i.e., a 0.34 PLN/share, approval of the annual consolidated financial statements of the "Orbis" S.A group, change of remunerations of members of the Supervisory Board of "Orbis" S.A. The full contents of the resolutions are available on the Company's Internet site at www.orbis.pl.

For the fifth, consecutive year Orbis S.A. paid dividend to its shareholders. The distributed dividend remains at a level of 19-50% of the net profit.

Changes in management

Ms. Jolanta Wojciechowska de Cacqueray Valmenier, a member of the Management Board of "Orbis" S.A. gave in her resignation with immediate effect as member of the Management Board of "Orbis" S.A. by a written notice dated 14 March 2006.

By its Resolution on the appointment of a Member of the Management Board of "Orbis" S.A. for the 6th tenure dated 15 March 2006, the Supervisory Board of "Orbis" S.A. appointed Mr. Alain Billy as member of the Management Board of "Orbis" S.A. as of 20 March 2006.

Selection of an auditor

The 2006 financial statements of Orbis S.A. and the Orbis Group will be audited by PricewaterhouseCoopers. The Company will audit the reports for the second consecutive year, since in 2005 the Supervisory Board selected an auditor responsible to audit the 2005-2007 financial statements.

Corporate governance statement

The Company published a corporate governance statement in its current report no. 16/2006 available on the Company's Internet site at www.orbis.pl

3 FINANCIAL RESULTS OF THE ORBIS GROUP

3.1 Income statement

Table 12. Income statement of the Orbis Group

in PLN thousand	I-VI 2006	I-VI 2005	% change
Net sales of products, goods and raw materials	473 015	470 595	0,5%
% share in total revenues	**96,19%**	**94,05%**	**2,1%**
Cost of goods sold	(358 792)	(361 024)	-0,6%
Selling and marketing costs	(24 291)	(24 265)	0,1%
Administrative expenses	(76 686)	(77 625)	-1,2%
of which:			
-depreciation & amortization	(68 518)	(63 990)	7,1%
- staff costs	(135 298)	(147 311)	-8,2%
- outsourced services	(156 313)	(144 591)	8,1%
% share in total costs	**96,56%**	**95,36%**	**1,2%**
Other operating income	14 969	26 510	-43,5%
Other operating expenses	(8 068)	(14 240)	-43,3%
Operating profit - EBIT	**20 147**	**19 951**	**1,0%**
EBITDA	**88 665**	**83 941**	**5,6%**
Profit (loss) on sale of subsidiaries, affiliated and associated companies		13	-100,0%
Finance income	2 451	2 753	-11,0%
Finance costs	(8 293)	(8 280)	0,2%
Interest in associates	1 291	497	159,8%
Profit (loss) before tax	**15 596**	**14 934**	**4,4%**
Income tax	(3 890)	(6 019)	-35,4%
Loss from discontinued operations			
Net profit (loss)	**11 706**	**8 915**	**31,3%**
EBIT margin (EBIT/Revenues)	4,3%	4,2%	0,0%
EBITDA margin (EBITDA/Revenues)	18,7%	17,8%	0,9%

Sales of the Group increased by 0.5% in the current bi-annual period against the 1st half of 2005:

Sales of the Orbis Hotel Group (after taking into account consolidation between the Companies forming the Group, i.e. Orbis S.A., Hekon Hotele Ekonomiczne, UAB Hekon, Orbis Kontrakty) went down by 0.7% in the 1st half of 2006, which is attributable to the fact that a few hotels owned by Orbis S.A. were closed down in 2005 in order to be modernized, liquidated or sold. These hotels include: the Reda Hotel in Szczecin, the Tranzyt Hotel in Częstochowa (these hotels are being modernized, once re-opened, they will operate under the Etap brand), the Solec Hotel in Warsaw (pulled down, a new hotel to operate under the Etap brand is being constructed on the site), the Grand Hotel in Sopot (after the hotel is modernized and re-opened, it will operate under the Sofitel brand), the Wanda Hotel in Kraków (sold) and the Europejski Hotel in Warsaw (reinstated to the owners). From this group of hotels, only the Grand Sopot (approx. 70 rooms) resumed operations in June this year. Apart from the effects of discontinuing the operations of the 6 hotels mentioned above, it should be added that factors determining the demand in hotel business also include the weather and climate. A long and frosty winter, cold weather in the spring, including the Easter period and at the beginning of May (i.e. the period that Poles willingly choose for domestic travel) contributed to a reduced demand for the services offered by upper-scale hotels (such as the Novotel, Mercure and Sofitel). Also, the World Cup in Germany held in the 2nd quarter of 2006 adversely impacted the performance of hotels in Poland. Ibis hotels belonging to Hekon Hotele Ekonomiczne S.A. reported a growth in sales in the 1st half of 2006, resulting from an increased occupancy rate. This testifies to the increasing popularity of this relatively inexpensive brand, particularly among Polish tourists.

Annual sales of the Hotel Group are of seasonal nature. The prevailing part of sales is generated in the 3rd quarter of the year. The 2nd quarter of the year is second in terms of share in sales, the 4th quarter is ranked third and the 1st quarter comes last. The last half-year was a period in which the tourist season is slowly commencing and developing, and the end of the period is marked by a higher demand for tourist services, both on the part of business clients and tourists.

The decrease in sales of the Hotel Group, which has the greatest impact on the level of sales was offset by a favourable turnover in other business segments.

The PBP Orbis Group reported a 2.7% growth in sales in the current quarter of 2006. Despite a decline in revenues from domestic traffic and foreign incoming traffic, the PBP Group generated a growth is sales thanks to better performance in terms of the foreign outgoing traffic. This result was to a large extent influenced by attractive prices of trips which, in turn, followed from the prevailing strong zloty.

The Orbis Transport Group reported a 3.9% growth in sales, achieved owing to increased sales in all the major business segments of Orbis Transport as well as to a rise in sales generated by the company Interbus which belongs to the Orbis Transport Group.

The Group's **cost of goods sold** in the 1st half of 2006 went down by 0.6% compared to the corresponding period of 2005. This drop was achieved despite growing fuel prices that affect the operations of Orbis Transport and higher outlays for the preparation of the summer tourist services offer in PBP Orbis.

The selling and marketing costs of the Group remained at a similar level, as in the preceding year, and owing to the policy of curbing of **administrative expenses** in all the Group companies, they went down by a total of 1.2%.

Other operating income of the Group decreased considerably (by 43.5%) compared on a bi-annual basis, which was mainly impacted by the results of Orbis which recognized under operating income in 2005 the released provisions which had been created for court litigation related to the Europejski hotel and for costs of fees for perpetual usufruct of land. This item did not change noticeably in other Group companies.

Other operating expenses of the Group in the 1st half of 2006 decreased at a similar rate to other operating income (in the case of expenses – a drop of 43.3%) and, as in the case of income, it was the performance of Orbis which had the most impact on other operating expenses. A decline in this line of the income statement was brought about by setting up provisions for employment restructuring by the Company in the 1st half of 2005, which were utilized successively in the 1st half of 2006 without having an impact on the financial result .

As a consequence of the sales generated and the curbed operating expenses, the Group's **operating profit (EBIT)** generated in the 1st half of the current year amounted to PLN 20,147 thousand and was 1.0% higher than the profit for the 1st half of 2005.

In the same period, the Group's **operating profit before depreciation/amortization (EBITDA)** grew by 5.6% and amounted to PLN 88,665 thousand.

Finance income comprises chiefly interest on bank deposits and gains from exchange offices, and was 11.0% lower than in the 1st half of 2005.

Inversely to income, in the 1st half of 2006 **finance costs** grew slightly (by 0.2%). This item mainly includes interest on loans and borrowings.

As a result of the factors described above, in the 1st half of the current year, the Group generated a **net profit** of PLN 11,706 thousand, which means a 31.3% increase compared with the previous year.

\

Table 13. Financial results of the Orbis Group companies

in PLN thousand	I-VI 2006	I-VI 2005	% change
Orbis S.A.			
Net sales	270 938	283 869	-4,6%
EBITDA	74 430	74 270	0,2%
EBIT	22 683	24 629	-7,9%
Net profit	13 371	13 361	0,1%
Hekon - Hotele Ekonomiczne S.A.			
Net sales	55 405	48 504	14,2%
EBITDA	25 799	22 289	15,7%
EBIT	21 056	17 262	22,0%
Net profit	17 146	13 788	24,4%
UAB Hekon			
Net sales	5 568	4 787	16,3%
EBITDA	603	(348)	173,3%
EBIT	(78)	(1 057)	92,6%
Net profit	132	(875)	15,1%
Orbis Kontrakty			
Net sales	2 603	0	100,0%
EBITDA	2 205	(181)	1218,2%
EBIT	2 199	(181)	1214,9%
Net profit	1 783	(181)	985,1%
PBP Orbis Group			
Net sales	78 896	77 613	1,7%
EBITDA	(2 891)	(1 568)	84,4%
EBIT	(4 226)	(3 036)	39,2%
Net profit	(2 992)	(1 921)	55,8%
Orbis Transport Group			
Net sales	74 598	71 602	4,2%
EBITDA	14 125	14 594	-3,2%
EBIT	4 112	7 443	-44,8%
Net profit	2 858	4 934	-42,1%

3.2 Operating results of leading companies from the Group

The financial results of the Group and its companies are a consequence of their operating results.

3.2.1 Orbis Hotel Group

Despite the comparable occupancy rate and the lower number of rooms sold, in the 1st half of the current year the Orbis Hotel Group attained a growth in the Revenue per Available Room which amounted to PLN 100.2 and was 8.1% higher than in the 1st half of the previous year.

This result was impacted by a considerable increase in the Average Daily Rate (ADR) which grew from PLN 194.7 in the 1st half of 2005 to PLN 206.9 in the 1st half of the current year (a 6.3% growth).

The Revenue per Available Room (RevPAR) is the product of the occupancy rate and the Average Daily Rate (ADR) generated by the hotel in a given period.

Table 14. Industry ratios

Orbis Hotel Group*

	I-VI 2006	I-VI 2005	% change / change in % points
number of rooms	10 883	11 517	-5,5%
number of rooms sold	943 013	992 906	-5,0%
% structure of rooms sold			
Poles	43,6%	38,2%	5,4%
foreigners	56,4%	61,8%	-5,4%
business clients	64,2%	59,8%	4,4%
tourists	35,8%	40,2%	-4,4%
occupancy rate	48,4%	47,6%	0,8%
Average Daily Rate (ADR) in PLN	206,9	194,7	6,3%
Revenue per Available Room (RevPAR) in PLN	100,2	92,7	8,1%

* *The table shows collective results of hotels owned by Orbis S.A. and Hekon-Hotele Ekonomiczne S.A. It excludes the hotels managed under management contracts, as they are not consolidated at this level the (income statement includes the fee for the management of these establishments), and UAB Hekon due to the need for translation from LTL. Industry ratios for UAB Hekon are presented separately.*

Compared to the bi-annual period of 2005, the number of Poles staying at the Group's hotels went up (5.4%). At the same time, the number of business clients grew and this growth could translate into an increase in the Average Daily Rate. The reduced number of rooms results from the large number of modernizations and refurbishments which Orbis S.A. is carrying out in its hotels and from the discontinued operations (permanently or temporarily) of 6 hotels in the 2nd half of 2005.

3.2.1.1 Orbis S.A.

In the 1st half of 2006, the occupancy rate in Orbis S.A. hotels remained at a level similar to the corresponding period of the previous year. The Average Daily Rate grew quite considerably, by 7.4%, and so did the RevPAR, i.e. average revenue per available room (+6.8%). With regards to the structure of clients, the share contributed by business clients went up (66.0%). This fact coupled with the dynamic pricing policy pursued by the hotels contributed to the above mentioned growth in the average rate. Also, the share of guests from Poland increased and amounted to 43.3% of all rooms. Germans still constitute the most numerous group of foreigners.

Table 15. Industry ratios

Orbis S.A.

	I-VI 2006	I-VI 2005	% change / change in % points
number of rooms	9 370	10 004	-6%
number of rooms sold	759 180	825 834	-8,1%
% structure of rooms sold			
Poles	43,3%	37,5%	5,8%
foreigners	56,7%	62,5%	-5,8%
business clients	66,0%	60,3%	5,7%
tourists	34,0%	39,7%	-5,7%
occupancy rate	45,4%	45,6%	-0,2%
Average Daily Rate (ADR) in PLN	206,1	192,0	7,4%
Average Daily Rate in the business segment (ADR business) in PLN	230,8	222,7	3,6%
Average Daily Rate in the tourist segment (ADR tourist) in PLN	159,1	146,4	8,7%
Revenue per Available Room (RevPAR) in PLN	93,5	87,6	6,8%
Gross operating profit (GOP) in PLN '000	97 522,3	99 852,3	-2,3%
Gross operating profit (GOP) - % gross	37,0%	36,9%	0,1%

In the analyzed period, **operating income** was at a level of PLN 267.5 million and was 4.7% lower than in the previous year. In terms of individual departments, the income dynamics were as follows: room department - 98.7%, other income - 92.9%, catering department - 90.6% and telecommunications - 68.8%. The decline in income was impacted by the 6 hotels which were made inoperational in the 2nd half of the previous year, i.e.: the Tranzyt in Częstochowa, the Wanda in Kraków, the Reda in Szczecin, the Solec in Warsaw, the Europejski in Warsaw and the Grand in Sopot. Once the results were made comparable, i.e. the above hotels were eliminated from the 2005 results, the operating income grew by 2.1%.

The most considerable growth in income was reported by the hotels from the Wrocław market (an increase of 11.2%), followed by the Katowice market (1.8%). Hotels located in other urban agglomerations reported a decline in income: Poznań (a decline of 5.1%), Warsaw (of 5.8%), Kraków (of 6.6%), Szczecin (of 16.8%) and Gdańsk (of 17.4%). Once the closed down hotels were eliminated from the results for 2005, income was reported to have gone up on five out of the seven main markets. Thus, the growth dynamics in individual urban agglomerations is as follows: the Wrocław market (an increase of 11.2%), the Szczecin market (9.4%), the Warsaw market (7.6%), the Kraków market (3.7%), the Katowice market (1.8%), the Poznań market (a decline of 5.1%) and the Gdańsk market (a decline of 8.1%).

Operating expenses in the hotel department in the period January – June 2006 amounted to PLN 99.7 million and were 6.6% lower than in the previous year. When broken down into individual departments, the expenses dynamics were as follows: other expenses - 96.6%, room department - 95.3%, catering department - 92.4% and telecommunications - 69.8%. Because the growth in expenses was lower than the growth in income, the efficiency of the room department improved. The ratio of room department expenses to the GOP (measured as the share of expenses in operating income from this department) went down by 0.7% and amounted to 21.7%; the corresponding ratio for catering department expenses deteriorated by 1.3% and amounted to 68.0%.

In comparable conditions, operating expenses went up by 1.1%.

Undistributed expenses incurred in the period January – June 2006 were at a level of PLN 70.3 million, i.e. 5.3% lower than last year, as a result of a significant decline in the expenses of property operation and maintenance (a drop of 9.4%). After eliminating the closed hotels, undistributed expenses went up by 3.0%.

In the period January – June 2006, Orbis S.A. hotels generated a **gross operating profit (GOP)** of PLN 97.5 million, which translated into a drop of 2.3% compared to the corresponding period of 2005. The corresponding ratio (GOP) stands at 37.0% which translates into a rise by 0.1 % point.

The highest growth in the GOP was generated by the hotels operating on the Wrocław market (a growth of 28.7%), the Warsaw market (of 5.4%), followed by hotels on the Kraków market (by 4.2%) and the Katowice market (by 1.3%). Hotels from other urban agglomerations reported a decline in the GOP: Szczecin (a drop of 3.8%), Poznań (of 5.8%), and Gdańsk (of 30.6%). After eliminating the closed hotels from the 2005 results, five markets reported a growth in the GOP. In individual urban agglomerations, the growth figures were as follows: the Wrocław market (28.7%), the Szczecin market (20.0%), the Warsaw market (12.2%), the Kraków market (11.9%), the Katowice market (1.3%), the Poznań market (a drop of 5.8%) and the Gdańsk market (a drop of 16.3%).

3.2.1.2 Hekon-Hotele Ekonomiczne S.A.

In the 1st half of 2006, the Company reported a growth in the number of rooms sold (of 10%) and in the occupancy rate (of 6.1%) compared to the corresponding period of 2005. Poland's presence in the EU structures, easier and faster cross-border traffic and the continuous dynamic development of low-fare airlines resulted in an increased number of visitors in Poland.

The high quality of hotel services, confirmed by international polls, is an essential factor enabling such good results to be generated. The Average Daily Rate grew to PLN 210.1 against PLN 208.0 in the corresponding period of 2005 which was, to a large extent, attributable to a change in the EUR exchange rate. Total sales went up by 14.2% against the corresponding bi-annual period of the previous year. The gross operating profit (GOP) increased by 15.7%, the GOP/total operating income ratio reached a level of 58.2%.

As for the guest structure, similarly to the preceding periods, business stays outweigh tourist stays, while in terms of country of origin of the guests, foreigners continue to outnumber Poles. A similar trend was observed in the 1st half of 2005, but the share contributed by Poles to the structure of guests is growing slightly.

Table 16. Industry ratios

Hekon - Hotele Ekonomiczne S.A.

	I-VI 2006	I-VI 2005	% change / change in % points
number of rooms	1 513	1 513	0,0%
number of rooms sold	183 833	167 072	10,0%
% structure of rooms sold			
Poles	41,2%	38,4%	2,81%
foreigners	58,8%	61,6%	-2,81%
business clients	53,0%	57,5%	-4,50%
tourists	47,0%	42,5%	4,50%
occupancy rate	12150,2%	11042,3%	1108,0%
Average Daily Rate (ADR) in PLN	210,1	208,0	1,0%
Revenue per Available Rate (RevPAR) in PLN	141,1	126,9	11,2%
Gross operating profit (GOP) in PLN thous.	31 222,2	26 981,0	15,7%
Gross operating profit (GOP) - % gross	58,2%	56,6%	1,6%

3.2.1.3 UAB Hekon

UAB Hekon runs the Novotel Vilnius Hotel in Vilnius, Lithuania, which is the first hotel of the Orbis Hotel Group abroad. It was opened on 1 April 2004. In the 1st half of 2006, the hotel's occupancy rate was 53.8%, i.e. 2.6% higher than in the corresponding period of 2005.

Table 17. Industry ratios

UAB Hekon

	I-VI 2006	I-VI 2005	% change / change in % points
number of rooms	159	159	0%
number of rooms sold	18 144	17 259	5,1%
% structure of rooms sold			
Lithuanians	5,0%	4,0%	1,0%
foreigners	95,0%	96,0%	-1,0%
business clients	72,0%	70,0%	2,9%
tourists	32,0%	30,0%	6,7%
occupancy rate	53,8%	51,2%	2,6%
Average Daily Rate (ADR) in LTL	268,8	234,4	14,7%
Revenue per Available Room (RevPAR) in LTL	144,7	120,0	20,6%
Gross operating profit (GOP) in LTL thousand	3 173,1	2 449,8	29,5%
Gross operating profit (GOP) - % gross	52,6%	47,1%	11,7%

The Average Daily Rate (ADR) was LTL 268.8, so it was 14.7% higher than in the 1st half of 2005. The Hotel's RevPAR grew by 20.6% and was LTL 144.7. The majority of hotel guests were foreigners accounting for 95% of all guests. The share of business guests in the total number of rooms sold was almost 72%.

The gross operating profit grew by 29.5% and the efficiency measured as the share of the GOP in total operating income went up by 5.5% to reach a level of 52.6%.

3.2.2 PBP Orbis Sp. z o.o.

The increased number of clients compared to the corresponding period of the previous year was the effect of continually growing sales of the Travel Time offer of charter travel. A combination of low rates and the relatively good standard of the hotels on the charter travel offer enabled an increase in sales and high level of client satisfaction.

Table 18. Industry ratios

PBP Orbis Sp. z o.o.

	I-VI 2006	I-VI 2005	% change
number of clients using services of PBP Orbis	560 603	507 452	10,5%
number of participants of foreign trips purchased in PBP Orbis	20 041	16 445	21,9%
number of foreign tourists who visited Poland with PBP Orbis	35 029	43 024	-18,6%
sales network:			
- number of own sales offices	42	42	0%
- number of agents	1 467	1 340	9,5%

3.2.3 Orbis Transport Sp. z o.o.

In case of Orbis Transport, a considerable (29.2%) growth in the number of transported passengers was reported in the analyzed period. An increase (of 4.2%) was also reported in the number of kilometres covered. Similarly, other departments reported substantial growths compared to the corresponding period of 2005. In the 1st half of 2006, the number of car rentals increased by 18.6%, while the number of leased cars increased by 31.9%.

Table 19. Industry ratios

Orbis Transport Sp. z o.o.

	I-VI 2006	I-VI 2005	% change
number of persons transported by Orbis Transport coaches	145 296,0	112 429,0	29,2%
number of kilometres covered by Orbis Transport coaches	8 824 014,0	8 468 279,0	4,2%
number of car rental days in Hertz Rac	28 476,0	24 007,0	18,6%
number of contracts concluded within Hertz Lease	1 612,0	1 222,0	31,9%

3.3 Balance sheet

3.3.1 Balance sheet of the Orbis Group

Table 20. Consolidated balance sheet of the Orbis Group

In PLN thousand	As at 30 June 2006	As at 30 June 2005	% change in 12 months ended 30 June 2006
Non-current assets	1 979 996	1 869 383	5,9%
% share in balance sheet total	87,7%	87,1%	
Current assets	276 720	275 388	0,5%
% share in balance sheet total	12,3%	12,8%	
Non-current assets held for sale	726	674	7,7%
TOTAL ASSETS	**2 257 442**	**2 145 445**	**5,2%**
Equity	1 661 792	1 576 651	5,4%
% share in balance sheet total	73,6%	73,5%	
Liabilities and provisions	595 650	568 794	4,7%
% share in balance sheet total	26,4%	26,5%	
TOTAL EQUITY AND LIABILITIES	**2 257 442**	**2 145 445**	**5,2%**

Non-current assets.

This item is dominated by property, plant and equipment, predominantly - hotel buildings, premises and civil and marine engineering facilities, land and rights to perpetual usufruct of land. The most significant impact on this group of assets is exerted by changes in the balance sheet of the parent company, because this Company's assets predominate in the total value of property, plant and equipment. The level of non-current assets changed in the reporting periods as a result of: the sale of the building of the Wanda Hotel in Kraków and of the right to perpetual usufruct of plots of land connected with this hotel in Orbis S.A., and also in connection with the planned conversion into the Etap brand and construction of a new hotel, the liquidation of three branches of Orbis S.A.: the Reda in Szczecin, the Solec in Warsaw and the Tranzyt in Częstochowa. In addition, due to the end of dispute, the Europejski Hotel branch in Warsaw was liquidated in 2005. Additions in this item result predominantly from investments in non-current assets.

Current assets.

Other short-term receivables represent a dominant item of current assets and include, first and foremost, taxes, customs duties and social security receivable, prepaid tangible and intangible assets, and prepayments (chiefly on account of wages and salaries, taxes and fees and operating expenses). This item went up compared to the comparable period as a result of a significant growth in prepaid tangible assets brought about by higher capital expenditure on the modernization of hotels owned by Orbis S.A.. Simultaneously, however, there was a considerable decline in securities acquired to derive economic benefits. Coupled with minor changes in other items, current assets remained at a level nearing the previous year's figure.

Non-current liabilities and provisions.

The increase in non-current liabilities and provisions results, first and foremost, from the subsequent drawing on the borrowings which Orbis received for the purposes of implementing investment plans related to pursuing the development strategy adopted by the Group. Non-current liabilities are dominated by loans and borrowings accounting for over 86% of the total value of non-current liabilities and provisions. There were no major changes in other lines of this section of the balance sheet compared to the previous year.

Current liabilities and provisions.
The most important items of current liabilities and provisions include trade payables and other current payables. The most significant change in trade payables concerned prepayments for services received by the PBP Orbis. Other current payables include, first and foremost, costs of non-invoiced services. However, this item did not change. The growth in this line of current payables was brought about by the emergence of the liability related to the dividend due to the shareholders of Orbis S.A.

3.3.2 Balance sheets of companies from the Orbis Group

The following table shows balance sheets of individual companies within the Group.

Table 21. Balance sheets of companies from the Orbis Group

Orbis S.A.

In PLN thousand	As at 30 June 2006	As at 30 June 2005	% change in 12 months ended 30 June 2006
Non-current assets	1 986 943	1 899 355	4,6%
% share in balance sheet total	91,5%	91,0%	
Current assets	185 599	188 864	-1,7%
% share in balance sheet total	8,5%	9,0%	
TOTAL ASSETS	**2 172 542**	**2 088 219**	**4,0%**
Equity	1 604 048	1 537 851	4,3%
% share in balance sheet total	73,8%	73,6%	
Liabilities and provisions	568 494	550 368	3,3%
% share in balance sheet total	26,2%	26,4%	
TOTAL EQUITY AND LIABILITIES	**2 172 542**	**2 088 219**	**4,0%**

Hekon - Hotele Ekonomiczne S.A.

In PLN thousand	As at 30 June 2006	As at 30 June 2005	% change in 12 months ended 30 June 2006
Non-current assets	191 475	207 845	-7,9%
% share in balance sheet total	91,5%	91,0%	
Current assets	159 821	157 590	1,4%
% share in balance sheet total	8,5%	9,0%	
TOTAL ASSETS	**351 296**	**365 435**	**-3,9%**
Equity	340 743	335 526	1,6%
% share in balance sheet total	73,8%	73,6%	
Liabilities and provisions	10 553	29 909	-64,7%
% share in balance sheet total	26,2%	26,4%	
TOTAL EQUITY AND LIABILITIES	**351 296**	**365 435**	**-3,9%**

UAB Hekon

In PLN thousand	As at 30 June 2006	As at 30 June 2005	% change in 12 months ended 30 June 2006
Non-current assets	6 032	7 923	-23,9%
% share in balance sheet total	91,5%	91,0%	
Current assets	2 926	2 881	1,6%
% share in balance sheet total	8,5%	9,0%	
TOTAL ASSETS	**8 958**	**10 804**	**-17,1%**
Equity	4 490	1 264	255,2%
% share in balance sheet total	73,8%	73,6%	
Liabilities and provisions	4 468	9 540	-53,2%
% share in balance sheet total	26,2%	26,4%	
TOTAL EQUITY AND LIABILITIES	**8 958**	**10 804**	**-17,1%**

Orbis Kontrakty Sp. z o.o.

In PLN thousand	As at 30 June 2006	As at 30 June 2005	% change in 12 months ended 30 June 2006
Non-current assets	20	0	100,0%
% share in balance sheet total	91,5%	91,0%	
Current assets	3 438	83	4042,2%
% share in balance sheet total	8,5%	9,0%	
TOTAL ASSETS	**3 458**	**83**	**4066,3%**
Equity	2 004	-81	2474,1%
% share in balance sheet total	73,8%	73,6%	
Liabilities and provisions	1 454	164	786,6%
% share in balance sheet total	26,2%	26,4%	
TOTAL EQUITY AND LIABILITIES	**3 458**	**83**	**4066,3%**

PBP Orbis Group

In PLN thousand	As at 30 June 2006	As at 30 June 2005	% change in 12 months ended 30 June 2006
Non-current assets	27 434	26 497	3,5%
% share in balance sheet total	91,5%	91,0%	
Current assets	65 022	55 031	18,2%
% share in balance sheet total	8,5%	9,0%	
TOTAL ASSETS	**92 456**	**81 528**	**13,4%**
Equity	22 178	22 508	-1,5%
% share in balance sheet total	73,8%	73,6%	
Liabilities and provisions	70 278	59 020	19,1%
% share in balance sheet total	26,2%	26,4%	
TOTAL EQUITY AND LIABILITIES	**92 456**	**81 528**	**13,4%**

Orbis Transport Group

In PLN thousand	As at 30 June 2006	As at 30 June 2005	% change in 12 months ended 30 June 2006
Non-current assets	141 712	112 958	25,5%
% share in balance sheet total	91,5%	91,0%	
Current assets	47 090	37 765	24,7%
% share in balance sheet total	8,5%	9,0%	
Non-current assets held for sale	726	674	7,7%
TOTAL ASSETS	**189 528**	**151 397**	**25,2%**
Equity	58 285	54 045	7,8%
% share in balance sheet total	73,8%	73,6%	
Liabilities and provisions	1 243	97 352	-98,7%
% share in balance sheet total	26,2%	26,4%	
TOTAL EQUITY AND LIABILITIES	**59 528**	**151 397**	**-60,7%**

3.4 Cash flows

3.4.1 Cash flows in the Orbis Group

Table 22.

Orbis Group

in PLN thousand	I-VI 2006	I-VI 2005	% change
Cash flows from operating activities	63 842	86 912	-26,5%
Cash flows from investing activities	(107 735)	(52 924)	-103,6%
Cash flows from financing activities	33 066	(23 544)	240,4%
Total net cash flows	**(10 827)**	**10 444**	**-203,7%**
Cash and cash equivalents at end of period	70 873	50 706	39,8%

In the 1st half of 2006, the Companies forming the Group generated PLN 15,596 thousand profit before tax, which contributed to achieving positive (as in the 1st half of 2005) net cash flows from operating activities.

The largest positive adjustments of gross profit related to amortization/depreciation, change in current liabilities (chiefly in PBP Orbis Sp. z o.o.) and interest, while the most substantial negative adjustments concerned: changes in receivables and prepayments (predominantly in Orbis S.A. and PBP Orbis Sp. z o.o.), changes in inventories (mainly in PBP Orbis Sp. z o.o), profit on investing activities (generated mainly by Orbis Transport Sp. z o.o.) and shares of the net profits of entities measured using the equity method (Orbis Casino Sp. z o.o.).

In the 1st half of 2006, net cash flows from investing activities were (similarly to the 1st half of 2005) negative. Activities of this type were dominated by expenditure and cash proceeds connected with investing idle funds in short-term securities (Orbis S.A., PBP Orbis Sp. z o.o., Hekon – Hotele Ekonomiczne S.A.), expenditure on acquisition and proceeds from sale of property, plant and equipment and intangible assets (mainly in Orbis S.A. and Orbis Transport Sp. z o.o.).

Unlike in the corresponding period of the previous year, net cash flows from financing activities were positive in the 1st half of 2006. The most substantial cash proceeds were connected with drawing credit and loan facilities (Orbis S.A., Orbis Transport Sp. z o.o.). Major cash outflows related to: the repayment of credit and loan facilities (Orbis Transport Sp. z o.o., PBP Orbis Sp. z o.o., Orbis S.A.), payment of interest (mainly in Orbis S.A. and Orbis Transport Sp. z o.o.) as well as payments on account of finance leases (predominant transactions were executed in PBP Orbis Sp. z o.o and Orbis Transport Sp. z o.o.).

In the 1st half of 2006, the main source of financing for the operations of Hekon - Hotele Ekonomiczne S.A. and Orbis Kontrakty was the profit generated in the current period. AB Hekon financed its activities with current profit and payments to cover losses received from Hekon – Hotele Ekonomiczne S.A.. In the case of Orbis S.A., besides the positive result on operations an important role in the financing was played by the dividends received from Hekon - Hotele Ekonomiczne S.A. and the utilization of external source of financing (bank borrowings). With regards to Orbis Transport Sp. z o.o. and PBP Orbis Sp. z o.o the sources of financing and liquidity hedging were: the generated profit (Orbis Transport Sp. z o.o.), intra-group loans and overdraft facilities.

For the purposes of hedging against foreign exchange risk, all Companies in the Group use the mechanism of natural hedge. Moreover, in contracts concluded with clients for foreign outgoing tourist events, PBP Orbis Sp. z o.o reserves the right to change the price of services, including in the case of the exchange rate going up.

3.4.2 Cash flows of companies from the Orbis Group

3.4.2.1 Cash flows of Orbis S.A.

Table 23.

Orbis S.A.

in PLN thousand	I-VI 2006	I-VI 2005	% change
Cash flows from operating activities	12 289	43 021	-71,4%
Cash flows from investing activities	(71 870)	(32 126)	-123,7%
Cash flows from financing activities	39 798	(7 625)	621,9%
Total net cash flows	**(19 783)**	**3 270**	**-705,2%**
Cash and cash equivalents at end of period	16 460	14 822	11,1%

Net cash flows from operating activities reached a positive level in the 1st half of 2006 (similarly to the 1st half of previous year), and were by 71.4% lower than in the corresponding period of the previous year, despite the fact that the gross profit generated in the 1st half of 2006 was by only 8.9% lower compared to the 1st half of the previous year.

As usual, depreciation/amortization constituted the most significant positive adjustment of gross profit, while the most considerable negative adjustments related to: changes in receivables and prepayments, interest, change in current payables.

The positive cash flows from ordinary activities generated enabled in the 1st half of 2006 the operating profit to be utilized as the most important source of financing.

As in the previous year, net cash flows from investing activities were negative. Owing to the intensive implementation of the adopted development plan, net cash flows from investing activities were 123.7% higher than in the corresponding period of the previous year.

The most important cash inflows related to: the sale of short-term securities (acquired by investing temporarily idle funds), dividends received (from Hekon – Hotele Ekonomiczne S.A.), interest on loans granted to subsidiaries (Orbis Transport Sp. z o.o., PBP Orbis Sp. z o.o) and sale of property, plant and equipment and intangible assets..

Most significant cash outflows within the framework of investing activities included: expenditure on the acquisition of short-term securities, expenditures on property, plant and equipment and intangible assets, loans granted to subsidiaries (Orbis Transport Sp. z o.o., PBP Orbis Sp. z o.o).

Negative net cash flows from investing activities in the 1st half of 2006 confirm the dynamic development of the Company's potential through the modernization and expansion of the existing hotel base.

In the 1st half of 2006, net cash flows from financing activities, contrary to the corresponding period of the previous year, were positive.

Cash inflows were connected with a tranche of the credit facilities drawn pursuant to the fixed term credit facilities agreement with Bank Handlowy w Warszawie S.A. and Société Genérale S.A. Branch in Poland, Bank Zachodni WBK S.A. and Calyon S.A. as well as to a short-term loan drawn from a related party (Hekon - Hotele Ekonomiczne S.A.).

The main cash outflows within the framework of financing activities related to the payment of interest and commissions related to servicing existing debt and repayment of the principal instalments of the loan from BWE due in the current bi-annual period.

The negative cash flows from financing activities result from the loans used as an additional (besides the generated operating profit) source of capital.

3.4.2.2 Cash flows of Hekon-Hotele Ekonomiczne S.A.

Table 24.

Hekon - Hotele Ekonomiczne S.A.

in PLN thousand	I-VI 2006	I-VI 2005	% change
Cash flows from operating activities	17 115	12 798	33,7%
Cash flows from investing activities	(3 385)	(3 623)	6,6%
Cash flows from financing activities	(21 470)	0	-100,0%
Total net cash flows	**(7 740)**	**9 175**	**-184,4%**
Cash and cash equivalents at end of period	17 917	21 103	-15,1%

In the 1st half of 2006, similarly to the corresponding period of the previous year, the Company generated positive cash flows from operating activities, 33.7% higher than in the 1st half of 2005 which was connected to a considerable growth in the gross profit generated (of 21.9%).

The most significant item of positive adjustments was depreciation/amortization, while the negative adjustments related to: interest and changes in receivables and prepayments.

In the 1st half of 2006, the Company once again (as in the 1st half of 2005) reported a negative balance in cash flows from investing activities.

The main cash inflows were related to the sale of short-term securities, the repayment of part of a debt by a related party, UAB Hekon, and interest on loans granted to UAB Hekon and on bonds issued by Orbis S.A.

The most significant cash outflows within the framework of investing activities related to expenditure on the acquisition of short-term securities, granting a short-term loan for Orbis S.A. and payment for covering losses incurred by UAB Hekon.

The negative cash flows from financing activities in the 1st half of 2006 are a consequence of the payment in this period of the dividend due to Orbis S.A. (in 2005, the dividend was paid in the 2nd half of the year) and the settlement of finance lease liabilities (car fleet lease).

3.4.2.3 Cash flows of UAB Hekon

Table 25.

UAB Hekon

in PLN thousand	I-VI 2006	I-VI 2005	% change
Cash flows from operating activities	(192)	776	-124,7%
Cash flows from investing activities	(19)	(9)	-111,1%
Cash flows from financing activities	(1 354)	(185)	-631,9%
Total net cash flows	**(1 565)**	**582**	**-368,9%**
Cash and cash equivalents at end of period	2 019	1 890	6,8%

In the 1st half of 2006, despite a considerable improvement in the results on core operations and the generated gross profit (the Company generated a loss in the corresponding period of the previous year), net cash flows from operating activities were negative.

The most substantial positive adjustments of the gross financial result concerned amortization/depreciation. The most significant negative adjustments of the financial result were brought about by: change in receivables and prepayments, a change in current payables and foreign exchange losses.

In the 1st half of 2006, cash flows from investing activities were immaterial as the Company only purchased small items of equipment.

Within financing activities, in the 1st half of 2006, the Company reported only negative cash flows. The main cash outflows concerned the repayment of part of a debt to a related party (Hekon – Hotele Ekonomiczne S.A.), the current payment of interest on existing debt and payments under finance leases.

3.4.2.4 Cash flows of Orbis Kontrakty Sp. z o.o.

Table 26.

Orbis Kontrakty Sp. z o.o.

in PLN thousand	I-VI 2006	I-VI 2005	% change
Cash flows from operating activities	1 851,0	-138,0	1441,3%
Cash flows from investing activities	0,0	0,0	0,0%
Cash flows from financing activities	0,0	214,0	-100,0%
Total net cash flows	**1 851,0**	**76,0**	**2335,5%**
Cash and cash equivalents at end of period	3 376,0	76,0	4342,1%

In the 1st half of 2006, the Company reported positive cash flows from operating activities which, to a large extent, was attributable to the considerable gross profit generated in this period. The most important positive adjustments related to a change in receivables and prepayments, a change in non-current payables and depreciation/amortization.

In the 1st half of 2006, the Company did not report any cash flows from investing and financing activities.

3.4.2.5 Cash flows of the PBP Orbis Group

Table 27.

The PBP Orbis Group

in PLN thousand	I-VI 2006	I-VI 2005	% change
Cash flows from operating activities	13 750	7 826	75,7%
Cash flows from investing activities	(325)	(14 010)	97,7%
Cash flows from financing activities	2 582	2 438	5,9%
Total net cash flows	**16 007**	**(3 746)**	**527,3%**
Cash and cash equivalents at end of period	25 016	7 253	244,9%

In the 1st half of 2006, despite the generated negative gross financial result, net cash flows from operating activities were positive. The most significant positive adjustments to profit concerned a change in current payables, amortization/depreciation, the change in provisions and interest. The most substantive negative adjustments of the result were caused by a change in receivables and prepayments and a change in inventories.

Net cash flows from investing activities, similarly to the corresponding period of the previous year, were negative in the 1st half of 2006. The most important cash flows were related to the purchase and sale of securities and expenditure on purchases and proceeds from the sale of property, plant and equipment and intangible assets.

In the 1st half of 2006, as in the 1st half of 2005, net cash flows from financing activities were positive. The main cash inflows from this type of activity were related to a loan drawn from a related party (Orbis S.A.). The most significant

cash outflows related to the repayment of a loan drawn in 1999 for the purchase of real estate, the payment of finance lease liabilities and repayment of interest in connection with current servicing of the existing debt.

3.4.2.6 Cash flows of the Orbis Transport Group

Table 28.

Orbis Transport Group

in PLN thousand	I-VI 2006	I-VI 2005	% change
Cash flows from operating activities	17 923	22 669	-20,9%
Cash flows from investing activities	(40 009)	(10 919)	-266,4%
Cash flows from financing activities	21 377	(10 565)	302,3%
Total net cash flows	**(709)**	**1 185**	**-159,8%**
Cash and cash equivalents at end of period	6 085	5 501	10,6%

Net cash flows from operating activities in the 1st half of 2006 were positive (similarly to the corresponding period of the preceding year) thanks to the profit generated. The most significant adjustments to gross profit related to amortization/depreciation, the change in current payables, interest and foreign exchange losses. The most substantial negative adjustments to gross profit were caused by the profits from investing activities, the change in current receivables and prepayments and the change in inventories.

The investing activities in the 1st half of 2006, similarly to preceding periods, were dominated by expenditure on the purchase of property, plant and equipment (as part of the development and modernization of the existing car fleet for the operations related to short-term and long-term rental). The related high cash outflows were offset by inflows from the sale of the cars which were replaced.

Net cash flows in the 1st half of 2006, unlike in the corresponding period of the previous year, were positive. Inflows related to the drawdown of a loan from a related party (Orbis S.A.) and the utilization of the overdraft facility as a source of security for current liquidity. Cash outflows were related to: repayment of bank loans, the payment of interest on existing debt and the payment of finance lease liabilities.

4 ANALYSIS OF FINANCIAL STATEMENT RATIOS

On the basis of the financial statements (the balance sheet and the income statement), an analysis based on the following categories of ratios: profitability, turnover and financing has been made.

4.1 Profitability ratios

Return on equity (ROE)

	30 June 2006	30 June 2005
Net profit (loss)	11 706	8 915
Equity – opening balance	1 664 740	1 583 255
Equity – closing balance	1 663 034	1 574 366
Return on equity	**1.41%**	**1.13%**

This ratio shows the rate of return generated by capital invested in a business. In the 1st half of 2006, this ratio practically did not change, compared to the 1st half of 2005. Owing to the seasonal nature of the operations of the Orbis Group, profit is generated chiefly in the 2nd half of the year.

Return on assets (ROA)

	30 June 2006	30 June 2005
Net profit (loss)	11 706	8 915
Total assets – opening balance	2 160 592	2 106 802
Total assets – closing balance	2 257 442	2 145 445
Return on assets	**1.06%**	**0.84%**

This ratio shows the rate of return generated by the Company's assets. In the 1st half of 2006 this ratio went up by 0.2%. Similarly to the ROE ratio, the ultimate figure is determined by the result of the 2nd half of the year.

Net return on sales (ROS)

	30 June 2006	30 June 2005
Net profit (loss)	11 706	8 915
Sales of products, goods and raw materials	473 015	470 595
Net return on sales	**2.47%**	**1.89%**

This ratio shows the value of net profit generated by a single sales unit. Net return on sales rose by 30.6% and amounted to 2.47% as a result of 31.3% increase in net profit. The main factors that contributed to this were the very good results reported by Hekon – Hotele Ekonomiczne SA. Sales were 0.5% higher, mainly due to increased sales of Hekon – Hotele Ekonomiczne S.A. and Orbis Transport Sp. z o.o. The drop in sales of Orbis S.A. was brought about by the closing down of 6 hotels.

4.2 Efficiency ratios

Debtor collection period

	30 June 2006	30 June 2005
Net trade receivables – opening balance	44 596	40 243
Net trade receivables – closing balance	75 590	72 946
Sales of products, merchandise and raw materials	473 015	470 595
No of days	180	180
Debtor collection period	**22.9**	**21.6**

This ratio shows the average number of days preceding payment by trade debtors. In the 1st half of 2006, this ratio grew slightly by 1.3 days.

Creditor collection period

	30 June 2006	30 June 2005
Trade payables – opening balance	75 550	62 914
Trade payables – closing balance	93 273	80 448
Cost of products, goods and raw materials sold	359 429	361 140
No of days	180	180
Creditor collection period	**42.3**	**35.7**

This ratio shows the average number of days preceding payment to trade creditors. In the 1st half of 2006 the Group managed to extend the creditor collection period by 6.6 days thanks to the centralization of purchases. This process will be continued. The higher value of the ratio also results from the increase in investment liabilities.

Inventory turnover

	30 June 2006	30 June 2005
Inventory – opening balance	9 436	12 688
Inventory – closing balance	12 072	11 481
Cost of products, goods and raw materials sold	359 429	361 140
No of days	180	180
Inventory turnover	**5.4**	**6.0**

This ratio shows the average number of days in the inventory turnover cycle. In the 1st half of 2006, the Group shortened the cycle of inventory turnover by 0.6 day due to better management of purchases.

4.3 Financing ratios

Debt to equity

	30 June 2006	30 June 2005
Total debt	596 287	568 794
Total equity	2 257 934	2 143 348
Debt to equity	**26.4%**	**26.5%**

The debt to equity ratio shows the contribution of external capital in financing assets. In the 1st half of 2006, this ratio remained on a similar level.

Interest cover

	June 30, 2006	June 30, 2005
EBIDTA	88 665	84 129
Cost of interest	8 237	3 877
Interest cover	**10.8**	**21.7**

This ratio defines the burden of interest payments to the Company. In the 1st half of 2006 compared to a similar period of 2005, it declined by 50.3% and amounted to 10.8. Despite the drop, the interest cover ratio remains at a very safe level since the EBITDA generated by the Group is sufficient to cover over 10 times the cost of interest. Finance costs went up due to an increase in debt and change of financing from Euro to financing in Polish zloty (a higher interest rate). However, as a consequence the Group avoids currency risk.

Non-current assets to equity ratio

	30 June 2006	30 June 2005
Equity	1 661 792	1 576 651
Non-current assets	1 979 996	1 869 383
Non-current assets to equity ratio	**83.9%**	**84.3%**

This ratio shows the percentage of non-current assets which is financed by equity. In the 1st half of 2006, this ratio practically did not change and remains at a very safe level of 83.9%.

Current ratio

	30 June 2006	30 June 2005
Current assets	276 720	275 388
Current liabilities and provisions	234 692	214 084
Current ratio	**1.13**	**1.29**

The current ratio shows the current assets covered by current liabilities. It dropped slightly in the 1st half of 2006, but still remains within a safe range. In the Orbis S.A. Management Board's opinion, the level of current assets meets the current requirements of the Group.

5 EVENTS AFTER THE END OF THE REPORTING PERIOD

Orbis S.A. and Hekon S.A. have been bound by the ETAP Hotel in Częstochowa Lease Agreement since 1 July 2006.

On 31 July 2006 Orbis S.A. received the payment of gross dividend amounting to PLN 867 thousand payable by Orbis Kontrakty Sp. z o. o. for 2005.

No significant events of a strategic nature occurred in other companies covered by the financial statements after the end of the reporting period.

6 INFORMATION ON THE COMPANY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS

On 1 June 2005, the Company concluded an agreement with PricewaterhouseCoopers Sp. z o.o. for the review and audit of financial statements of Orbis S.A. and Orbis S.A. Group. The agreement covers the review of bi-annual, separate and consolidated financial statements for the six-month periods ended 30 June 2005, 2006 and 2007 and the audit of separate and consolidated annual financial statements for the years 2005, 2006 and 2007.

In the 1st half of 2005 and 2006, the authorized auditor did not provide any services other than those listed above.

7 PLANS OF COMPANIES FROM THE GROUP FOR SUBSEQUENT PERIODS

Orbis S.A. The following projects are planned for the 2nd half of 2006:

- **Modernization** of the following hotels is planned as part of the investment projects: Grand Hotel in Warsaw, Grand Hotel in Sopot, Novotel Centrum Poznań, Posejdon Gdańsk, Novotel Malta Poznań.
- **The development of the economy hotel segment** will continue in the form of the following projects: Etap in Warsaw (opening is planned for December 2006), 2 Etap hotels in Wrocław (commencement of construction works is planned for November 2006), Etap hotels in Kraków, Gdańsk, Katowice, Lublin, Szczecin (planned opening of the hotel following conversion in November 2006), Etap-Ibis-Novotel hotel centre in Gdynia, Novotel in Łódź; advanced works related to the selection of plots of land for Ibis hotels (in Kielce, Białystok, Rzeszów, Elbląg).
- **Regionalization** project: regionalization of technical operations, accounting, sales, and HR and payroll management will continue; the Company plans to regionalize HR functions leading to full reorganization of business processes in the HR area accompanied by streamlining employment in the HR department;
- HR function:
  - Implementation of a development program for all employees from respective levels of the ORBIS S.A. organizational structure;
  - Provision of training programs supporting the opening of modernized and new hotels in Poland;
- Advertisement and PR projects will include a series of image and product enhancing campaigns supporting hotels of all brands operated by the Orbis Group based on advertisement activities performed by the Company, media sponsoring, mass events and even cooperation with international organizations. Loyalty programs will be developed and new programs will be launched in order to create a stable base of customers who use and are satisfied with the services offered by our hotels;

Hekon-Hotele Ekonomiczne S.A. The company plans to lease ETAP hotels in Szczecin and Warsaw from Orbis S.A. to run hotel and catering activities.

UAB Hekon and **Orbis Kontrakty Sp. z o.o.** will work on the further development of their respective business operations.

PBP Orbis Group. The leader of the group, PBP Orbis Sp. z o.o. will initiate promotional and advertisement activities supporting sales of PBP Orbis related to outgoing tourist traffic and maintaining high dynamics in the sales of flight tickets.

Orbis Transport Group. The operations of Orbis Transport Sp. z o.o. will focus on strengthening the leading, respective market position. The main activities will include:

- Related to coach transport:
  - Developing a network of lines to most cities in Poland using the existing structure;
  - Sales of tickets via WWW;
  - Ticket reservations by means of text messages;
  - Providing extended health insurance and legal assistance during trips abroad;
- Related to long-term rental and leases:
  - Developing domestic services sales chain using Hertz offices in major cities in Poland;
  - Updating the rental and lease offer taking into consideration the changing provisions of the law;
  - Cost optimization;
- Related to short-term rental:
  - Intensifying sales through promotional activities;
  - Cost rationalization.

The following activities are important for transport subsidiaries:

- Faster restructuring;
- Opening new long-distance lines.

Orbis Casino Sp. z o. o. The opening of a new games parlour in Gdańsk is planned for the end of September 2006. A casino in Bydgoszcz will be opened by the end of December 2006 in accordance with the acquired permits issued by the Minister of Finance. The modernization of the casino and games parlour in the Grand Hotel Warsaw as part of the general refurbishment of the hotel is planned for late 2006.

Capital Group Orbis

Management Board's statemenst
as at June 30, 2006

Orbis

Warsaw, September 28, 2006.

DECLARATION
OF ORBIS S.A. MANAGEMENT BOARD
TO 2006 SEMI-ANNUAL FINANCIAL STATEMENTS

The Management Board of Orbis S.A. hereby declares that the entity licensed to audit financial statements entrusted with the task of auditing the semi-annual financial statements of Orbis S.A. and the Orbis Group has been selected in conformity with the law and that this entity and the licensed auditors in charge of the said audit meet the requirements necessary to ensure an unbiased and independent audit report, pursuant to the applicable legal regulations binding in Poland.

Signatures of Management Board members

Names and surnames	Position/ Function	Signature
Jean-Philippe Savoye	President of the Management Board	
Krzysztof Andrzej Gerula	First Vice-President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Alain Billy	Member of the Management Board	

Warsaw, September 28, 2006.

DECLARATION
OF THE MANAGEMENT BOARD
FOR 2006 SEMI-ANNUAL PERIOD

The Management Board of Orbis S.A. hereby declares that according to its best knowledge, the consolidated financial statements of the Orbis Group for the semi-annual period of 2006 and the comparative figures for the semi-annual period of 2005 and for the year 2005 have been prepared in accordance with the accounting principles applied by the Group and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of the Orbis Group and its financial result.

At the same time, the Management Board of Orbis S.A. declares that according to its best knowledge, the attached financial statements of the parent company Orbis S.A. for the same period and the comparative figures for the semi-annual period of 2005 and for the year 2005 have been prepared in accordance with the accounting principles applied by the Company and with the International Accounting Standards and reflect, in a true, fair and transparent manner, the economic and financial standing of Orbis S.A. and its financial result.

The statements depict the true image of development, achievements and the condition of Orbis S.A. and the entire Orbis Group, including description of the main risks and uncertainties.

Signatures of Management Board members

Names and surnames	Position/ Function	Signature
Jean-Philippe Savoye	President of the Management Board	
Krzysztof Andrzej Gerula	First Vice-President of the Management Board	
Ireneusz Andrzej Węgłowski	Vice-President of the Management Board	
Yannick Yvon Rouvrais	Member of the Management Board	
Alain Billy	Member of the Management Board	